FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2021

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

extra
ASSAÍ ATACADISTA
éxito

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

GPA
For the power of choice

(FreeTranslation into English from the Original Previously Issued in Portuguese.)

multivarejo ASSAÍ ATACADISTA grupo éxito

minuto
Pão de Açúcar
Pão de Açúcar
COMPRE BEM

Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2020

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Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2020

INDEPENDENT AUDITOR’S REPORT ON INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, Board of Directors and Officers

Companhia Brasileira de Distribuição

São Paulo - SP

Opinion

We have audited the individual and consolidated financial statements of Companhia Brasileira de Distribuição (“Company”), identified as Individual and Consolidated, respectively, which comprise the statement of financial position as at December 31, 2020, and the statements of profit or loss, of comprehensive income, of changes in equity, and of cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the individual and consolidated financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of the Company as at December 31, 2020, and its individual and consolidated financial performance and cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the individual and consolidated financial statements section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical principles set forth in the Code of Professional Ethics for Accountants and the professional standards issued by Brazil’s National Association of State Boards of Accountancy (CFC), and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of matter - Restatement of corresponding figures due to spin-off of the subsidiary Sendas Distribuidora S.A.

As mentioned in Note 2, as a result of the spin-off of the subsidiary Sendas Distribuidora S.A. at December 31, 2020, the corresponding figures referring to the prior-year consolidated statements of profit or loss and of value added, presented for comparison purposes, were adjusted and are being restated, as provided for in Accounting Pronouncement NBC TG 31/IFRS 5 - Noncurrent assets held for sale and discontinued operations. Our opinion is not modified in respect of this matter.

3

Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2020

Key audit matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the financial statements of the current year. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide an individual opinion on these matters. For each matter below, our description of how our audit addressed the matter, including any commentary on the findings or outcome of our procedures, is provided in that context.

We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the individual and consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial statements.

Realization of State VAT (ICMS) credits

At December 31, 2020, the balance of State VAT (ICMS) credits totaled R$1,428 million in the individual statements and R$1,435 million in the consolidated statements, as disclosed in Note 10. The ICMS credit recoverability analysis was significant for our audit as the amounts of these credits are material in relation to the individual and consolidated financial statements as of December 31, 2020 and because the preparation of this analysis involves judgment by the Company management in determining the projections of future ICMS debts in its operations, including consideration of special taxation regimes. These projections could be impacted by future market and economic conditions.

How our audit addressed this matter:

Our audit included the following procedures, among others: i) understanding of the process implemented by management to prepare the annual analysis of recoverability of tax credits, including assessment of the design and operating effectiveness of internal control implemented by the Company referring to this annual process and to the preparation of projections used by management; ii) assessment of the reasonableness of the data used in the preparation of the annual tax credit recoverability analysis, including the mathematical accuracy of the calculations made in such analysis; iii) involvement of our indirect tax specialists in assessing the application of tax legislation and special taxation regimes for the projections used in the annual tax credit recoverability analysis; and (iv) review of the adequacy of the respective disclosures in the financial statements.

Based on the results of the audit procedures carried out on the annual tax credit recoverability analysis, which is consistent with management's assessment, we consider that the criteria and assumptions associated with the recoverability of the ICMS credits adopted by management, as well as the respective disclosures in the explanatory notes, are acceptable, in the context of the financial statements taken as a whole.

4

Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2020

Tax contingencies assessed as possible loss

As disclosed in Note 22.6, the Company is a party to administrative and judicial proceedings arising from various tax contingencies, totaling R$10,081 million, for which no provision was recorded as at December 31, 2020, given that the likelihood of loss was assessed as possible based on the information available on that date.

Management uses significant judgment to determine whether the technical arguments used by the Company are more likely than not to be successful in the judicial discussion of such proceedings in court, considering the complexity of the tax environment in Brazil and the absence of case law on certain tax matters. In this assessment, management counts on the assistance of external legal advisors.

Management's assessment of the likelihood of loss of tax contingencies was significant for our audit as it is complex and involves significant judgment based on interpretations of tax legislation and legal rules.

How our audit addressed this matter:

Our audit included the following procedures, among others: i) understanding of the process implemented by management, including assessment of the design and operating effectiveness of internal control implemented by the Company for identification, monitoring and evaluation of tax proceedings, to determine whether the technical arguments used by management are more likely than not to succeed in courts; ii) obtaining confirmation letters directly from the Company's external legal advisors and use of our knowledge and experience on application of tax legislation by tax authorities to evaluate the judgments made by the Company management regarding tax proceedings; iii) involvement of our tax specialists to evaluate the technical arguments presented by management and analysis of a sample of opinions or legal guidance from external advisors obtained by the Company; and (iv) review of the adequacy of the respective disclosures in the financial statements.

Based on the result of the audit procedures carried out on the judgments and assessments of the likelihood of loss on the tax proceedings rated as possible loss, which is consistent with management's assessment, we consider that the criteria and assumptions adopted to determine the likelihood of loss on such proceedings, as well as the respective disclosures in the explanatory notes, are acceptable, in the context of the financial statements taken as a whole.

Corporate reorganization

As disclosed in Note 1, at the General and Special Shareholders’ Meeting of the Company and its wholly-owned subsidiary Sendas Distribuidora S.A. ("Sendas"), held on December 31, 2020, shareholders of both companies approved the proposal for corporate reorganization previously approved on December 14, 2020 by the Board of Directors of both companies.

As a result of this corporate reorganization, the Company management deconsolidated the assets and liabilities of Sendas from consolidation and presented Sendas’ profit or loss as discontinued operations in the statement of profit or loss and in the corresponding prior-year period. This matter was considered significant for our audit due to the complexity arising from this corporate reorganization, the aspects related to accounting records, the adequate presentation of Sendas’ profit or loss as discontinued operations, and the appropriate disclosure in the explanatory notes.

5

Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2020

How our audit addressed this matter:

Our audit procedures included the following, among others: (i) review of the corporate reorganization agreement and all other related corporate legal documents; (ii) check of the accounting records and their consistency with the documents presented in the register of approval of general and special shareholders’ meetings; (iii) review of the technical accounting memoranda prepared by the Company management; and (iv) review of the adequacy of the respective disclosures in the financial statements.

Based on the result of the audit procedures carried out regarding the adequacy of the accounting treatment given to the Company's corporate reorganization, which is consistent with management's assessment, we consider that the recording of the transaction and the respective disclosures in the explanatory notes are acceptable, in the context of the financial statements taken as a whole.

Other matters

Statements of value added

The individual and consolidated statements of value added (SVA) for the year ended December 31, 2020, prepared under the responsibility of the Company management and presented as supplementary information for IFRS purposes, were submitted to audit procedures conducted jointly with the audit of the Company's financial statements. To form our opinion, we evaluated if these statements are reconciled to the financial statements and accounting records, as applicable, and if their form and content comply with the criteria defined by Accounting Pronouncement NBC TG 09 – Statement of Value Added. In our opinion, the individual and consolidated statements of value added were prepared fairly, in all material respects, in accordance with the criteria defined in the above-mentioned accounting pronouncement, and are consistent in relation to the financial statements taken as a whole.

Other information accompanying the individual and consolidated financial statements and the auditor’s report

Management is responsible for such other information, which comprise the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of the Management Report, we are required to report that fact. We have nothing to report in this regard.

6

Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2020

Responsibilities of management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and its subsidiaries’ financial reporting process.

Auditor’s responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identified and assessed risks of material misstatements of the individual and consolidated financial statements, whether due to fraud or error, designed and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries’ internal control.

•	Evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

7

Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2020

•	Concluded on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluated the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represented the underlying transactions and events in a manner that achieves fair presentation.

•	Obtained sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the Group's audit and, consequently, for the audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements, including applicable independence requirements, and communicated with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the financial statements of the current year and are therefore the key audit matters. We described these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 23, 2021.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP034519/O-6

Clinton L. Fernandes

Accountant CRC-1SP205541/O-2

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Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2020

Message from Management

2020 proved to be a year of many challenges and a new reality of life imposed by the global pandemic. However, we made important progress on strategic fronts that were decisive in consolidating the Group's footprint and business performance in South America.

We ended the period with approval for the spin-off of the Cash & Carry operation, which enabled the creation of two entirely independent companies - Assaí and GPA - and drive growth in their respective markets.

We retained our position as South America's largest food retail group, with a diversified portfolio of banners and brand leaders in Brazil, Colombia, Argentina and Uruguay.

However, the period demanded agility, resilience and adaptability, and our multichannel, multiformat and multiregional approach helped us to quickly adapt ourselves to the scenario. We brought forward initiatives in record time, maintaining the operation fully functional while ensuring the safety of our customers and employees.

At GPA, adjusting the portfolio of brick-and-mortar stores was one of the priority actions during the year: our new commercial actions at Extra Hiper were successful, with 23 stores already adapted and rollout planned for the remainder of the portfolio in 2021.

We practically concluded the conversions of Extra Super to Mercado Extra stores, with a more competitive positioning for the regional market. And Pão de Açúcar, which remains resilient, will move forward with the expansion of the main concepts of the G7 store model and the resumption of organic store openings in the second half of this year. Proximity stores demonstrated excellent adherence to the new consumption reality in which people seek neighborhood stores: expansion of the Minuto Pão de Açúcar format is among our priorities for 2021.

An important driver of building loyalty and profitability for the business, Private-Label Brands achieved 20% share of Brazil’s food business in the year, with new products and revised assortment, which resulted in a very high penetration of 80% among our customers.

It was a year of profound transformation in how we live and consume, and food e-commerce played an important role and received significant impetus from the expansion of our logistics solutions, backed by exclusive warehouses, stores dedicated to e-commerce and Click & Collect deliveries, as well as the last mile option.

Our e-commerce sales in 2020 surpassed R$1.1 billion, a threefold growth from the previous year, expanding its share of both the food business and the e-commerce market in Brazil. Our database of omnichannel customers, who consume on average 2.7 times more than customers who purchase only from brick-and-mortar stores, doubled in 4Q20 compared to 4Q19.

We took an important step towards consolidating the GPA digital platform with the launch of Marketplace last year. In 2021, we plan to significantly expand the assortment for both 1P and 3P, offering an increasingly more comprehensive purchase basket through our electronic channels.

Stix, the largest coalition rewards program in Brazil's retail sector, in partnership with Raia Drogasil, was another tool to build customer loyalty, alongside the existing loyalty programs Pão de Açúcar Mais and Clube Extra, which have over 20.6 million registered customers.

9

Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2020

Grupo Éxito maintained its customer-centric strategy and, notably, successfully innovated and adapted itself to the evolving needs triggered by the pandemic. The business registered gross revenue of R$24.7 billion in the year, driven by growth of the Wow and Carulla FreshMarket formats and by the expansion of the omnichannel strategy in all the countries where the Company operates.

The omnichannel initiatives also made considerable progress in the year, with sales totaling R$2 billion (R$1 billion in food) and 12.4% of the online channel's share coming from the Colombian operation, a benchmark in Latin America. In addition, the Puntos Colombia loyalty program registered 13.4 million customers and was integrated to the company's commercial ecosystem to enable further development of the marketplace.

In a year of so many challenges, social and environmental issues gained prominence. In Brazil, we updated our Social and Environmental Policy on Sourcing Beef and published the Social and Environmental Policy for Sourcing Palm Oil Products and the Group's Environmental Policy, in continuation of our initiatives to combat deforestation and climate change. We advanced in our commitment to reducing carbon emissions, which was included as a target for variable compensation of all Group executives in 2021.

In a pioneering move in Brazil's retail sector, we extended our Animal Welfare commitments to chains other than eggs, including good practices for the production of broiler, pork and beef. In the diversity and inclusion agenda, we intensified our efforts, publishing the Diversity and Human Rights Policy and conducting training programs for all employees and contractors to promote human rights and combat all types of discrimination.

The GPA Institute, the Group’s social investments arm, played a fundamental role in donating food, which benefited more than 4,000 families during the pandemic. The Fundação Éxito, which is committed to eradicating chronic child malnutrition, delivered approximately 255,000 food baskets, benefiting nearly 112,000 children.

The Company's consistent efforts combined with sustainable practices were recognized by its inclusion in the 2021 portfolio of the Corporate Sustainability Index (ISE) of B3 - Brasil, Bolsa, Balcão. We were also rated B+ by CDP Climate (B- in 2019) and won the Corporate Excellence Award at the Out & Equal LGBTQI+ Brazil 2020 forum for actions to promote respect and a diverse and equitable workplace.

Grupo Éxito, for its part, was the only food retailer in Latin America to be recognized for its sustainability standards, for the second straight year in the Sustainability Yearbook 2021 of Standard and Poor’s ESG.

We ended 2020 proud of our trajectory. In 2021, we will continue to adapt our portfolio to market needs, with the focus on executing our strategy of serving clients of all profiles, backed by the omnichannel approach and an increasingly integrated digital platform. Operational excellence, constant innovation and strengthening of the value proposition of selected formats are the Company’s priorities in Brazil, along with maintaining high Environmental, Social and Governance (ESG) standards.

At Grupo Éxito, apart from the digital presence and strong omnichannel approach, its leadership of the food retail market in Colombia and Uruguay will continue to pave the way for a strong and resilient operation in 2021. The robust ecosystem will also bring monetization opportunities and, consequently, improved customer experience.

10

Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2020

We started the year with more positive signs in relation to the public health crisis, though we are certain that we will have major macroeconomic challenges to overcome. However, we remain optimistic about maintaining business growth in a continuous process of transformation, keeping step with technological advances and consumption trends, while dealing in a conscientious and responsible manner with all of our stakeholders.

Christophe José Hidalgo - Chief Executive Officer

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Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2020

INDEPENDENT AUDITORS

The individual and consolidated financial statements of GPA were reviewed by Ernst & Young. The hiring of independent auditors is based on principles that safeguard the independence of the auditor, which are: (a) auditors may not audit their own work; (b) auditors may not exercise managerial functions; and (c) auditors should not advocate on behalf of GPA or provide any services that may be considered prohibited by the regulations in force.

In compliance with Instruction 381/03 issued by the Securities and Exchange Commission of Brazil (CVM), we hereby declare that, for the fiscal year ended December 31, 2020, E&Y did not provide any services other than those related to the independent audit.

12

Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2020

AUDIT COMMITTEE REPORT - FINANCIAL YEAR 2020

Initial information

The Audit Committee (“Committee”) of Companhia Brasileira de Distribuição (“Company”) is a statutory advisory body directly linked to the Board of Directors.

The responsibilities and duties of the various governance bodies that interact with the Audit Committee are identified on the Company's Investor Relations portal, accessible at the following electronic address: http://www.gpari.com.br/

Committee activities in 2020

MEETINGS

In 2020, the Committee met in 30 sessions, 12 of which were scheduled in advance, according to the official annual calendar, and the others were extraordinary. The meetings were attended by members of the Executive Board, internal auditor and other managers of the Company and, in 9 of them, also by independent auditors.

The Committee, or through its members, individually and / or jointly, also held sessions with the President of the Company, its Financial Director and the Co-Vice President of the Board of Directors, as well as with the Directors responsible for the Business Units of the Company, for detailed knowledge of the operations and of the main risks and mitigation actions related to each respective area.

The then Coordinator reported, periodically, the main topics addressed by the Committee in its meetings to the Board of Directors, accompanied by the Independent Auditors whenever applicable.

INTERACTION WITH INTERNAL AND INDEPENDENT AUDITS

The Coordinator of the GPA / CBD Committee interacted with the Internal Audit of Grupo Casino, the controlling shareholder of GPA, in order to exchange experiences.

The Committee worked intensively with the Company's Internal Audit Director (accompanied, when applicable, by the risk area coordinator), as well as with the main partners and the EY Independent Audit team. Except for emerging issues that emerged, the Committee's permanent agenda in its interactions with the Auditors, both Internal and Independent:

•	knowledge of the composition and declared level of experience of the allocated teams;

•	periodic training program for internal auditors;

•	semiannual and / or annual work plan, as appropriate, provided for the performance of their duties;

•	periodic monitoring, with pertinent inquiries of causes and corrective measures, on deviations from previously presented work plans;

•	knowledge of the conclusions, partial or final, of the works performed or in execution by the internal and independent auditors in the exercise of their mandates; summoning the manager responsible for items reported by the auditors, when applicable, to provide clarification and detail of any corrective measures;

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Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2020

In view of the acquisition process of the former GPA co-parent company, Almacenes Éxito SA (“Grupo Éxito”), concluded at the end of 2019, the Committee maintained periodic interactions with the members of Grupo Éxito's Management and its independent auditors, with the objective of monitoring possible impacts on the consolidation of financial results in GPA.

In addition, the Audit Committee followed the Company's spin-off project of its wholly-owned subsidiary Assaí Distribuidora, concluded on December 31, 2020 via resolution of the Extraordinary General Meeting.

Contingencies and Provisions

During 2020, the Committee periodically monitored GPA contingencies, monitoring related provisions and maintaining special attention to the progress of tax and labor claims.

Accounting Issues

Together with the Accounting Department, the Committee analyzed and discussed, prior to the disclosure of each quarterly result and the results for the year ended 12/31/2020, the information contained in the Financial Statements and the Explanatory Notes, always with the participation of the Independent Audit.

Tax Issues

In addition, the Committee members held quarterly discussions with the Company about tax contingencies, as well as about the methodology for monetizing tax credits, as well as continuing to monitor, quarterly, compliance with the credit consumption schedule, with a special focus on the values of provisioning.

Compliance

During 2020, the Committee maintained the supervision of the Company's Compliance area, which focused on monitoring the supplier base, to mitigate risks of fraud, corruption and conflicts of interest, monitoring government agreements and revising the Code of Ethics, to adapt to the Novo Mercado, and became aware of the training and qualifications for GPA employees and suppliers carried out during the year.

Internal controls

The Committee maintained constant supervision of the work carried out by the area responsible for internal controls during the year 2020, with a focus on fulfilling the obligations provided for in SOX.

Reporting Channel

The Audit Committee regularly monitored the most relevant complaints received through the internal communication channel (Ombudsman) in a confidential manner and without identifying the complainant.

Risks

The Audit Committee carried out extensive work with the Risk Management team, in order to adopt a methodology for defining a Risk Matrix, which was recommended by the Committee for deliberation by the Company's Board of Directors in 2020.

Audit Committee Suggestions

Suggestions for improvements in internal processes and procedures have been presented by the Committee and addressed by the Company in a timely manner.

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Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2020

Conclusion

The Audit Committee believes that all the relevant matters that were made known and described in this Report are adequately disclosed in the Management Report, in the Financial Statements and the respective Explanatory Notes for the year ended December 31, 2020, which were audited by EY, recommending that they be forwarded for deliberation by the Board of Directors and submitted for approval to CBD's General Shareholders' Meeting.

São Paulo, February 23, 2021.

Eleazar de Carvalho Filho, Committee Coordinator and Financial Specialist

Fernando Dal-Ri Murcia - Accounting and Auditing Specialist

Renan Bergmann

Gisélia da Silva

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Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2020

FISCAL COUNCIL’S REPORT

The Company’s Fiscal Council, in accordance with its statutory and legal duties, examined the Financial Statements Related to the fiscal year ending in December 31, 2020 and issued an opinion favorable for their approval by the Company’s Board of Directors.

São Paulo, February 23, 2021

Libano Barroso - Chairman

Éric Martins

Rafael Morsch

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Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2020

Management statement on the financial statements

In accordance with the item V of article 25 of Instruction CVM no. 480, of December 7, 2009, as amended, the Directors stated that have reviewed, discussed and agreed with the Company´s Financial Statement related to the year ended 2020, authorizing the conclusion on this date.

São Paulo, February 23, 2021.

Directors

Christophe José Hidalgo

President

Christophe José Hidalgo

Vice President of Finance

Christophe José Hidalgo

Investor’s relationship Director

17

Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2020

Management statement on the independent auditor’s report

In accordance with the item V of article 25 of Instruction CVM no. 480, of December 7, 2009, as amended, the Directors stated that have reviewed, discussed and agreed with to the Independent Registered Public Accounting Firm Report over the Company´s Financial Statements for the year ended 2020, issued on this date.

São Paulo, February 23, 2021.

Directors

Christophe José Hidalgo

President

Christophe José Hidalgo

Vice President of Finance

Christophe José Hidalgo

Investor’s relationship Director

18

Companhia Brasileira de Distribuição Balance Sheets December 31, 2020 and 2019 (In millions of Reais)

		Parent Company		Consolidated
	Note	12.31.2020	12.31.2019	12.31.2020	12.31.2019

Current assets
Cash and cash equivalentes	6	4,905	2,863	8,711	7,954
Trade receivable, net	7	289	256	686	727
Other receivable	8	109	168	365	381
Inventories, net	9	3,452	3,358	6,536	8,631
Recoverable taxes	10	366	516	983	1,692
Derivative financial instruments	19.1	-	45	-	73
Other current assets		113	114	251	287
		9,234	7,320	17,532	19,745
Assets held for sale	33	78	171	109	223
Total current assets		9,312	7,491	17,641	19,968

Noncurrent assets
Trade receivables, net	7	1	1	5	1
Other receivables	8	624	156	671	192
Recoverable taxes	10	3,091	1,735	3,100	2,702
Derivative financial instruments	19.1	11	2	12	13
Deferred income tax and social contribution	21	-	285	-	337
Related parties	11	369	248	154	104
Restricted deposits for legal proceedings	22.7	545	639	563	795
Other noncurrent assets		89	92	208	177
Investments in associates	12	11,589	7,750	1,250	609
Investment properties	14	-	-	3,639	3,051
Property and equipment, net	15	9,101	9,352	19,888	24,290
Intangible assets, net	16	2,040	1,909	6,164	6,236
Total noncurrent assets		27,460	22,169	35,654	38,507
Total assets		36,772	29,660	53,295	58,475

The accompanying notes are integral part of these financial statements.

19

Companhia Brasileira de Distribuição Balance Sheets December 31, 2020 and 2019 (In millions of Reais)

		Parent Company		Consolidated
	Note	12.31.2020	12.31.2019	12.31.2020	12.31.2019

Current liabilities
Trade payable, net	17	4,876	5,022	11,424	14,887
Borrowings and financing	18	1,257	2,016	2,309	3,488
Lease liabilities	23	570	533	947	937
Payroll and related taxes		493	392	897	980
Taxes, installment and contributions payable	20	288	203	585	531
Related parties	11	212	234	194	215
Dividends payable	25.3	516	156	556	168
Financing of property and equipment		55	127	100	231
Deferred revenue	24	16	60	297	365
Transfer to third parties		15	10	77	164
Acquisition of non-controlling interest	19.3	-	-	636	466
Other current liabilities		319	465	461	703
Total current liabilities		8,617	9.218	18,483	23,135

Noncurrent liabilities
Borrowings and financing	18	6,322	3,356	6,842	10,706
Lease liabilities	23	5,388	4,388	7,427	7,730
Deferred income tax and social contribution	21	213	-	1,034	1,195
Tax payable in installments	20	241	376	248	376
Related parties	11	168	-	168	-
Provision for contingencies	22	1,233	940	1,385	1,305
Deferred revenue	24	19	24	19	26
Provision for losses on investiment in associates	12	620	385	591	386
Other noncurrent liabilities		256	33	291	68
Total noncurrent liabilities		14,460	9,502	18,005	21,792

Shareholders’ equity	25
Share capital		5,434	6,857	5,434	6,857
Capital reserves		479	447	479	447
Earning reserves		6,090	3,529	6,090	3,529
Other comprehensive income		1,692	107	1,692	107
		13,695	10,940	13,695	10,940
Non-controlling interest		-	-	3,112	2,608
Total shareholders’ equity		13,695	10,940	16,807	13,548

Total liabilities and shareholders’ equity		36,772	29,660	53,295	58,475

The accompanying notes are integral part of these financial statements.

20

Companhia Brasileira de Distribuição Statements of Operations Years ended December 31, 2020 and 2019 (In millions of Reais)

		Parent Company		Consolidated
	Note	12.31.2020	12.31.2019	12.31.2020	12.31.2019
					Restated

Net operating revenue	26	27,996	25,807	51,253	28,838
Cost of sales	27	(19,978)	(19,062)	(37,504)	(21,225)
Gross profit		8,018	6,745	13,749	7,613
Operating expenses, net
Selling expenses	27	(4,495)	(4,492)	(7,755)	(5,166)
General and administrative expenses	27	(678)	(741)	(1,588)	(532)
Depreciation and amortization		(1,035)	(947)	(1,804)	(1,028)
Share of profit of associates	12	1,149	965	98	2
Other operating expenses, net	28	174	(230)	(71)	(386)
		(4,885)	(5,445)	(11,120)	(7,110)
Profit from operations		3,133	1,300	2,629	503

Financial expenses, net	29	(381)	(955)	(728)	(871)

Income before income tax and social contribution		2,752	345	1,901	(368)

Income tax and social contribution	21	(546)	133	(662)	95

Net income for the year from continued operations		2,206	478	1,239	(273)
Net income for the year from discontinued operations		(27)	312	1,087	1,109
Net income for the year		2,179	790	2,326	836
Attributed to:
Controlling shareholders of the company				2,179	790
Non-Controlling shareholders				147	46
				2,326	836

				12.31.2020	12.31.2019
Net income attributable to controlling shareholders per thousands of shares	30

Basic				8.13283	2.95804
Diluted				8.12104	2.95391

Earnings per share (Weighted average cost – R$)

Basic				4.07575	(1.07463)
Diluted				4.06984	(1.07337)

The accompanying notes are integral part of these financial statements.

21

Companhia Brasileira de Distribuição Statements of Comprehensive Income Years ended December 31, 2020 and 2019 (In millions of Reais)

	Parent company		Consolidated
	12.31.2020	12.31.2019	12.31.2020	12.31.2019
				Restated
Net income for the year	2,179	790	2,326	836
-Items that may be subsequently reclassified to statement of operations:
Foreign currency translation	1,554	151	2,145	214
Fair value of trade receivable	1	(5)	1	(15)
Cash flow hedge	15	5	17	5
Income taxes related to other comprehensive income	3	6	3	16
Other comprehensive income	(4)	(2)	(4)	(2)
Comprehensive income for the year	3,748	945	4,488	1,054

Attributed to:
Controlling shareholders			3,748	945
Non-controlling shareholders			740	109
			4,488	1,054

The accompanying notes are integral part of these financial statements.

22

Companhia Brasileira de Distribuição Statements of Changes in Shareholders' Equity Years ended December 31, 2020 and 2019 (In millions of Reais)

		Capital reserves		Earnings reserves									Total
	Share Capital	Other Reserves	Stock Options	Legal	Busi-ness growth reserve	Treasury Shares	Earnings Retention	Grant reserve	Accumu-lated profit (loss)	Other compre-hensive results	Equity attributed to the contro-lling sharehol-ders	Participation of non-controlling share-holders
Balance at December 31, 2018	6,825	7	406	517	2,504	(7)	(10)	58	-	(66)	10,234	2,925	13,159

Net income for the year	-	-	-	-	-	-	-	-	790	-	790	46	836
Foreign currency translation	-	-	-	-	-	-	-	-	-	151	151	63	214
Fair value of trade receivable	-	-	-	-	-	-	-	-	-	(5)	(5)	(10)	(15)
Income taxes related to other comprehensive income	-	-	-	-	-	-	-	-	-	6	6	10	16
Cash flow hedge	-	-	-	-	-	-	-	-	-	5	5	-	5
Other comprehensive income	-	-	-	-	-	-	-	-	-	(2)	(2)	-	(2)
Comprehensive income for the year	-	-	-	-	-	-	-	-	790	155	945	109	1,054

Capital increase (note 25)	32	-	-	-	-	-	-	-	-	-	32	-	32
Stock options granted (note 25)	-	-	29	-	-	-	-	-	-	-	29	-	29
Stock options granted to subsidiaries (note 25)	-	-	5	-	-	-	-	-	-	-	5	4	9
Appropriation of net income to legal reserve (note 25)	-	-	-	39	-	-	-	-	(39)	-	-	-	-
Interest on own capital (note 25.3)	-	-	-	-	(137)	-	-	-	(37)	-	(174)	-	(174)
Reservation constitution (note 25)	-	-	-	-	549	-	-	-	(549)	-	-	-	-
Proposed dividends (note 25.3)	-	-	-	-	-	-	-	-	(156)	-	(156)	(38)	(194)
Hyperinflation adjustment (*)	-	-	-	-	-	-	29	-	-	-	29	1	30
Transactions with non-controlling interests	-	-	-	-	-	-	(13)	-	(4)	-	(17)	342	325
Acquisition of companies (note 13)	-	-	-	-	-	-	-	-	-	-	-	2,556	2,556
Deconsolidation Via Varejo (note 12.4)	-	-	-	-	-	-	-	-	(5)	18	13	(3,291)	(3,278)
Balance at December 31, 2019	6,857	7	440	556	2,916	(7)	6	58	-	107	10,940	2,608	13,548

The accompanying notes are integral part of these financial statements.

23

Companhia Brasileira de Distribuição Statements of Changes in Shareholders' Equity Years ended December 31, 2020 and 2019 (In millions of Reais)

		Capital reserves		Earnings reserves									Total
	Share Capital	Other Reserves	Stock Options	Legal	Busi-ness growth reserve	Treasury Shares	Earnings Retention	Grant reserve	Accumu-lated profit (loss)	Other compre-hensive results	Equity attributed to the contro-lling sharehol-ders	Participation of non-controlling share-holders
Balance at December 31, 2019	6,857	7	440	556	2,916	(7)	6	58	-	107	10,940	2,608	13,548

Net income for the year	-	-	-	-	-	-	-	-	2,179	-	2,179	147	2,326
Foreign currency translation	-	-	-	-	-	-	-	-	(16)	1,570	1,554	591	2,145
Fair value of trade receivable	-	-	-	-	-	-	-	-	-	1	1	-	1
Income taxes related to other comprehensive income	-	-	-	-	-	-	-	-	-	3	3	-	3
Cash flow hedge	-	-	-	-	-	-	-	-	-	15	15	2	17
Other comprehensive income	-	-	-	-	-	-	-	-	-	(4)	(4)	-	(4)
Comprehensive income for the year	-	-	-	-	-	-	-	-	2,163	1,585	3,748	740	4,488

Capital increase (Note 25)	9	-	-	-	-	-	-	-	-	-	9	-	9
Capital reduction (note 1.1)	(1,432)	-	-	-	-	-	-	-	-	-	(1,432)	-	(1,432)
Stock options granted (note 25)	-	-	26	-	-	-	-	-	-	-	26	-	26
Stock options granted to subsidiaries (note 25)	-	-	6	-	-	-	-	-	-	-	6	-	6
Appropriation of net income to legal reserve (note 25)	-	-	-	109	-	-	-	-	(109)	-	-	-	-
Reservation constitution (note 25)	-	-	-	-	1,528	-	-	9	(1,537)	-	-	-	-
Mandatory dividends (note 25.3)	-	-	-	-	-	-	-	-	(515)	-	(515)	-	(515)
Dividends paid to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	(143)	(143)
PUT valuation subsidiary Disco (note 19.3)	-	-	-	-	-	-	-	-	-	-	-	(102)	(102)
Hyperinflation adjustment (*)	-	-	-	-	-	-	220	-	-	-	220	5	225
Fair value exchange of assets with subsidiary (note 1.1)	-	-	-	-	-	-	694	-	-	-	694	-	694
Others	-	-	-	-	-	-	1	-	(2)	-	(1)	4	3
Balance at December 31, 2020	5,434	7	472	665	4,444	(7)	921	67	-	1,692	13,695	3,112	16,807

(*) Refers to adjustments made to foreign subsidiaries with a hyperinflationary economy.

The accompanying notes are integral part of these financial statements.

24

Companhia Brasileira de Distribuição Statement of Cash Flows Years ended December 31, 2020 and 2019 (In millions of Reais)

	Parent Company		Consolidated
	12.31.2020	12.31.2019	12.31.2020	12.31.2019

Cash flow provided by operating activities
Net income for the year	2,179	790	2,326	836
Adjustments to reconcile net income
Deferred income tax (note 21)	452	(23)	69	240
(Gain) losses on disposals of property and equipment	(262)	30	317	88
Depreciation and amortization	1,159	1,063	2,564	1,559
Interest and monetary variations	835	938	1,796	1,668
Adjust to present value	(1)	1	(1)	1
Share of profit of associates (note 12)	(1,149)	(965)	(99)	(18)
Provision for contingencies	367	29	443	194
Provision for write-offs and impairment	20	-	45	-
Share-based payment	32	34	32	38
Allowance for doubtful accounts (note 8.1)	35	17	86	263
Allowance for inventory losses and damages (Note 9.2)	10	-	24	16
Deferred revenue (Note 24)	(55)	(25)	(349)	(344)
Gain on write-off of lease liabilities	(185)	(92)	(698)	(116)
Other operating income / expenses	(1,815)	39	(1,815)	18
Gain on the sale of subsidiary	-	(598)	-	(598)
Investment revaluation - Bellamar (note 1.1)	(573)	-	(573)	-
	1,049	1,238	4,167	3,845
Changes in operating assets and liabilities
Trade receivables	(83)	5	(257)	(14)
Inventories	(103)	246	(1,142)	(181)
Recoverable taxes	429	(138)	392	(354)
Other assets	22	98	(27)	(173)
Related parties	(849)	(2,256)	(22)	(81)
Restricted deposits for legal proceedings	80	(27)	87	(6)
Trade payables	(142)	(579)	726	(1,215)
Payroll, related taxes	101	(41)	234	(131)
Taxes and social contributions payable	(14)	(53)	549	(15)
Payments of income tax and social contributions	(3)	(93)	(70)	(231)
Provision for contingencies	(117)	(109)	(161)	(453)
Deferred revenue	13	117	252	173
Other liabilities	83	49	(1)	(52)
Receipts of dividends and interest on own capital	336	306	15	23
	(247)	(2,475)	575	(2,710)

Net cash provided by the operating activities	802	(1,237)	4,742	1,135

The accompanying notes are integral part of these financial statements.

25

Companhia Brasileira de Distribuição Statement of Cash Flows Years ended December 31, 2020 and 2019 (In millions of Reais)

	Parent Company		Consolidated
	12.31.2020	12.31.2019	12.31.2020	12.31.2019

Cash flow from investing activities
Capital increase in subsidiaries	-	-	(31)	-
Acquisition of property, plant and equipment (Note 15.4)	(692)	(909)	(2,289)	(2,462)
Increase in intangible assets (note 16.3)	(98)	(160)	(201)	(320)
Proceeds from sales of property and equipment	1,163	148	1,773	511
Payament of Éxito acquisition net of cash	-	-	-	(3,309)
Cash of deconsolidation of Via Varejo and Sendas ( note 12.4 and 1.1)	-	2,513	(3,529)	2,326
Acquisition of investment property (Note 14)	-	-	(14)	(12)
Net cash from companies merge	14	-	-	-
Net cash used in investment activities	387	1,592	(4,291)	(3,266)

Cash flow from financing activities
Capital increase	9	32	9	32
Proceeds from borrowings and financing (Note 18.2)	4,410	2,259	7,262	13,604
Payments of borrowings and financing (Note 18.2)	(2,487)	(1,615)	(5,538)	(9,952)
Payments of lease liabilities	(923)	(843)	(1,680)	(1,498)
Payments of dividends and interest on own capital	(156)	(229)	(339)	(268)
Resources obtained from non-controlling shareholders	-	-	3	-
Installment payments on the acquisition of subsidiary	-	(31)	-	(31)
Transactions with non-controlling interests	-	-	2	7
Net cash generated (invested) in financing activities	853	(427)	(281)	1,894

Gain (loss) cash and cash equivalents net	2,042	(72)	170	(237)
Exchange variation on cash and cash equivalents	-	-	587	111

Cash and cash equivalents at the beginning of the year	2,863	2,935	7,954	8,080
Cash and cash equivalents at the end of the year	4,905	2,863	8,711	7,954

In accordance with CPC03 (R2) / IAS7 - Statement of Cash Flows, interest paid in the amount of R$774 on December 31, 2020 (R$504 on December 31, 2019) is being disclosed in the financing activity under the item “Loans and financing payments ".

The main non-cash transactions are disclosed in note 32.

The accompanying notes are integral part of these financial statements.

26

Companhia Brasileira de Distribuição Statement of Value Added Years ended December 31, 2020 and 2019 (In millions of Reais)

	Parent Company		Consolidated
	12.31.2020	12.31.2019	12.31.2020	12.31.2019
				Restated
Revenues
Gross sales of goods and service	29,765	28,006	55,732	31,165
Allowance for doubtful accounts	2	1	(17)	1
Other revenues	1,851	265	1,791	261
	31,618	28,272	57,506	31,427
Products acquired from third parties
Costs of sales	(21,027)	(19,263)	(37,683)	(21,306)
Materials, energy, outsourced services and other	(4,405)	(3,122)	(6,789)	(3,476)
	(25,432)	(22,385)	(44,472)	(24,782)

Gross value added	6,186	5,887	13,034	6,645

Retention
Depreciation and amortization	(1,159)	(1,063)	(2,037)	(1,148)

Net Value Added Produced	5,027	4,824	10,997	5,497

Value added received in transfer
Share of profit of associates	1,149	965	98	2
Financial income	1,409	171	1,581	385
Others (net income of discontinued operations)	(27)	312	1,087	1,109
	2,531	1,448	2,766	1,496

Total value added to distribute	7,558	6,272	13,763	6,993

Personnel	3,429	3,173	5,683	3,405
Direct compensation	1,848	1,969	3,829	2,175
Participation	705	400	773	402
Benefits	672	617	866	639
Government severance indemnity fund for employees (FGTS)	204	187	215	189
Taxes, fees and contributions	776	1,176	4,061	1,488
Federal	(218)	393	356	305
State	775	473	3,321	832
Municipal	219	310	384	351
Value distributed to providers of capital	1,174	1,133	1,693	1,264
Interest	1,136	1,123	1,653	1,245
Rentals	38	10	40	19
Value distributed to shareholders	2,179	790	2,326	836
Dividends and interest on own capital	515	325	515	330
Retained earnings	1,664	465	1,664	460
Non-controlling interest	-	-	147	46
Total value added distributed	7,558	6,272	13,763	6,993

The accompanying notes are integral part of these financial statements.

27

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

1.	Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) is engaged in the retail of food, clothing, home appliances, electronics and other products through its chain of hypermarkets, supermarkets and specialized stores, especially under the trade names "Pão de Açúcar, “Minuto Pão de Açúcar”, "Extra Hiper”, “Extra Super”, “Mercado Extra", “Minimercado Extra”, “Assai”, and the neighborhood shopping mall brand “Conviva”. The Group’s headquarters are located in the city of São Paulo, State of São Paulo, Brazil.

On November 27, 2019, the Company acquired of Casino the control of Almacenes Éxito SA (“Éxito”), a Colombian company operating in this country under the supermarket and hypermarket flags Éxito, Carulla, Super Inter, Surtimax and Surtimayorista, in Argentina under the Libertad banner and in Uruguay having Disco and Devoto. Additionally, Éxito operates shopping centers in Colombia under the Viva brand. The operations of Éxito and its subsidiaries will be considered as an international operating segment Éxito Group in note 31. Further details of the acquisition can be seen in note 13 of these financial statements.

The Company's investments in retail activities in the electronics and e-commerce segments related to Via Varejo S.A. were presented as discontinued operations and were alienated in June 2019 (see note 12.4), and represented the stores under the brands “Ponto Frio” and “Casas Bahia", as well as the e-commerce platforms “CasasBahia.com”, “Pontofrio.com” and “Barateiro.com”.

The Company’s shares are listed on the São Paulo Stock Exchange (“B3”) Level 1 of Corporate Governance under the ticker symbol “PCAR4” and on the New York Stock Exchange (ADR level III), under the ticker symbol “CBD”.

The Company is controlled, through Wilkes Participações S.A. (“Wilkes”), and its ultimate parent company is Casino Guichard Perrachon (“Casino”), French company listed on Paris Stock Exchange.

1.1.	Partial spin-off of the Company

In order to unlock the full potential of the Company's Cash & Carry and traditional retail businesses, allowing them to operate autonomously, with separate management, focus on the business model and direct access to the capital market and other sources of financing for each of the businesses, the Extraordinary General Meeting of the shareholders of the Company and Sendas Distribuidora S.A.(Sendas), held on December 31, 2020, approved the proposal for corporate reorganization, previously approved on December 14, 2020 by the Boards of Directors of both companies , which comprises:

i)	Incorporation of the spun off assets by Sendas in favor of the Company, whose net book value was R$9,591 on December 31, 2020, comprising 90.93% of the total shares of Éxito, corresponding to 393,010,656 (three hundred and ninety and three million, ten thousand, six hundred and fifty-six) shares and equivalent to approximately 87.80% of the total shares issued by Éxito (“Éxito Participation”) for the book value of R$9,565 and for 6 (six) gas stations owned by Sendas (“Operating Assets”) with a net assets of R$20. The transaction had no impact on the consolidated, since Exito was indirectly controlled by CBD.

ii)	Exchange of assets where Sendas assigned to the Company 9.07% of the total shares of Éxito held by the Company, corresponding to 39,246,012 (thirty-nine million, two hundred and forty-six thousand and twelve) shares and equivalent to 8,77% of the total shares issued by Éxito for the book value of R$914 upon the assignment to Sendas of: (i) 50% of the shares representing the capital stock of Bellamar Empreendimentos e Participações Ltda. (“Bellamar”), a company that holds 35.76% of the capital stock of Financeira Itaú CBD SA Credit, Financing and Investment (“FIC”), totaling R$195 (ii) properties, totaling R$25 Additionally, the effect of R$694 on the Company's shareholders' equity related to the swap transaction was recorded in retained earnings. In the consolidated financial statements under CPC 36 / IFRS 10 “Consolidated Statements”, due to Bellamar's deconsolidation, the previously held portion caused by the recognition of the added value in the amount of R$573.

28

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

iii)	Spin-off of the entire investment held by the Company in Sendas, whose net book value was R$1,432 on December 31, 2020, with the delivery of the shares issued by Sendas owned by GPA directly to GPA shareholders, for the reason of one share issued by the Company for each share issued by GPA.

29

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

iv)	The effects on the Company's consolidated balance sheet as of December 31, 2020, as a result of the deconsolidation of the subsidiary Sendas, are summarized in the table below:
Sendas
31.12.2020

Cash and cash equivalentes	3,532
Trade receivable, net	182
Other receivable	34
Inventories, net	3,739
Recoverable taxes	768
Dividends receivable	-
Derivative financial instruments	57
Other current assets	36
Total current assets	8,348

Related parties	178
Recoverable taxes	866
Restricted deposits for legal proceedings	134
Financial instruments	11
Investments in associates	769
Property and equipment, net	7,477
Intangible assets, net	1,038
Total noncurrent assets	10,473
Total assets	18,821

Trade payble, net	5,057
Payroll and related taxes	371
Taxes, installment and contributions payable	528
Borrowings and financing	2,119
Lease liabilities	172
Dividends payable	-
Deferred revenue	227
Financing of property and equipment	34
Other current liabilities	153
Total current liabilities	8,661

Borrowings and financing	5,711
Lease liabilities	2,604
Related parties	41
Provision for contingencies	281
Deferred revenue	1
Deferred income tax and social contribution	82
Other noncurrent liabilities	8
Total noncurrent liabilities	8,728

Total liabilities	17,389

Total shareholders’ equity	1,432
Total liabilities and shareholders’ equity	18,821

30

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

On December 11, 2020, Sendas obtained its registration as a publicly-held company in category “A” before the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction No. 480/2009.

On February 10, 2021, the request for listing and admission to trading of shares issued by Sendas on the Novo Mercado of B3 SA - Brasil, Bolsa, Balcão (“B3”). On February 12, 2021, a request for listing of American Depositary Securities (“ADSs”) issued by Sendas on the New York Stock Exchange (“NYSE”) was granted. Holders of common shares issued by GPA, after the close of trading on February 26, 2021, will receive shares issued by Sendas, in proportion to their respective holdings in GPA's share capital.

1.2.	Impacts of the pandemic on the financial statements Company

The Company has been monitoring the progress of COVID-19 (Coronavirus) and its impacts on its operations. Several actions were taken by the administration, among which we highlight the creation of a crisis committee formed by the senior management, which takes decisions in line with the recommendations with the Ministry of Health, local authorities and professional associations.

The Company has adopted all possible measures to mitigate the risks of virus transmission in stores, distribution centers and offices, such as: frequent cleaning, safety / protection items for employees, flexible working hours, adoption of telework, among other decisions.

Since the beginning of the COVID-19 outbreak, our stores have remained open, in addition to the important evolution of our e-commerce formats. The Company has an important commitment to society to continue taking products to our consumers. We had no problems in supplying the industries that continued to supply our distribution centers and stores.

On March 10, 2020, the CVM issued CVM-SNC / SEP Circular Letter No. 02/2020, instructing publicly-held companies to carefully assess the impacts of COVID-19 on their business and disclose the main risks in the financial statements and uncertainties arising from this analysis, observing the applicable accounting standards.

Accordingly, the Company carried out a complete analysis of the financial statements, in addition to updating the analyzes on the Company's operational continuity. The main themes evaluated were:

• The Company prepared strategic planning for the next three years and carried out the impairment test of its assets, according to the methodology and assumptions described in notes 7.2, 8.1, 15.1, 16.1 and 16.2;

• We assessed the realization of the balances of accounts receivable from credit card operators, customers, galleries in our stores, real estate rentals and understand that there is currently no need to record provisions in addition to those already registered;

• As for inventories, we do not foresee the need for adjustment for realization;

• Financial instruments already reflect the market assumptions in their valuation, and there are no additional exposures not disclosed in this financial statements. The Company is not exposed to significant financing in US dollars;

• The Company does not, for the moment, foresee additional needs to obtain financing;

• Finally, the costs necessary to adapt our stores to serve the public are highlighted in Note 28 - Other operating expenses, net.

31

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

In summary, according to management's estimates and the monitoring of the impacts of the pandemic, there are no effects that should be recorded in the financial statements, nor are there any effects on the Company's operational continuity and / or estimates that would justify changes or registration of provisions, in addition to those already disclosed. The Company will continue to monitor and assess the impacts and, if necessary, make the necessary disclosures.

1.3.	Allegations of alleged irregularities Via Varejo S.A. (“Via Varejo”)

In November 2019, Via Varejo's management released anonymous complaints to the market that dealt with alleged irregularities in Via Varejo financial statements, which management had attempted in September 2019. Subsequently, in December 2019 Via Varejo reported that preliminary investigation had found alleged evidence of accounting irregularities. On March 25, 2020, Via Varejo communicated the final result of the investigation, stating that it is not necessary to register any effect resulting from the investigations in the Company's financial statements.

1.4.	Listing of the Company on the Novo Mercado

On December 30, 2019, the Company's shareholders at the Extraordinary General Meeting approved the admission of the Company to the Novo Mercado of B3 SA - Brasil, Bolsa, Balcão (“B3”), the conversion of all preferred shares into common shares, in the proportion of one common share for each preferred share. On February 14, 2020, B3 approved the admission of GPA to the special listing segment Novo Mercado. On March 2, the process of converting preferred shares into common shares was completed and GPA started trading on the Novo Mercado.

1.5.	Sales and Leaseback

On December 23, 2019, the Company signed a commitment to sell 6 properties (Pão de Açúcar stores) in the Sale and Leaseback modality to Rio Bravo Investimentos Distribuidora de Titulos e Valores Imobiliários Ltda. of a total amount of R$92, of which R$91 was received. In 2020, the Company concluded the sale of 5 of the 6 stores. The parties entered into lease agreements for the 5 properties, with a term of 10 years, renewable for the same period, ensuring the continuity of GPA operations in properties with sustainable financial conditions.

On March 5, 2020, the Company entered into a Sale and Leaseback transaction with investment funds administered by BRL Trust Distribuidora de Títulos e Valores Mobiliários S.A. and managed by TRX Gestora de Recursos Ltda. (“TRX”), pursuant to the signing of a “Private Instrument of Commitment of Purchase and Sale of Real Estate Properties and Real Surface Law Institution” (“Instrument”). The Instrument initially foresees the sale of 43 properties of the Company in various tranches, for the total amount of R$1,246.

•	On May 29, 2020, the Company concluded the sale of 5 properties
•	On June 29, 2020, the Company concluded the sale of 7 properties
•	On July 22, 2020, the Company concluded the sale of another 16 properties
•	On July 30, 2020, the Company concluded the sale of the remaining 11 properties, whose transfer was completed on August 28, 2020.

The Company completed the sale of 39 properties for a total amount of R$1,183, which R$1,181 already received. Four properties of non-relevant value from the total volume were not sold. The parties entered into lease agreements for each property, with a term of 15 years, renewable for the same period.

On December 23, 2020, the Company signed a contract for the sale of 4 properties in the Sale and Leaseback modality to Rio Bravo Investimentos Distribuidora de Titulos e Valores Imobiliários Ltda. for a

32

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

total amount of R$255, of which R$235 was received in 2020. The parties signed a 15-year lease agreement for these 4 stores, renewable for the same period, ensuring the continuity of GPA operations in properties with financial conditions sustainable.

1.6.	Operational continuity

Management assessed the Company's ability to continue operating for the foreseeable future and concluded that it has the ability to keep its operations and systems functioning normally, even in the face of the COVID-19 pandemic (see note 1.2). Thus, Management is not aware of any material uncertainty that could generate significant doubts about its ability to continue operating and the financial statements have been prepared based on the assumption of operational continuity.

33

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

2.	Basis of preparation

The individual and consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and accounting practices adopted in Brazil law 6,404/76 and accounting pronouncements issued by Comitê de Pronunciamentos Contábeis (“CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”).

The financial statements have been prepared on the historical cost basis except for certain financial instruments measured at their fair value. All relevant information in the financial statements is being evidenced and corresponds to that used by the Administration in the conduct of the Company.

The individual and consolidated financial statements is being presented in millions of Brazilian Reais (“R$”), which is the reporting currency of the Company. The functional currency of associates and subsidiaries located abroad is the local currency of each jurisdiction.

The financial statements for the year ended December 31, 2020 were approved by the Board of Directors on February 23, 2021.

The Company concluded the sale process of the subsidiary Via Varejo SA (see note 12.3), and maintained until June 14, 2019 the individual and consolidated financial statements of the result and the statement of added value for the year ended December 31, 2019 disclosed considering the effects of such transaction in compliance with technical pronouncement CPC 31 / IFRS 5 - Non-current assets held for sale and Discontinued Operation.

The consolidated statement of income for the year and the statement of consolidated added value and the notes related to the result for the year ended December 31, 2019 are being restated due to the spin-off of subsidiary Sendas (Assai) note 1.1, considering the effects of such transaction in compliance with technical pronouncement CPC 31/IFRS 5 - Non-current assets held for sale and Discontinued Operation.

The cash flow statements include continued and discontinued operations in line with technical pronouncement CPC31/IFRS 5.

The consolidated financial statements include the accounting information of all subsidiaries in which the Company exercises control, directly or indirectly. The determination of which subsidiaries are controlled by the Company and the procedures for full consolidation follow the concepts and principles established by CPC 36 (R3)/IFRS 10.

The financial statements of the subsidiaries are prepared on the same closing date of the Company's years, adopting consistent accounting policies. All balances between Group companies, including income and expenses, unrealized gains and losses and dividends resulting from operations between Group companies are eliminated in full.

Gains or losses resulting from changes in equity interest in subsidiaries, which do not result in loss of control, are recorded directly in equity.

In the individual financial statements, interests are calculated considering the percentage held by GPA or its subsidiaries. In the consolidated financial statements, the Company fully consolidates all of its subsidiaries, maintaining the non-controlling interest highlighted in a specific line in shareholders' equity and income statement.

34

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

3.	Significant accounting policies

The main accounting policies and practices are described in each corresponding explanatory note, except those below that are related to more than one explanatory note. Accounting policies and practices have been consistently applied to the years presented and to the Company's individual and consolidated financial statements.

3.1 Financial instruments

Financial assets are recognized when the Company or its subsidiaries assume contractual rights to receive cash or other financial assets from contracts to which they are a party. Financial assets are derecognised when the rights to receive cash tied to the financial asset expire or the risks and benefits are substantially transferred to third parties. Assets and liabilities are recognized when rights and / or obligations are retained in the transfer by the Company.

Financial liabilities are recognized when the Company and/or its subsidiaries assume contractual obligations for settlement in cash or in the assumption of third party obligations through a contract to which they are a party. Financial liabilities are derecognised when they are settled, extinguished or expired.

Purchases or sales of financial assets that require delivery of assets within a period defined by regulation or market convention (trading under normal conditions) are recognized on the trade date, that is, on the date on which the Company and its subsidiaries undertake to whether to buy or sell the asset.

(i)       Classification and measurement of financial assets and liabilities

According to CPC 48 / IFRS 9, on initial recognition, a financial asset is classified as measured: at amortized cost; fair value through other results (“FVOCI”) - or fair value through results (“FVPL”). The classification of financial assets according to CPC 48 / IFRS 9 is generally based on the business model in which a financial asset is managed and on its contractual cash flow characteristics. Embedded derivatives in which the master contract is a financial asset within the scope of the standard are never separated. Instead, the hybrid financial instrument is rated for classification as a whole.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as measured at FVPL:

•        is maintained within a business model whose objective is to maintain financial assets to receive contractual cash flows; and

•       its contractual terms generate, on specific dates, cash flows that are related to the payment of principal and interest on the principal amount outstanding.

A debt instrument is measured at FVOCI if it meets both of the following conditions and is not designated as measured at FVPL:

•       is maintained within a business model whose objective is achieved both by receiving contractual cash flows and by selling financial assets; and

•       its contractual terms generate, on specific dates, cash flows that are only payments of principal and interest on the principal amount outstanding.

In the initial recognition of an investment in an equity instrument that is not held for trading, the Company may irrevocably choose to present subsequent changes in the fair value of the investment

35

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

in other comprehensive income (“ORA”). This choice is made investment by investment.

All financial assets not classified as measured at amortized cost or VJORA, as described above, are classified as VJR. This includes all derivative financial assets. Upon initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost, VJORA or VJR if this eliminates or significantly reduces an accounting mismatch that would otherwise arise (fair value option available in CPC 48 / IFRS 9).

A financial asset (unless it is an accounts receivable from customers without a significant financing component that is initially measured at the transaction price) is initially measured at fair value, plus, for an item not measured at FVPL, the transaction costs that are directly attributable to your acquisition.

Financial assets measured at FVPL - These assets are subsequently measured at fair value. The net result, including interest or dividend income, is recognized in the result.

Financial assets at amortized cost - These assets are measured subsequently to the amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and losses are recognized in income. Any gain or loss on derecognition is recognized in income.

Financial assets to FVOCI - These assets are measured subsequently at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment losses are recognized in income. Other net results are recognized in OCI. Upon derecognition, the accumulated result in OCI is reclassified to the result.

(ii)       Derecognition of financial assets and liabilities

A financial asset (or, as the case may be, part of a financial asset or part of a group of similar financial assets) is derecognised when:

• Expiry rights to receive cash flows.

• The Company and its subsidiaries transfer their rights to receive cash flows from the asset or assume an obligation to fully pay the cash flows received to a third party, pursuant to a transfer agreement; and (a) the Company substantially transferred all the risks and benefits related to the asset; or (b) the Company did not transfer, nor substantially retained all the risks and benefits related to the asset, but transferred its control.

When the Company and its subsidiaries assign their rights to receive cash flows from an asset or enter into a transfer agreement, without substantially transferring or retaining all the risks and benefits related to the asset or transferring control of the asset, the asset is maintained and recognizes a corresponding liability. The transferred asset and the corresponding liability are measured in a way that reflects the rights and obligations retained by the Company and its subsidiaries.

A financial liability is derecognised when the obligation underlying the liability is paid, canceled or expired.

When an existing financial liability is replaced by another from the same creditor, under substantially different terms, or the terms of an existing liability are substantially modified, such replacement or modification is treated as derecognition of the original liability and recognition of a new liability, and the difference between the respective book values is recognized in the income for the year.

36

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

(iii)       Offsetting of financial instruments

Financial assets and liabilities are offset and presented stated net in the financial statements, only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention of settling them on a net basis or realizing the assets and settling the liabilities simultaneously.

Derivative financial instruments

The Company uses derivative financial instruments to limit the exposure to variation not related to the local market such as interest rate and exchange rate swaps. These derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value at the end of each reporting period. Derivatives are accounted for as financial assets when their fair value is positive and as financial liabilities when their fair value is negative. Any gains or losses arising from changes in the fair value of derivatives are recognized as financial income or expenses.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it intends to apply hedge accounting and its objective and risk management strategy for contracting the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the effectiveness of the changes in the hedging instrument’s fair value in offsetting the exposure to changes in the fair value of the hedged item or cash flow attributable to the hedged risk. These hedges are expected to be highly effective in offsetting changes in the fair value or cash flow and are assessed on an ongoing basis to determine if they actually have been highly effective throughout the periods for which they were designated.

The following are recognized as fair value hedges, in accordance with the procedures below:

•	The change in the fair value of a derivative financial instrument classified as fair value hedging is recognized as financial result. The change in the fair value of the hedged item is recorded as a part of the carrying amount of the hedged item and is recognized in the statement of operations.

•	In order to calculate the fair value, debts and swaps are measured through rates disclosed in the financial market and projected up to their maturity date. The discount rate used in the calculation by the interpolation method for borrowings denominated in foreign currency is developed through DDI curves, free coupon and DI, indexes disclosed by the B3 (the Brazilian Securities, Commodities and Futures Exchange), whereas for borrowings denominated in reais, the Company uses the DI curve, an index published by the CETIP and calculated through the exponential interpolation method.

The Company uses financial instruments only to protect identified risks limited to 100% of the value of these risks. Derivative transactions are exclusively used to reduce exposure to foreign currency and interest rate fluctuation, in order to maintain the balance of the capital structure.

37

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

Cash flow hedge

Derivative instruments are recorded as cash flow hedge, using the following principles:

• The effective portion of the gain or loss on the hedging instrument is recognized directly in equity in other comprehensive income. In case the hedge relationship no longer meets the hedging ratio but the objective of management risk remains unchanged, the Company should “rebalance” the hedge ratio to meet the eligibility criteria.

• Any remaining gain or loss on the hedge instrument (including arising from the "rebalancing" of the hedge ratio) is ineffective, and therefore should be recognized in profit or loss.

• Amounts recorded in other comprehensive income are immediately transferred to the income statement together with the hedged transaction by affecting the income statement, for example, when the hedge financial income or expense is recognized or when a forecast sale occurs. When the hedged item is the cost of a non-financial asset or liability, the amounts recorded in equity are transferred to the initial carrying amount of the non-financial asset or liability.

• The Company should prospectively discontinue hedge accounting only when the hedge relationship no longer meets the qualification criteria (after taking into account any rebalancing of the hedge relationship).

• If the expected transaction or firm commitment is no longer expected, amounts previously recognized in OCI are transferred to the income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its hedge classification is revoked, gains or losses previously recognized in comprehensive income remain deferred in equity in other comprehensive income until the expected transaction or firm commitment affect the profit or loss.

Impairment of financial assets

CPC 48 / IFRS 9 replaces the “incurred loss” model of CPC 38 / IAS 39 with an expected credit losses model. The new impairment loss model applies to financial assets measured at amortized cost, contractual assets and debt instruments measured at FVOCI, but does not apply to investments in equity instruments (shares) or financial assets measured at FVPL.

According to CPC 48 / IFRS 9, provisions for losses are measured at one of the following bases:

•	Credit losses expected for 12 months (general model): these are credit losses that result in possible default events within 12 months from the balance sheet date and, subsequently, in case of deterioration of the credit risk, throughout the life of the instrument.

•	Full lifetime expected credit losses (simplified model): these are credit losses resulting from all possible default events over the expected life of a financial instrument.

•	Practical expedient: these are expected credit losses that are consistent with reasonable and sustainable information available, on the balance sheet date about past events, current conditions and forecasts of future economic conditions, which enable the verification of probable future loss based on the historical credit loss occurred in accordance with the maturity of securities.

38

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

The Company chose to measure provisions for losses from accounts receivable and other receivables and contractual assets at an amount that equals the credit loss expected for the full lifetime, and for trade accounts receivable, whose portfolio of receivables is fragmented, CDCI, rents receivable, wholesale accounts receivable and accounts receivable from freight companies, the practical expedient was applied through the adoption of a matrix of losses for each maturity range.

When determining whether the credit risk of a financial asset increased significantly since its initial recognition and while estimating the expected credit losses, the Company takes into account reasonable and sustainable information that is relevant and available free of cost or excessive effort. This includes quantitative and qualitative information and analysis, based on the Company’s historical experience, during credit appraisal and considering information about projections.

The Company assumes that the credit risk of a financial asset increased significantly if the asset is overdue more than 90 days.

The Company considers a financial asset as in default when:

•	There is little likelihood that the debtor will fully pay their obligations to the Company, without resorting to actions such as execution of guarantees (if any); or

•	The financial asset is overdue more than 90 days.

The Company determined the credit risk of a debt security by analyzing the payment history, financial and macroeconomic conditions of the counterparty and the assessment of rating agencies, when applicable, thereby assessing each debt security individually.

The maximum period considered when estimating the expected credit loss is the maximum contractual period during which the company is exposed to the credit risk.

Measurement of expected credit losses – Expected credit losses are estimates weighted by the probability of credit losses based on historical losses and projections of related assumptions. Credit losses are measured at present value based on all cash insufficiencies (i.e. the differences between the cash flows owed to the Company according to contracts and the cash flows the Company expects to receive).

Expected credit losses are discounted by the effective interest rate of the financial asset.

Financial assets with credit recovery problems – On each reporting date, the Company evaluates whether the financial assets recorded at amortized cost and the debt securities measured at FVOCI show any indication of impairment. A financial asset shows “indication of impairment loss” in the occurrence of one or more events with negative impact on the estimated future cash flows of the financial asset.

Presentation of impairment loss – Provision for losses for financial assets measured at amortized cost are deducted from the gross book value of the assets.

For financial instruments measured at FVOCI, the provision for losses is recognized in OCI, instead of deducting the book value of the asset.

Impairment losses related to trade accounts receivable and other receivables, including contractual assets, are presented separately in the statement of income and OCI. Impairment of other financial assets is reported under “selling expenses”.

39

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

Accounts receivable and contractual assets – The Company considers the model and some of the assumptions used in the calculation of these expected credit losses as the main sources of uncertainty in the estimate.

The positions within each group were segmented based on common credit risk characteristics, such as:

•	Credit risk level and historical losses – for wholesale clients and property rental; and
•	Delinquency status, default risk and historical losses – for credit card operators and other clients.

Adjustment to present value of assets and liabilities

Long-term assets and liabilities are adjusted to their present value, calculated taking into account the contractual cash flows and the respective interest rate, explicit or implicit. Short-term assets and liabilities are not adjusted to present value.

3.2.	Foreign currency transactions

Foreign currency transactions are initially recognized at the market value of the corresponding currencies on the date the transaction qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are converted into Real, according to the exchange rates of the respective currencies at the end of the years. Differences arising from the payment or translation of monetary items are recognized in the financial result.

3.3.	Classification of assets and liabilities as current and non-current

The Company presents the assets and liabilities in the financial statement based on the classification of current and non-current.

The asset should be classified as current when it meets any of the following criteria:

• Expected to be carried out, or intended to be sold or consumed in the normal course of the entity's operating cycle

• Is maintained essentially for the purpose of being traded

• It is expected to take place up to twelve months after the balance sheet date

• Is cash or cash equivalent (as defined in Technical Pronouncement CPC 03/IAS 7 - Statement of Cash Flows), unless its exchange or use for settlement of liabilities is prohibited for at least twelve months after the balance sheet date

All other assets must be classified as non-current.

Liabilities should be classified as current when they meet any of the following criteria:

• Expected to be settled during the entity's normal operating cycle

• Is maintained essentially for the purpose of being traded

• Must be settled within twelve months after the balance sheet date

• The entity has no unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date

All other liabilities must be classified as non-current.

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Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

Deferred tax assets and liabilities are classified as “non-current”, net by legal entity, as provided for in CPC32/ IAS12.

3.4.	Translation of subsidiaries and associates located in other countries

The financial statements are presented in reais, which is the parent company's functional currency. Each entity determines its functional currency and all of its financial transactions are measured in that currency.

The financial statements of subsidiaries located in other countries that use a functional currency other than that of the parent company are translated into reais at the balance sheet date, according to the following criteria:

•	Assets and liabilities, including goodwill and market value adjustments, are translated into reais at the exchange rate on the balance sheet date.

•	Income statement and cash flow statement are translated into reais using the average rate, unless significant variations occur, when the rate on the transaction date is used.

•	Equity accounts are maintained at the historical balance in reais and the variation is recorded under the equity valuation adjustments item as other comprehensive income.

Exchange rate differences are recognized directly in a separate component of equity. When a foreign operation is sold, the accumulated amount of exchange variation adjustment in shareholders' equity is recorded in the income statement for the year.

Effects of converting the investment in a foreign operation are recognized in separate components of shareholders' equity and reclassified to profit or loss for the year when the investment is written off.

3.5.	Hyperinflation

As of September 2018, Argentina has become considered a hyperinflationary economy. According to CPC 42 / IAS 29 - Accounting and Disclosure in Highly Inflationary Economy based on the current cost approach, non-monetary assets and liabilities, equity and operating results of indirect subsidiary Libertad, headquartered in Argentina, a direct subsidiary of Éxito, whose currency functional is the Argentine peso, they are being adjusted so that the values are disclosed in the measurement monetary unit at the end of the year.

This unit considers the effects measured by the Consumer Price Index (“IPC”) in Argentina as of January 1, 2017 and the Domestic Retail Price Index in Argentina (“IPIM”) until December 31, 2016.

41

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

3.6.	Accounting for equity interests at cost arising from corporate restructuring and carried out with related parties

The Company records, at historical cost, the interests arising from corporate restructuring acquired from related parties without economic essence. The difference between the cost balance and the acquired value is recorded in equity, when the transaction is made between companies under common control. Transactions do not qualify as a business combination under CPC 15R / IFRS 3R.

3.7.	Statement of value added

This statement intend to evidence the wealth created by the Group and its distribution in a given year and is presented as required by Brazilian Corporation Law as part of its parent company and consolidated financial statements, as it is neither mandatory nor established by IFRS.

This statement was prepared based on information obtained from accounting records which provide the basis for the preparation of the financial statements, additional records, and in accordance with technical pronouncement CPC 09 – Statement of Value Added, The first part presents the wealth created by the Company and its subsidiaries, represented by revenue (gross sale revenue, including taxes, other revenue and the effects of the allowance for doubtful accounts), inputs acquired from third parties (cost of sales and acquisition of materials, energy and outsourced services, including taxes at the time of acquisition, the effects of losses and the recovery of assets, and depreciation and amortization) and value added received from third parties (equity in the earnings of subsidiaries, financial income and other revenues). The second part of the statement presents the distribution of wealth among personnel, taxes, fees and contributions; and value distributed to third party creditors and shareholders.

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Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

4.	Adoption of new procedures, amendments to and interpretations of existing standards issued by the IASB and CPC and published standards effective from 2020
4.1.	Amendments to IFRS and new interpretations of mandatory application starting at the current year

In 2020, the Company applied amendments and new interpretations to IFRSs and CPCs issued by IASB and CPC, which were mandatorily effective for accounting periods beginning on or after January 1, 2020. The main amendments are:

Pronouncement	Description	Impact
Changes in CPC 15 (R1)/ IFRS 3: Definition of business	They clarify that to be considered a business, an integrated set activities and assets must include at least on input of resources and a substantive process that together contribute significantly to the capacity to generate output of resources.	It had no impact on the individual and consolidated financial statements, but may impact future periods if the Company enters into any business combinations.
Review CPC 14 - Financial Instruments: Recognition, Measurement and Disclosure

Changes due to the edition of CPC 00 (Conceptual Structure)

Change in the definition of business combination in CPC 15

Changing the definition of material omission or materially distorted disclosure

Change in the name of CPC 06 (R2) to Leases.

These changes have no impact on the individual and consolidated financial statements.
Revision CPC 00 (R2)	Concepts and guidelines on presentation and disclosure, measurement bases, financial report objectives and useful information.	These changes have no impact on the individual and consolidated financial statements.
Changes in CPC 38, CPC 40(R1) and CPC 48: Reform of the reference interest rate	The amendments to pronouncements CPC 38 and CPC 48 provide exemptions that apply to all protective relationships directly affected by the reference interest rate reform. A relationship of protection is directly affected if the reform raises uncertainties about the period or the value of cash flows based on the reference interest rate of the hedgesd item or hedging instrument.	These changes have no impact on the individual and consolidated financial statements.
Changes in CPC 06 (R2): Benefits Related to Covid-19 Granted to Tenants in Lease Agreements.	The amendments provide for concession to tenants in the application of the guidelines of CPC 06 (R2) on the modification of the lease, when accounting for related benefits as a direct consequence of the Covid-19 pandemic.	These changes have no impact on the individual and consolidated financial statements.

43

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

4.2.	CPC 06 (R2) / IFRS 16 - Leasing operations

CPC 06 (R2)/IFRS 16 establishes the principles for the recognition, measurement, presentation and disclosure of leasing operations and requires lessees to account for all leases in accordance with a single balance sheet model, similar to accounting for financial leases in according to CPC 06 (R1)/IAS 17. The Company opted to adopt the full retrospective approach as a transition method on January 1, 2019, with effects from the beginning of the first practicable period and, consequently, the comparative periods are being restated.

4.3.	CPC 22 / IFRIC 23 – Uncertainty over income tax treatment

Interpretation ICPC 22/IFRIC 23 clarifies how to apply the recognition and measurement requirements of CPC 32 when there is uncertainty about the income tax treatment. The interpretation was approved on December 21, 2018 and came into effect on January 1, 2019. In the assessment of the Company's Management, there are no significant impacts as a result of the interpretation.

4.4.	New and revised standards and interpretations already issued and not yet adopted

The Company did not adopt the following new and revised IFRSs in advance, already issued and not yet in effect:

Pronouncement	Description	Applicable to annual periods starting in or after
Amendments to IAS 1: Classification of liabilities as current or non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1, related to CPC 26, in order to specify the requirements for classifying the liability as current or non-current. The amendments clarify:

• Which means a right to postpone liquidation;

• That the right to postpone must exist on the base date of the report;

• That this classification is not affected by the likelihood that an entity will exercise its right to postpone

• That only if a derivative embedded in a convertible liability is itself an equity instrument would the terms of a liability not affect its classification

The changes are valid for periods beginning on or after January 1, 2023 and must be applied retrospectively. The Company currently assesses the impact that the changes will have on current practice and whether existing loan agreements may require renegotiation.

01/01/2023
Changes to CPC 26 (R1) and CPC 23: Material definition

Provides a new definition of material it claims. The amendments clarify that the materiality will depend on the nature or magnitude of the information, individually or in combination with other information in the context of the financial statements. Distorted information is material if it could reasonably be expected to influence decisions made by primary users.

01/01/2021

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Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

These changes are not expected a significant impact on the Company's individual and consolidated financial statements.

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Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

5.	Significant accounting judgments, estimates and assumptions

The preparation of the individual and consolidated financial statements of the Company requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year; however, uncertainty about these assumptions and estimates could result in outcomes that require material adjustments to the carrying amount of the asset or liability impacted in future periods.

In the process of applying the Company’s accounting policies, Management adopted judgments, which have the most significant impact on the amounts recognized in the parent company and consolidated according to the information included in the following explanatory notes:

•	Impairment - impairment: Notes 7.2, 8.1, 15.1, 16.1 and 16.2
•	Inventories: Estimation of provisions for loss estimates: Note 9
•	Taxes to be recovered: Expected realization of tax credits: Note 10
•	Fair value of derivatives and other financial instruments: Measurement of the fair value of derivatives: Note 19
•	Provision for lawsuits: Record of provision for claims wicth likelihood of loss probable, estimated with a certain degree of reasonability: Note 22
•	Income tax: Record of provisions based on reasonable estimates: Note 21
•	Share-based payments: Estimated fair value of transactions based on a valuation model - Note 25
•	Business combination: estimates of fair value of assets and liabilities acquired in the business combination and resulting goodwill - Note 13
•	Lease: determination of the lease term and the incremental interest rate - Note 23.
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Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

6.	Cash and cash equivalents

Cash and cash equivalents consist of cash, bank accounts and highly liquid investments that are readily convertible into a known cash amount, and are subject to an insignificant risk of change in value, with intention and possibility to be redeemed in the short term, up to 90 days.

		Parent Company		Consolidated
	Rate	12.31.2020	12.31.2019	12.31.2020	12.31.2019

Cash and banks - Brazil		118	171	131	249
Cash and banks - Abroad	(*)	110	84	3,637	3,109
Short-term investments - Brazil	(**)	4,677	2,608	4,784	4,471
Short-term investments – Abroad	(***)	-	-	159	125
		4,905	2,863	8,711	7,954

(*) As of December 31, 2020. Refers to (i) funds from the Éxito Group, of which R$100 in Argentine pesos, R$382 in Uruguayan pesos and R$3,028 in Colombian pesos (R$73 in Argentine pesos, R$254 in Uruguayan pesos and R$2,698 in Colombian pesos on December 31, 2019); (ii) In addition to Company funds invested in the United States, in US dollars in the amount of R$127 (R$ 84 on December 31, 2019).

(**) Financial investments, on December 31, 2020, substantially comprise repurchase operations, remunerated by the weighted average of 96.93% (89.94% on December 31, 2019) of the CDI (Interbank Deposit Certificate).

(***) Refer to funds invested abroad, in local currency equivalent to R$12 in Argentina, R$1 in Uruguay and R$146 in Colombia (R$20 in Argentina, R$4 in Uruguay and R$101 in Colombia on December 31, 2019).

7.	Trade receivables

Trade receivables balances are initially recorded at the transaction amount, wich corresponds to the sale value, and are subsequently measured according to the portfolio: (i) fair value through other comprehensive income (FVOCI), in the case of receivables from credit card and (ii) amortized cost, mainly a customer portfolios.

Credit losses on financial assets are measured at amortized cost deducted by the gross assets carrying amount.

For financial instruments measured at FVOCI, estimated losses are recorded in OCI instead of reduce the carrying amount of the asset.

At each reporting date, the Company evaluates if the financial assets recorded at amortized cost or FVOCI show any indication of impairment. A financial asset shows indication of impairment loss when there is one or more events with adverse impact on the estimated future cash flows of the financial asset.

Receivables are considered irrecoverable and therefore written off from the accounts receivable portfolio, when the payment is not made after 360 days from the due date. At each annual closing of the balance sheets, the Company and its subsidiaries assess whether the assets or groups of financial assets have impairment.

47

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

Parent Company			Consolidated
12.31.2020		12.31.2019	12.31.2020	12.31.2019

Credit card companies (note 7.1)	73	24	76	42
Credit card companies - related parties (note 11.2)	15	13	15	24
Sales vouchers and trade receivables	63	70	488	446
Private label credit card	56	56	71	70
Receivables from related parties (note 11.2)	14	21	13	12
Receivables from suppliers	70	74	71	166
Allowance for doubtful accounts (note 7.2)	(1)	(1)	(43)	(32)
290		257	691	728

Current	289	256	686	727
Noncurrent	1	1	5	1

7.1.	Credit card companies

As part of its management strategy, the Company and its subsidiaries periodically sells a portion of its credit card receivables to financial institutions or credit card companies in order to strengthen their working capital, without recourse or related obligation.

7.2.	Allowance for doubtful accounts on trade receivables
	Parent Company		Consolidated
	12.31.2020	12.31.2019	12.31.2020	12.31.2019

At the beginning of the year	(1)	(1)	(32)	(5)
Allowance booked for the year	(35)	(17)	(86)	(263)
Write-offs of receivables	35	17	78	282
Deconsolidation Sendas	-	-	4	(19)
Assets held for sale and discontinued operations	-	-	-	1
Business combination	-	-	-	(28)
Foreign currency translation adjustment	-	-	(7)	-
At the end of the year	(1)	(1)	(43)	(32)

Below is the aging list of consolidated gross receivables, by maturity period:

			Overdue receivables
	Total	Not yet due	<30 days	30-60 days	61-90 days	>90 days

12.31.2020	734	574	80	67	8	5
12.31.2019	760	609	79	21	5	46

48

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

8.	Other receivables

	Parent Company		Consolidated
	12.31.2020	12.31.2019	12.31.2020	12.31.2019
Accounts receivable from insurers (*)	14	68	14	72
Receivable from sale of subsidiaries (note 8.2)	78	83	78	83
Lease receivables	49	42	208	113
Accounts receivable - Via Varejo (**)	266	49	266	49
Receivables from sale of real estate properties (***)	236	15	291	128
Other	101	80	190	143
Allowance for doubtful accounts on other receivables (note 8.1)	(11)	(13)	(11)	(15)
	733	324	1,036	573
Current	109	168	365	381
Noncurrent	624	156	671	192

(*) In October 2019, R$203 was received from the insurance company regarding the claim at the Distribution Center in Osasco on December 27, 2017, after negotiation and agreement on the final amount of the indemnity, which occurred during the third quarter of 2019.

(**) With the sale of the investment in Via Varejo, the balance that was in related parties was reclassified to other accounts receivable. The amount of R $ 266 includes the amount of R $ 231 corresponding to GPA right to receive the refund of the ICMS exclusion benefit from the PIS and COFINS basis of its former subsidiary Globex from Via Varejo, after the final and unappealable process, referring to the period of 2007 and 2010 (see note 21.9).

(***) Amount composed mainly of a land purchase and sale agreement on September 29, 2018 for the amount of R$200, the sale of which was not recognized under IFRS 15 due to the contractual characteristics of long-term payment and transfer of legal title at a future date to be defined by the buyer. In 2020, the Company transferred the deed (legal title), at the buyer's request, in accordance with the contract, of all land registrations and recognized a gain of R$174 (see note 27) in the result line with fixed assets. The transaction resulted in the recognition of an amount receivable of R$200, maturing in September 2023, for which the Company obtained bank guarantee as a guarantee of receipt.

8.1 Allowance for doubtful accounts on other receivables

	Parent Company		Consolidated
	12.31.2020	12.31.2019	12.31.2020	12.31.2019

At the beginning of the year	(13)	(14)	(15)	(16)
Write-off of other receivables	2	1	2	5
Deconsolidation Sendas	-	-	2	(4)
At the end of the year	(11)	(13)	(11)	(15)

8.2 Receivables from the sale of subsidiaries

Accounts receivable related to the exercise of an option to buy gas stations by a third party. The original amount of this receivable was R$50, which was monetary updated since the signature of the agreement on May 28, 2012, at a rate of 110% of the CDI, with payment in 240 monthly installments. In January, 2016, 5 news gas stations were sold for the amount of R$8, in 120 installments at a rate of 110% of CDI.

49

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)
9.	Inventories

Inventories are accounted for at cost or net realizable value, whichever is lower. Inventories purchased are recorded at average cost, including warehouse and handling costs, to the extent these costs are necessary to bring inventories available for sale in the stores, less bonuses received from suppliers.

Net realizable value is the selling price in the ordinary course of business, less the estimated costs to sell, such as: (i) taxes on the sale; (ii) personnel expenses directly linked to the sale; (iii) cost of the goods; and (iv) other costs necessary to bring the goods in a condition of sale.

Inventories are reduced to their recoverable value through estimates for the provision for losses, and shrinkage, scrap, slow turnover of goods and estimation of loss for goods that will be sold with negative gross margin, which is periodically analyzed and evaluated for its adequacy.

Bonuses received from suppliers are measured and recognized based on contracts and agreements signed, and recorded in the statement of operations when the corresponding inventories are sold. Includes purchase volume agreement, logistics and specific negotiations to recover margin, reimbursement agreement (marketing expenses), among others, and are deducted from payables to the respective suppliers, once the Company is contractually entitled to settle trade payables net of these bonuses.

	Parent Company		Consolidated
	12.31.2020	12.31.2019	12.31.2020	12.31.2019

Stores	2,395	2,240	2,453	4,698
Distribution centers	1,098	1,149	1,134	1,583
Inventories – Èxito Group	-	-	2,879	2,254
Real Estate Inventory – Èxito Group	-	-	142	191
Allowance for losses on inventory obsolescence and damages (note nº9.2)	(41)	(31)	(72)	(95)
	3,452	3,358	6,536	8,631

9.1.	Unrealized bonuses

On December 31, 2020, the amount of unrealized commercial agreements, presented as reducing the inventory balance, amounted to R$62 (R$310 on December 31, 2019).

9.2.	Allowance for losses on inventory obsolescence and damages
	Parent Company		Consolidated
	12.31.2020	12.31.2019	12.31.2020	12.31.2019

At the beginning of the year	(31)	(31)	(95)	(65)
Additions	(45)	(7)	(40)	(51)
Business combination	-	-	-	(22)
Write-offs / reversal	35	7	16	35
Foreign currency translation adjustment	-	-	(4)	-
Deconsolidation Sendas	-	-	51	8
At the end of the year	(41)	(31)	(72)	(95)

50

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

10.	Recoverable taxes

The Company records tax credits, whenever it gathers legal, documentary and factual understanding about such credits that allow their recognition, including the realization estimate, with ICMS being recognized as a “cost of goods sold” reduction and PIS and COFINS as a reducer of the income accounts on which the credits are calculated.

These taxes are realized based on growth projections, operational issues and generation of debts for consumption of these credits by the Group's companies.

	Parent Company		Consolidated
	12.31.2020	12.31.2019	12.31.2020	12.31.2019

State VAT tax credits - ICMS (note 10.1)	1,428	1,420	1.435	2,621
Social Integration Program/ Contribution for Social Security Financing - PIS/COFINS (note 10.2)	1,671	462	1,710	854
Social Security Contribution – INSS (Note 10.3)	296	291	299	321
Income tax and social contribution prepayments (*)	21	61	462	472
Other	41	17	47	49
Other recoverable taxes – Éxito Group IVA	-	-	130	77
Total	3,457	2,251	4,083	4,394

Current	366	516	983	1,692
Noncurrent	3,091	1,735	3,100	2,702

(*) Includes Éxito’s amount of R$440 (R$340 on December31, 2019).

10.1.	ICMS (State VAT) tax credits

Since 2008, the Brazilian States have been substantially changing their laws aiming at implementing and broadening the ICMS tax substitution system (“ICMS-ST”). Referred system implies the prepayment of ICMS throughout the commercial chain, upon goods outflow from manufacturer or importer or their inflow into the State. The expansion of such system to a wider range of products traded at retail is based on the assumption that the trading cycle of these products will end in the State, so that ICMS is fully owed thereto.

In order to supply its stores, the Company and its subsidiaries maintain distribution centers strategically located in certain States and in the Federal District, which receive goods with ICMS-ST of the entire supply chain (by force of tax replacement) already prepaid by suppliers or the Company and subsidiaries, and then the goods are shipped to locations in other States. Such interstate shipment entitles the Company and subsidiaries to a refund reimbursement of prepaid ICMS, i.e., the ICMS of the commercial chain paid in acquisition becomes a tax credit to be refunded, pursuant to the State laws.

The refund process requires the evidence through tax documents and digital files of the operations that entitled the Company to refund. Only after its previous legal ratification by State Tax Authorities and/or compliance with specific ancillary obligations aiming to support these credits, which occurs in periods after these credits are generated.

51

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

Since the number of items traded at retail, subject to tax substitution, has been continuously increasing, the tax credits to be refunded by the Company and subsidiaries have also grown. The Company and its subsidiaries have been using such authorized tax credits to offset with state tax liabilities owed after having obtained the Special Regime and also through other procedures covered by state rules.

For credits that cannot be offset immediately, the Company’s Management understands that in future realization is probable based on a technical recovering study, on the expectation of future growth and the offset against debts deriving from its operations. These studies were prepared and periodically revised based on information extracted from strategic planning previously approved by the Company’s Board of Directors. For the financial statement as of December 31, 2020, Management has implemented monitoring controls over the progress of the plan annually established, assessing and including new elements that contribute to the realization of ICMS tax credits, as shown below.

	Parent Company	Consolidated

Up to one year	260	261
From 1 to 2 years	175	175
From 2 to 3 years	167	173
From 3 to 4 years	157	157
From 4 to 5 years	153	153
More than 5 years	516	516
	1,428	1,435
10.2.	PIS and COFINS credit

The evidence leading the Company to conclude on the PIS and COFINS credit entitlement includes i) interpretation of tax legislation, ii) internal and external factors, such as case law and market interpretations that were part of the analysis, and iii) analysis by external legal advisors regarding the issues and iv) accounting assessment on the issue.

On October 29, 2020, the Company obtained a favorable decision in its individual lawsuit, resulting in the recording of tax credit in the amount of R$1,609 (of which R$613 in the financial result), net of provisions for installments, which, eventually, considered unrealizable. The offsetting of this tax credit is subject to certain administrative proceedings with the Brazilian Tax Authorities and the Company estimates it will be realized in 5 (five) years. See note 22.9.

In relation to PIS and COFINS assets, the Company assessed recent procedural progress in certain cases and proceeded to write off PIS/COFINS assets in the amount of R$168, on December 31, 2020, of amounts without expectation of realization.

The realization of the PIS and Cofins balance is shown below:

	Parent Company	Consolidated

Up to one year	30	70
From 1 to 2 years	297	297
From 2 to 3 years	300	300
From 3 to 4 years	310	310
From 4 to 5 years	317	317
More than 5 years	417	417
	1,671	1,710

52

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

10.3.	INSS

On August 28, 2020, the Federal Supreme Court (STF), in general repercussion, recognized that the incidence of social security contributions (INSS) on the constitutional third of vacations was constitutional. The Company has been following the development of these issues, and together with its legal advisors, concluded that the elements so far do not impact the expectation of realization. The amount involved in the parent company and consolidated is equivalent to R$158, on December 31, 2020.

11.	Related parties
11.1.	Management compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and the related support committees) for the years ended December 31, 2020 and 2019, were as follows:

(In thousands of Brazilian reais)

	Base salary		Variable compensation		Stock option plan – Note 25		Total
	2020	2019	2020	2019	2020	2019	2020	2019
Board of directors (*)	67,716	38,207	-	-	4,056	2,366	71,772	40,573
Executive officers	36,868	33,373	11,175	12,943	10,906	15,596	58,949	61,912
Fiscal Council	331	-	-	-	-	-	331	-
	104,915	71,580	11,175	12,943	14,962	17,962	131,052	102,485

(*) The compensation of the Board of Directors’ advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this line.

53

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)
11.2.	Balances and transactions with related parties

Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties.

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Controlling shareholders:
Casino (i)	-	-	-	-	-	-	-	24	(91)	(57)
Euris (i)	-	-	-	-	-	-	-	1	(1)	(1)
Helicco (i)	-	-	-	-	-	-	-	-	-	(3)
Subsidiaries:
Éxito (ii)	-	-	-	-	-	-	-	-	14	(1)
Novasoc Comercial	-	-	68	54	-	-	1	-	1	3
SCB Distribuição e Comércio	2	5	16	8	1	-	-	-	(1)	-
Stix Fidelidade	-	-	5	-	11	-	-	-	(104)	-
Cheftime	-	-	27	4	-	-	1	-	-	-
James Intermediação	-	-	80	4	4	-	10	-	120	8
GPA M&P	-	-	-	-	-	-	13	14	-	(1)
GPA Logistica	-	-	101	68	2	2	70	61	1	1
Associates
FIC (iii)	15	13	30	25	12	22	-	-	55	83
Bellamar	-	-	-	1	-	-	-	-	-	-
Other related parties
Greenyellow do Brazil Energia e Serviços Ltda (“Greenyellow”) (iv)	-	-	-	-	-	-	117	132	(52)	(36)
Sendas Distribuidora	-	8	41	83	-	11	168	2	114	86
Casino Group	12	8	-	-	-	1	-	-	(11)	(6)
Others	-	-	1	1	-	-	-	-	-	-
Total	29	34	369	248	30	36	380	234	45	76

54

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Controlling shareholders
Casino (i)	-	-	-	5	-	-	-	24	(91)	(57)
Euris (i)	-	-	-	-	-	-	-	1	(3)	(1)
Helicco Participações (i)	-	-	-	-	-	-	-	-	-	(3)
Geant internacional	-	-	-	-	-	-	-	-	-	(3)
Associates
FIC (iii)	15	24	31	36	12	39	-	-	55	83
Puntos Colombia (v)	-	-	37	28	-	-	54	43	(114)	(13)
Tuya (vi)	-	-	31	26	-	-	1	-	24	21
Other related parties
Greenyellow (iv)	-	-	-	-	-	-	119	134	(84)	(35)
Sendas Distribuidora	-	-	42	-	-	-	169	-	-	-
Casino Group (vii)	13	12	12	8	-	1	19	13	(30)	(4)
Others	-	-	1	1	-	-	-	-	-	-
Total	28	36	154	104	12	40	362	215	(243)	(12)
55

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

Related party transactions arise mainly from operations that the Company and its subsidiaries maintain among themselves and with other related entities, and were accounted for substantially in accordance with the prices, terms and conditions agreed between the parties.

The Company's main operations with related parties are:

(i)	Casino: Cost Sharing Agreement: Agreement signed between the Company, Sendas Distribuidora S.A., Helicco Participações Ltda., Foncière Euris and Casino, Guichard-Perrachon S.A. (“Casino”) in August, 10 2014 to set the reimbursement rules for the Company of incurred expenses for the Casino Group companies related to activities involving transfer of “know-how” to the Company to support its development.

Insurance: Service agreements entered into between the Company and Casino for intermediation and negotiation of renewals of certain insurance policies.

Agency Agreement: Signed between the Company, Sendas Distribuidora S.A and Groupe Casino Limited on July, 25 2016 to set the rules for the services provided of global sourcing (prospecting global suppliers and intermediating the purchases) for Casino and reimbursement for Groupe Casino Limited the Company to restore reduced profit margins as a result of promotions realized by Company in its stores.

Cost Reimbursement Agreement: Signed between the Company and Casino, Guichard-Perrachon S.A. on July, 25 2016 to set the reimbursement rules of French employees expenses of the Company related to the French social contributions paid by Casino in France.

Agency Agreement: Entered into between the Company, Sendas Distribuidora S.A. and Casino International S.A. on December 20, 2004, as edited, to represent the Company in the commercial negotiation of products to be acquired from international suppliers.

Purchase Agreement: signed between the Company, Sendas and E.M.C. Distribution Limited on June 6, 2019 for the import of non-food and food products (except perishables and wines) for resale in its stores, upon request for purchase orders, on a non-exclusive basis.

(ii)	Éxito and subsidiaries: Agreement on Establishment of Business Relations: Signed between the Company, Sendas, Éxito and its subsidiaries on July, 27 2016 to set the rules of prospection of suppliers in each home country in order to establish new commercial relationships.

Celebration of license agreements for the use of trademarks and copyrights involved in the production, advertising, promotion, marketing and distribution of textile products and accessories for the feminine public (Bronzini and Arkitect brands) by Distribuidora de Textiles y Confecciones SA (Didetexto ), controlled by Exito, to the Company.

Cost Reimbursement Agreement: signed between the Company, Sendas and Éxito on October 22, 2019 for the reimbursement by one party to another of the costs incurred for the transfer of employees.

(iii)	FIC: Commercial contracts to set the rules for promotion and sale of financing services provided by FIC in the Company stores for implementation the financing partnership between the Company and Itaú Unibanco S.A. established in association agreement between the Company and Itaú, among them: (i) bank correspondent; (ii) indemnification agreement that FIC is committed to keep the Company free of losses in performing FIC’s services; and FIC and Company are committed, with each other, to compensate for contingences related your responsibilities; and (iii) agreement to providing for the Company to the FIC, and vice versa, of information and access to the systems for offering services.

56

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)
(iv)	Greenyellow: execution of (a) contracts with the Company to regulate the terms of the installation of equipment and the provision of services by Greenyellow of energy efficiency solutions in the establishments of the Company's multivarejo business unit for energy reduction. (b) contracts with the Company and Sendas for the purchase of energy sold on the free market.
(v)	Puntos Colombia: Éxito's customer loyalty program. Balance related to point redemption and other services.
(vi)	Tuya: Financial institution invested by Éxito. Balance related to participation in business collaboration agreements and expense reimbursement, discount coupons and others.
(vii)	Casino Group: Balances receivable for expatriate expenses with Casino International, Distribution Casino and Casino Services. Provision of services in the import of goods by other companies of the Casino group.
(viii)	Exito Consultancy Agreement: Contract signed on May 29, 2020, as amended, in which the Company was hired by Éxito to provide consulting services for the areas of specialization (Presidency, Strategy and Planning, Finance, Human Resources, Legal, Communication and Investor Relations ), helping Éxito to make decisions and analyze opportunities.
12.	Investments

12.1.	Interest in, subsidiaries and associates:

The details of the Company's subsidiaries at the end of each year are shown below:

			Participation in investments - %
			12.31.2020		12.31.2019
Group	Societies	Country	Company	Indirect participation	Company	Indirect participation
	Controlled
CBD	Novasoc Comercial Ltda. (“Novasoc”)	Brazil	100.00	-	100.00	-
	Sendas Distribuidora S.A. (“Sendas”)	Brazil	-	-	100.00	-
	CBD Holland B.V. (“CBD Holland”)	Brazil	100.00	-	100.00	-
	GPA 2 Empreend. e Participações Ltda. (“GPA 2”)	Brazil	100.00	-	100.00	-
	GPA Logística e Transporte Ltda. (“GPA Logística”)	Brazil	100.00	-	100.00	-
	SCB Distribuição e Comércio Varejista de Alimentos Ltda. ("Compre Bem'')	Brazil	100.00	-	100.00	-
	Stix Fidelidade e Inteligência S.A. ("Stix") (*)	Brazil	66.67	-	100.00	-
	James Intermediação S.A. ("James Delivery")	Brazil	100.00	-	100.00	-
	Cheftime Comércio de Refeições S/A ("Cheftime")	Brazil	79.57	-	79.57	-
	GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. (“GPA M&P”)	Brazil	100.00	-	100.00	-
	BCafeterias e Lanchonetes Ltda. ("BCafeterias")	Brazil	1.10	98.90	0.10	99.90
	Fronteira Serviços Imobiliários Ltda.("Fronteira")	Brazil	0.10	99.90	0.10	99.90
	Place2B Serviços Imobiliários Ltda.("Place2B")	Brazil	-	100.00	0.10	99.90
	Companhia Brasileira de Distribuição Luxembourg Holding S.à.r.l. ("CBDLuxco”)	Luxembourg	100.00	-	100.00	-
	Companhia Brasileira de Distribuição Netherlands Holding B.V. (“CBDDutchco”)	Netherlands	-	100.00	-	100.00

57

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

			Participation in investments - %
				12.31.2020	12.31.2019
Group	Societies	Country	Company	Indirect participation	Company	Indirect participation
Exito	Almacenes Éxito S.A. (“Éxito”)	Colombia	96.57	-	-	96.57
	Éxito Industrias S.A.S. ("Éxito Industrias")	Colombia	-	94.59	-	94.59
	Fideicomiso Lote Girardot	Colombia	-	96.57	-	96.57
	Éxito Viajes y Turismo S.A.S.	Colombia	-	49.25	-	49.25
	Almacenes Éxito Inversiones S.A.S. (Móvil Éxito)	Colombia	-	96.57	-	96.57
	Transacciones Energéticas S.A.S (Gemex O & W S.A.S.)	Colombia	-	96.57	-	96.57
	Marketplace Internacional Éxito y Servicios S.A.S. (MPI)	Colombia	-	96.57	-	96.57
	Logística, Transporte y Servicios Asociados S.A.S. (LTSA)	Colombia	-	96.57	-	96.57
	Depósitos y Soluciones Logísticas S.A.S.	Colombia	-	96.57	-	96.57
	Patrimonio Autónomo Iwana	Colombia	-	49.25	-	49.25
	Patrimonio Autónomo Viva Malls	Colombia	-	49.25	-	49.25
	Patrimonio Autónomo Viva Sincelejo	Colombia	-	25.12	-	25.12
	Patrimonio Autónomo Viva Villavicencio	Colombia	-	25.12	-	25.12
	Patrimonio Autónomo San Pedro Etapa I	Colombia	-	25.12	-	25.12
	Patrimonio Autónomo Centro Comercial	Colombia	-	25.12	-	25.12
	Patrimonio Autónomo Viva Laureles	Colombia	-	39.40	-	39.40
	Patrimonio Autónomo Viva Palmas	Colombia	-	25.12	-	25.12
	Patrimonio Autónomo Centro Comercial Viva	Colombia	-	44.33	-	44.33
	Spice investment Mercosur	Uruguay	-	96.57	-	96.57
	Larenco S.A.	Uruguay	-	96.57	-	96.57
	Geant Inversiones S.A.	Uruguay	-	96.57	-	96.57
	Lanin S.A.	Uruguay	-	96.57	-	96.57
	5 Hermanos Ltda.	Uruguay	-	96.57	-	96.57
	Sumelar S.A.	Uruguay	-	96.57	-	96.57
	Raxwy Company S.A. (**)	Uruguay	-	-	-	96.57
	Supermercados Disco del Uruguay S.A.	Uruguay	-	60.35	-	60.35
	Maostar S.A.	Uruguay	-	30.18	-	30.18
	Ameluz S.A.	Uruguay	-	60.35	-	60.35
	Fandale S.A.	Uruguay	-	60.35	-	60.35
	Odaler S.A.	Uruguay	-	60.35	-	60.35
	La Cabaña S.R.L.	Uruguay	-	60.35	-	60.35
	Ludi S.A.	Uruguay	-	60.35	-	60.35
	Semin S.A.	Uruguay	-	60.35	-	60.35
	Randicor S.A.	Uruguay	-	60.35	-	60.35
	Setara S.A.	Uruguay	-	60.35	-	60.35
	Hiper Ahorro S.R.L.	Uruguay	-	60.35	-	60.35
	Ciudad del Ferrol S.C.	Uruguay	-	59.14	-	59.14
	Mablicor S.A.	Uruguay	-	30.78	-	30.78
	Tipsel S.A.	Uruguay	-	96.57	-	96.57
	Tedocan S.A.	Uruguay	-	96.57	-	96.57
	Vía Artika S. A.	Uruguay	-	96.57	-	96.57
	Group Disco del Uruguay S.A.	Uruguay	-	60.35	-	60.35
	Devoto Hermanos S.A.	Uruguay	-	96.57	-	96.57
	Mercados Devoto S.A.	Uruguay	-	96.57	-	96.57

58

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

			Participation in investments - %
			12.31.2020		12.31.2019
Group	Societies	Country	Company	Indirect participation	Company	Indirect participation
	Libertad S.A.	Argentina	-	96.57	-	96.57
	Onper Investment 2015 S.L	Spain	-	96.57	-	96.57
	Spice España de Valores Americanos S.L.	Spain	-	96.57	-	96.57
	Marketplace Internacional Éxito S.L	Spain	-	96.57	-	96.57
	Gelase S. A.	Belgium	-	96.57	-	96.57

(*) In 2020 the participation of the company Stix Fidelidade was changed to 66.67%

(**) On July 31, 2020, Raxwy Company was liquidated.

59

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

The details of the Company's associates at the end of each year are shown below:

			Equity interests - %
			12.31.2020		12.31.2019
Group	Companies	Country	Company	Indirect interest	Company	Indirect interest

Cnova N.V.	Cnova N.V. (“Cnova Holanda”)	Netherlands	-	33.98	-	33.98
	Cdiscount Afrique SAS (“Cdiscount Afrique”)	France	-	33.98	-	33.98
	Cdiscount International BV (“Cdiscount Internacional”)	Netherlands	-	33.98	-	33.98
	Cnova France SAS (“Cnova France”)	France	-	33.98	-	33.98
	Cdiscount S.A. (“Cdiscount”)	France	-	33.87	-	33.87
	Cdiscount Côte d'Ivoire SAS Ivory Coast (“Cdiscount Côte”)	Ivory Coast	-	33.98	-	33.98
	Cdiscount Sénégal SAS (“Cdiscount Sénégal”)	Senegal	-	33.98	-	33.98
	Cdiscount Cameroun SAS (“Cdiscount Cameroun”)	Cameroon	-	33.98	-	33.98
	CLatam AS Uruguay (“CLatam”)	Uruguay	-	23.79	-	23.79
	Cdiscount Panama S.A. (“Cdiscount Panama”)	Panama	-	23.79	-	23.79
	Cdiscount Uruguay S.A. (“Cdiscount Uruguay”)	Uruguay	-	23.79	-	23.79
	Ecdiscoc Comercializadora S.A.(Cdiscount Ecuador) (“Ecdiscoc Comercializadora”)	Ecuador	-	23.78	-	23.78
	Cnova Pay	France	-	33.98	-	33.98
	BeezUP SAS ("BezzUp")	France	-	33.98	-	33.98
	CARYA	France	-	33.87	-	33.87
	HALTAE	France	-	33.87	-	33.87
	C-Logistics	France	-	28.56	-	28.56
	NEOSYS	France	-	17.33	-	17.33
	Neotech Solutions	Morocco	-	17.33	-	17.33
	NEOSYS Tunisie	Tunisia	-	17.33	-	17.33
	C Chez Vous	France	-	28.56	-	28.56
	Phoenix	France	-	16.99	-	16.99
	C-Shield (*)	France	-	33.87	-	-
	C-Payment (*)	France	-	33.87	-	-
	MAAS (*)	France	-	33.87	-	-
FIC	Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”)	Brazil	-	17.88	-	35,76
	FIC Promotora de Vendas Ltda. (“FIC Promotora”)	Brazil	-	17.88	-	35.76
	Bellamar Empreend. e Participações Ltda.(“Bellamar”) (**)	Brazil	50.00	-	100.00	-
Éxito	Puntos Colombia S.A.S ("Puntos")	Colombia	-	48.29	-	48,29
	Compañia de Financiamento Tuya S.A. ("Tuya")	Colombia	-	48.29	-	48,29
	Cnova N.V (“Cnova Holanda”)	Netherlands	-	0.18	-	0,18

(*) In 2020, a 33.87% interest in the companies C-SHIELD, C-PAYMENT and MAAS was acquired.

(**) In 2020 Bellamar's participation was changed to 50%, see note 1.1.

60

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

12.2.	Associates

Investments in associates are accounted for under the equity method, based on the fact these associates are entities over which the Company exercises significant influence, but not control, since (a) it is a part of the shareholders’ agreement, appointing certain officers and having vote rights in certain relevant decisions. The associates are: i) (discontinued operation) and FIC managed by Itaú Unibanco S.A. (“Itaú Unibanco”) and ii) Cnova N.V. which operates mainly on e-commerce in France and (iii) Tuya, financial institution invested of Éxito. Associates have no restriction on transfer resources to the company, for example, in the form of dividends.

The summarized financial statements are as follows:

	FIC		Cnova N.V.		Tuya
	12.31.2020	12.31.2019	12.31.2020	12.31.2019	12.31.2020	12.31.2019

Current assets	6,738	7,085	4,224	3,271	4,728	3,943
Noncurrent assets	52	51	4,055	2,587	200	100
Total assets	6,790	7,136	8,279	5,858	4,928	4,043

Current liabilities	5,611	6,185	6,766	5,819	1,612	1,426
Noncurrent liabilities	22	20	2,806	867	2,578	2,146
Shareholders’ equity	1,157	931	(1,293)	(828)	738	471
Total liabilities and shareholders’ equity	6,790	7,136	8,279	5,858	4,928	4,043

Statement of operations:	12.31.2020	12.31.2019	12.31.2020	12.31.2019	12.31.2020	12.31.2019

Revenues	989	1,207	13,117	9,689	615	698
Operating income	555	441	207	(24)	71	87
Net income for the year	329	263	(138)	(288)	37	(14)

For the purposes of measurement of the investment in this associate, the special goodwill reserve recorded by FIC shall be deducted from its shareholders’ equity amount of R$122, since it is Itaú Unibanco’s exclusive right. The measurement of Tuya and Cnova N.V. investments includes the goodwill acquired in the business combination totaling R$71 and R$11, respectively.

61

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

12.3.	Breakdown of investments and rollforward:
	Parent Company
	Sendas	Exito	Bellamar	CompreBem	Others	Total (*)

Balances at 12.31.2019	7,095	-	299	277	(306)	7,365
Share of profit (loss) of subsidiaries and associates	1,228	-	118	(16)	(181)	1,149
Dividends and interest on own capital	(310)	-	(26)	-	-	(336)
Stock options	5	-	-	-	1	6
Capital increase	650	-	-	53	45	748
Capital increase with property and equipment	220	-	-	-	7	227
Fair value adjustment	-	-	573	-	-	573
Incorporation Sendas	(10,833)	10,479	(196)	-	-	(550)
Other movements	(19)	-	-	-	-	(19)
Share of other comprehensive income	1,964	-	-	-	(158)	1,806
Balances at 12.31.2020	-	10,479	768	314	(592)	10,969

	Parent Company
	Sendas	Via Varejo	Bellamar	CompreBem	Others	Total (*)

Balances at 12.31.2018	4,091	-	207	75	(234)	4,139
Share of profit (loss) of subsidiaries and associates	1,047	16	101	(49)	(150)	965
Low investment Via Varejo	(2)	(1,372)	-	-	(492)	(1,866)
Dividends and interest of own capital	(297)	-	(9)	-	-	(306)
Stock options	1	4	-	-	-	5
Capital increase	2,003	-	-	194	52	2,249
Capital increase with property and equipment	67	-	-	57	(5)	119
Other movements (**)	(6)	-	-	-	37	31
Share of other comprehensive income	191	-	-	-	(6)	185
Assets held for sale and discontinued operations (note 33)	-	1,352	-	-	492	1,844
Balances at 12.31.2019	7,095	-	299	277	(306)	7,365

(*) Includes the effects of uncovered liabilities on the investment on Cnova N.V. of R$620 on December 31, 2020 (R$385 on December 31, 2019).

62

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

		Consolidated
	FIC	BINV	Bellamar	Tuya	Puntos Colombia	Other	Total
Balances at 12.31.2018	203	-	-		-	(279)	(76)
Share of profit (loss) of associates – continuing operation	106	-	-	(7)	2	(99)	2
Share of profit of associates – discontinued operation	12	4	-	-	-	-	16
Dividends and interest on own capital - continuing operation	(20)	-	-	-	-	-	(20)
Dividends and interest on own capital - discontinued operation	(3)	-	-	-	-	-	(3)
Shere of other comprehensive income	-	-	-	9	-	(8)	1
Investment acquisition	-	-	-	305	-	11	316
Assets held for sale and discontinued operations	(9)	(4)	-	-	-	-	(13)
Balances at 12.31.2019	289	-	-	307	2	(375)	223
Share of profit (loss) of associates – continuing operation	118	-	-	18	9	(47)	98
Dividends and interest on own capital - continuing operation	(37)	-	-	-	-	-	(37)
Dividends and interest on own capital - discontinued operation	-	-	-	-	-	-	-
Share of other comprehensive income	-	-	-	79	1	(156)	(76)
Capital increase	-	-	-	52	-	-	52
Desconsolidation	(370)	-	-	-	-	-	(370)
Incorporation Sendas	-	-	196	-	-	-	196
Fair value adjustment	-	-	573	-	-	-	573
Balances at 12.31.2020	-	-	769	456	12	(578)	659

12.4.	Sale of investment in Via Varejo:

The Company concluded the sale process started on November 23, 2016, through an auction on June 14, 2019 held at B3 SA - Brasil, Bolsa, Balcão, for the price of R$4.90 reais per share, totaling R$2,300, in line with its long-term strategy of focusing on the development of the food sector. The gain from the sale of R$398, net of income tax of R$199 (see note 21) and related costs, was presented in the result of discontinued operations (see note 33).

The Company ceased to exercise control over Via Varejo during the month of June. 2019 As of December 31, 2020, certain relationships previously existing between the Company and Via Varejo when the latter was part of the Group and was a related party remained in force, mainly i) corporate guarantees granted by the Company to guarantee obligations in operating agreements under Via Varejo's responsibility, with maturities and performance deadlines to be met by that company over time, in the amount of up to R$2 billion, with the Company having already taken steps with Via Varejo for such guarantees to be formally extinguished, without prejudice to the discussions it has been having with Via Varejo on the matter; ii) operational agreement on the use of the GPA brands by Via Varejo, iii) equity interests held, respectively, by GPA, Via Varejo and Itaú Unibanco in Financeira Itaú CBD S. A. Crédito, Financiamento e Investimento ("FIC"), and iv) maintenance of the Company's repayment obligations on passive and active overlaps arising from triggering events and lawsuits prior to the acquisition of Globex in 2010, as disclosed in note 21.6, upon the merger of Globex with Casas Bahia in the same year. Said guarantee obligation will subsist as long as the lawsuits that are the object of such guarantee are not closed.

63

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

13.	Business Combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, measured at fair value on the acquisition date, and the remaining amount of non-controlling interest in the acquired company. For each business combination, the acquirer measures the non-controlling interest in the acquiree at fair value or by the proportionate share in the acquiree's identifiable net assets. The acquisition costs incurred are treated as an expense and included in administrative expenses.

When the Company acquires a business, it assesses the financial acquired assets and liabilities assumed for the appropriate classification and designation according to the contractual terms, the economic circumstances and the relevant conditions on the date of the acquisition. This includes the separation of derivatives embedded in contracts by the acquired company.

Any contingent payments to be transferred by the acquirer will be recognized at fair value on the acquisition date. Subsequent changes in the fair value of the contingent payment considered as an asset or liability will be recognized through profit or loss.

Goodwill is initially measured at cost and is the excess between the consideration transferred and the non-controlling interest in assets and assumed liabilities, if this payment is lower than the fair value of the acquirer’s net assets, the difference is recognized in profit or loss as bargain purchase gain.

After initial recognition, goodwill is measured at cost, less any impairment losses. For impairment testing purposes, the goodwill acquired in a business combination is, as of the acquisition date, allocated to the operating segment that will benefit from the business combination, regardless of whether other assets or liabilities of the acquire will be assigned to the operating segment.

When goodwill is part of a cash-generating unit and part of the operation at this unit is sold, the goodwill related to the sold operation is included in the book amount of the operation when calculating profit or loss from the sale of the operation. This goodwill is then measured based on the relative amounts of the sold operation and part of the cash-generating unit which was maintained.

13.1.	Acquisition of Almacenes Exito - Colombia

On June 26, 2019, a recommendation from the Company's final controlling shareholder, Casino, was presented at a meeting of the GPA Board of Directors. Aiming the simplification of the structure of the Casino in Latin America, a significant improvement in governance and an increase in the basis of potential investors.

Transactions under common control are not provided for in IFRS, however transactions for the purpose of merely corporate reorganization have been treated at cost historically by the Company. The acquisition of Èxito Group differed from a reorganization because it had a commercial substance, being carried out at market value validated by evaluation committees, involved a public offering launched by GPA, through its subsidiary Sendas Distribuidora SA (“Sendas”), with a view to the acquisition, in cash, of all the shares of Éxito, a publicly-held company located in Colombia. Due to the economic substance, the Company applied CPC 15R / IFRS 3R.

The transaction also involved the acquisition by Casino of the indirect all GPA's share control shares currently held indirectly by Éxito at the price of R$113 reais per share.

64

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

On July 23, 2019, a material fact informed that the Board of Directors, of GPA based on the favorable recommendation of the Special Independent Committee and within range the price originally recommended by GPA's executive board, approved that its operational subsidiary Sendas Distribuidora to approve the launch of an all cash tender offer, in cash, to acquire up to all of the shares of Éxito, for the price of 18,000 Colombian pesos per share (equivalent to R$21.68 reais on the date of purchase).

Continuing the transaction, on September 12, 2019, the Board of Directors and the general shareholders' meeting of Éxito approved the sale of its indirect equity interest in GPA to Casino in the terms disclosed.

Since in this transaction the Company was exposed to Colombian pesos (“COP”) during the offering period, on July 24, 2019, the financial committee approved the realization of a cash flow hedge, via NDFs (Non Deliverable Forward), to mitigate this exposure (see note 19).

On November 27, 2019, the OPA was liquidated, and shareholders representing 96.57% of Éxito's capital accepted the takeover bid. This adhesion represented a disbursement by Sendas of 7.780 billion Colombian pesos (amount equivalent to R$9.5 billion (taking into account the exchange rate of December 31, 2019). On the same date, prior to the liquidation of the OPA, subsidiaries of Casino acquired all of the shares issued by GPA held directly and indirectly by Éxito for the price, net of debt, of US$1,161 million (equivalent to R$4.9 billion based on the exchange rate on the date of the transaction).

As a consequence of this change of control and based on the provisions of the corporate law of Colombia, the share capital of a single shareholder cannot exceed 95%. The Company has 18 months, counted from the public offering, to regularize its direct participation in Éxito. On February 10, 2021, the Company transferred 5% of its interest to GPA 2 Empreendimentos e Participações ("GPA 2") and now holds a direct interest of 91.57% of Éxito's share capital. The Company has a 100% interest in GPA 2.

Association context

Almacenes Éxito S.A. operates more than 650 stores in Colombia, Uruguay and Argentina, in addition to exploring shopping centers, having a significant investment in a loyalty and financial company, in addition to its own brands with successful participation.

The Company started to consolidate Éxito's results as of December 1, 2019, when it obtained control of the company, consolidations only one month of the income statement. Net sales were R$2,151 in this period and net income was R$71. If Éxito had been consolidated as of January 1, 2019, the effect in the income statement would have been R$18,388 on net sales and R$178 on net income from continuing operations.

Determination of the consideration transferred by the acquisition

The value of the consideration transferred in cash is net of dividends of 2018 and the effect of the cash flow hedge contracted to protect exposure to changes in exchange rates, as shown below:

12.31.2019
Cash consideration	9,268
Cash flow hedge effect	145
9,413
Dividends related to 2018	(42)
Total cash consideration transferred	9,371

65

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

Fair values of identifiable assets acquired and liabilities assumed

The fair values of identifiable assets acquired and liabilities assumed from Exito, on the date of the business combination, are as follows:

Balance Sheet after preliminarPurchase Price Allocation
Assets:
Cash and cash equivalents	6,062
Trade recivable, net	416
Inventories, net	2,765
Recoverable taxes	477
Other current assets	349
Deferred Income Tax and Social Contribution	1,353
Related Parties	137
Other noncurrent assets	111
Investments in associates	316
Investment Properties	2,972
Property and equipment, net	8,496
Intangible assets, net	3,009
26,463

Liabilities:
Payroll and related taxes	283
Trade payble, net	4,545
Taxes and contributions payables	219
Borrowings and financing	2,546
Lease liabilities	277
Other current liabilities	998
Noncurrent borrowings and financing	2,060
Deferred income tax and social contribution	2,100
Provisions for contingencies	103
Noncurrent lease liabilities	1,540
Other noncurrent liabilities	28
14,699
Net assets	11,764
(-) Attributed to non-controlling shareholders	(2,558)
Net assets	9,206

a)	Tradename - The Company identified the main brands of Éxito operation, represented by the store formats operated in Colombia Surtimax, Super Inter, Surti Mayorista, Viva, Frescampo Exito and Carulla, in Argentina Libertad brand and in Uruguay Disco. In addition, Éxito, Bronzini, Frescampo, Ekono, Arkitect and Carulla Èxito own brands were evaluated. Tradenames have an indefinite useful life.
66

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

b)	Investment properties and stores - Grupo Éxito has real estate assets that are explored in its gallery rental and shopping mall activities. Such assets have high commercial relevance, being located in privileged areas. Additionally, a group of stores considered significant that were explored in the Exito operation were evaluated.
c)	Investment Tuya – Tuya shares held by the Company were evaluated considering the projection of future profits;
d)	Leases - Rents contracts were recalculated using the incremental borrowing rate at the date of acquisition.

The fair value of the interest of non-controlling shareholders was measured using the interest held by them, at fair value on the date of the business combination, as shown below:

Total consideration transferred - 96.57%	9,371
Company at Fair value 100%	9,706
Non-controlling interest Fair value (OPA)	335

Goodwill identified

The company determined goodwill of expected future profitability of R$165 and was determined as follows:

Fair value of net assets acquired	11,764
(-) Attributed to non-controlling shareholders	(2,223)
9,541
Remaining non-controlling interest (OPA)	(335)
9,206
Total consideration transferred for the acquisition of control of Exito	9,371
Goodwill resulting from Èxito control acquisition of control of Exito	165

Goodwill is disclosed in the consolidated balance sheet in the subgroup of intangible assets and is not deductible for tax purposes, except in the sale of the investment.

The acquisition-related cost was R$198, recognized in “other operating expenses” (note 28).

67

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

14.	Investment properties

Investment properties are measured at historical cost, including transaction costs, net of accumulated depreciation and or impairment loss, if applicable. The cost of investment properties acquired in a business combination is determined at fair value, in accordance with IFRS 3 / CPC 15 - Business combination.

Investment properties are written off when they are sold or when they are no longer used and no future economic benefit is expected from the sale. An investment property is also classified as held for sale when there is an intention to sell. The difference between the net amount obtained from the sale and the carrying amount of the asset is recognized in the statement of operations for the period in which the asset is written off. The useful life of buildings is presented in note 15.

The investment properties of the Company and its subsidiaries correspond to commercial areas and lots that are maintained for income generation or future price appreciation.

The fair value of investment properties is measured based on assessments performed by third parties.

Consolidated

	Balance at 12.31.2019	Additi-ons	Impairment	Depreciation	Foreign Currency Translation adjustment	Transfers	Balance at 12.31.2020

Land	656	-	(11)	-	149	(32)	762
Buildings	2,385	6	(11)	(63)	557	(15)	2,859
Construction in progress	10	8	-	-	2	(2)	18
Total	3,051	14	(22)	(63)	708	(49)	3,639

Consolidated

	Balance at 12.31.2018	Additi-ons	Depre-ciation	Business combina-tion	Foreign Currency Translation adjustment	Transfers	Balance at 12.31.2019

Land	6	2	-	643	11	(6)	656
Buildings	10	10	(4)	2,319	45	5	2,385
Improvements	4	-	-	-	-	(4)	-
Construction in progress	-	-	-	10	-	-	10
Total	20	12	(4)	2,972	56	(5)	3,051

	Consolidated
	Balance at 12.31.2020			Balance at 12.31.2019
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	762	-	762	656	-	656
Buildings	2,921	(62)	2,859	2,400	(15)	2,385
Construction in progress	18	-	18	10	-	10
Total	3,701	(62)	3,639	3,066	(15)	3,051

68

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

For the year ended December 31, 2020, the results generated by the Éxito subsidiaries for the use of investment properties are as follows:

	2020	2019
Leasel revenue	368	31
Operating expenses from investment properties that generate revenue	(78)	(4)
Operating expenses from investment properties that do not generate revenue	(165)	(12)
Net result generated by investment properties	125	15

As of December 31, 2020, the fair value of investment properties in use consisted only of balances from the subsidiary Éxito in the amount of R$3,926 (R$3.047 in December 31, 2019). The main data used to assess fair value, such as discount rate, vacancy rate and terminal capitalization rate, are estimated by advisors or management based on comparable transactions and sector data. The rates vary for each project according to the geographic region, format of the project and are presented below.

	Break
Discount rate	10.00%	15.25%
Vacancy rate	1.00%	10.00%
Terminal capitalization rate	7.50%	8.50%

69

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

15.	Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and/or impairment losses, if any. This cost includes the cost of acquisition of equipment and financing costs for long-term construction projects, if the recognition criteria are met. When significant components of property and equipment are replaced, they are recognized as individual assets with specific useful lives and depreciation. Likewise, when a major replacement is performed, its cost is recognized at the carrying amount of the equipment as a replacement, if the recognition criteria are met. All other repair and maintenance costs are recognized in the statement of operations for the year as incurred.

Asset category	Useful life (in years)
Buildings	Between 40 and 50
Leasehold improvements	Between 24 and 40
Machinery and equipment	Between 10 and 20
Facilities	11
Furniture and fixtures	Between 9 and 12
Others	Between 3 and 5

Property and equipment items and eventual significant parts are written off when sold or when no future economic benefits are expected from its use or sale. Any eventual gains or losses arising from the write off of the assets are included in the statement of operations for the year.

The residual value, the useful life of assets and the depreciation methods are reviewed at the end of each reporting period and adjusted prospectively, if applicable. The Company reviewed the useful lives of fixed assets for fiscal year 2020 and no significant changes were necessary.

Interest on loans directly attributable to the acquisition, construction or production of an asset, which requires a substantial period of time to be finalized for the intended use or sale (qualifying asset), is capitalized as part of the cost of the respective assets during its construction. From the date of entry into operation of the corresponding asset, capitalized costs are depreciated over the estimated useful life of the asset.

15.1.	Impairment of non financial assets

Impairment testing is designed so that the Company can present the net realizable value of an asset. This amount may be realized directly or indirectly, respectively, through the sale of the asset or the cash generated by the use of the asset in the Company and its subsidiaries activities.

The Company and its subsidiaries tests its tangible or intangible assets for impairment annually or whenever there is internal or external evidence that they may be impaired.

An asset’s recoverable amount is defined as the asset’s fair value or the value in use of its cash-generating unit (CGU), whichever is higher, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and an allowance is recorded to adjust its carrying amount to its recoverable amount, in assessing the recoverable amount, the estimated future cash flows are discounted to present value using a pre-tax discount rate that represents the Company’s weighted average cost of capital (“WACC”), reflecting current market assessments of the time value of money and the risks specific to the asset. The useful life test for intangibles including goodwill is presented in note 16.

70

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

Recovery test of stores operating assets

The procedure for verifying non-realization consisted of grouping operational and intangible assets (Commercial rights) directly attributable to stores. The test steps were as follows:

•	Step 1: the book value of properties in rented stores was compared with a sales multiple (30% to 35%) representing transactions between retail companies. For stores with a multiple value below the book value, we move to a more detailed method, described in Step 2.

•	Step 2: the Company considers the highest value among the discounted cash flows using the 4.6% perpetuity growth (4.8% in 2019) for periods exceeding five years and a discount rate of 7.9% (8.4% in 2019) or appraisal reports prepared by independent specialists for own stores.

The Company carried out a test to verify the operational assets of the stores that could not be recoverable and in the year ended December 31, 2020, based on the tests performed, it was necessary to record a loss in the amount of R$19 in the parent company and R$23 in the consolidated. See considerations regarding the effects of the pandemic in note 1.2.

Impairment losses are recognized in profit or loss for the year in expense categories consistent with the function of the respective impaired asset. Previously recognized impairment losses are only reversed in case of change in the assumptions used to determine the asset’s recoverable amount at its initial or most recent recognition, except for goodwill, which cannot be reversed in future periods.

	Parent Company
	Balance at 12.31.2019	Additi-ons	Remeasu-rement	Impair- ment	Depre-ciation	Write-offs	Transfers (*)	Incorpo- ration	Balance at 12.31.2020

Land	904	-	-	-	-	(55)	(238)	(25)	586
Buildings	1,026	2	-	(19)	(34)	(60)	(172)	-	743
Leasehold improvements	2,091	86	-	-	(227)	(45)	(38)	-	1,867
Machinery and equipment	975	70	-	-	(168)	(44)	92	-	925
Facilities	249	3	-	-	(35)	(4)	(10)	-	203
Furniture and fixtures	377	34	-	-	(62)	-	10	-	359
Construction in progress	119	398	-	-	-	-	(419)	10	108
Others	33	11	-	-	(11)	-	(5)	-	28
Total	5, 774	604	-	(19)	(537)	(208)	(780)	(15)	4,819

Lease – right of use:
Buildings	3,578	783	775	-	(426)	(422)	(6)	-	4,282
	3,578	783	775	-	(426)	(422)	(6)	-	4,282
Total	9,352	1,387	775	(19)	(963)	(630)	(786)	(15)	9,101

(*) Of this amount, R$373 are transfers to held for sale, R$181 to intangibles and R$227 to increase capital with fixed assets (see note 13).

71

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

	Parent Company
	Balance at 12.31.2018	Additions	Remeasu-rement	Depre-ciation	Write-offs	Transfers (*)	Balance at 12.31.2019

Land	991	-	-	-	(30)	(57)	904
Buildings	1,179	4	-	(41)	(29)	(87)	1,026
Leasehold improvements	2,033	64	-	(204)	(68)	266	2,091
Machinery and equipment	861	190	-	(166)	(11)	101	975
Facilities	275	16	-	(38)	(6)	2	249
Furniture and fixtures	357	66	-	(59)	(11)	24	377
Construction in progress	115	590	-	-	-	(586)	119
Others	32	28	-	(13)	-	(14)	33
Total	5,843	958	-	(521)	(155)	(351)	5, 774

Lease – right of use:
Buildings	3,420	123	528	(388)	(105)	-	3,578
Equipment	1	-	-	(1)	-	-	-
	3,421	123	528	(389)	(105)	-	3,578
Total	9,264	1,081	528	(910)	(260)	(351)	9,352

(*) Referring to assets transferred to the subsidiaries Sendas Distribuidora and SCB as a capital increase related to the banner conversion project.

	Parent Company
	Balance at 12.31.2020			Balance at 12.31.2019
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	586	-	586	904	-	904
Buildings	1,294	(551)	743	1,659	(633)	1,026
Leasehold improvements	3,774	(1,907)	1,867	3,859	(1,768)	2,091
Machinery and equipment	2,555	(1,630)	925	2,445	(1,470)	975
Facilities	544	(341)	203	582	(333)	249
Furniture and fixtures	1,031	(672)	359	992	(615)	377
Construction in progress	108	-	108	119	-	119
Others	149	(121)	28	143	(110)	33
Total	10,041	(5,222)	4,819	10,703	(4,929)	5,774

Lease – right of use:
Buildings	7,419	(3,137)	4,282	6,461	(2,883)	3,578
Equipment	37	(37)	-	37	(37)	-
	7,456	(3,174)	4,282	6,498	(2,920)	3,578
Total	17,497	(8,396)	9,101	17,201	(7,849)	9,352

72

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 12.31.2019	Additions	Remea- surement	Impair- ment	Depreciation	Write-offs	Incorpo- ration	Transfers (*)	Conversion Currency Adjustment	Descon- solidation	Balance at 12.31.2020

Land	3,692	61	-	-	-	(87)	121	(308)	542	(481)	3,540
Buildings	4,869	80	-	(23)	(156)	(145)	-	(308)	705	(608)	4,414
Leasehold improvements	4,441	788	-	-	(429)	(119)	-	262	70	(2,601)	2,412
Machinery and equipment	2,281	308	-	-	(437)	(69)	-	172	151	(637)	1,769
Facilities	580	61	-	-	(67)	(11)	-	(18)	8	(270)	283
Furniture and fixtures	1,007	120	-	-	(193)	(16)	-	62	66	(340)	706
Construction in progress	275	746	-	-	-	(7)	-	(750)	17	(68)	213
Other	74	18	-	-	(28)	-	-	7	1	(38)	34
Total	17,219	2,182	-	(23)	(1,310)	(454)	121	(881)	1,560	(5,043)	13,371

Lease – right of use:
Buildings	7,023	2,001	1,403	-	(928)	(1,005)	-	(3)	402	(2,428)	6,465
Equipment	45	24	(7)	-	(15)	(1)	-	-	9	(6)	49
Land	3	-	-	-	-	-	-	-	-	-	3
	7,071	2,025	1,396	-	(943)	(1,006)	-	(3)	411	(2,434)	6,517
Total	24,290	4,207	1,396	(23)	(2,253)	(1,460)	121	(884)	1,971	(7,477)	19,888

(*) Of this amount, the main effects are R$722 for transfers to held for sale and R$198 for intangibles and (R$49) for investment properties.

73

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

Consolidated
	Balance at 12.31.2018	Additions	Acquisition of companies	Remeasure-ment	Depreciation	Write-offs	Transfers	Foreign	Deconsolida-tion Via Varejo	Balance at 12.31.2019
								Currency
								translation adjustment

Land	1,366	75	2,277	-	-	(30)	(36)	40	-	3,692
Buildings	1,773	237	2,934	-	(67)	(29)	(29)	51	(1)	4,869
Leasehold improvements	3,843	634	334	-	(332)	(382)	407	-	(63)	4,441
Machinery and equipment	1,308	445	672	-	(264)	(36)	180	10	(34)	2,281
Facilities	501	86	64	-	(59)	(16)	30	(2)	(24)	580
Furniture and fixtures	595	163	300	-	(100)	(21)	80	6	(16)	1,007
Construction in progress	176	789	154	-	-	(6)	(903)	3	62	275
Other	59	32	6	-	(24)	(2)	7	-	(4)	74
Total	9,621	2,461	6,741	-	(846)	(522)	(264)	108	(80)	17,219

Lease – right of use:
Buildings	4,422	792	1,727	832	(525)	(152)	52	32	(157)	7,023
Equipment	9	15	25	-	(5)	-	-	1	-	45
Land	-	-	3	-	-	-	-	-	-	3
	4,431	807	1,755	832	(530)	(152)	52	33	(157)	7,071
Total	14,052	3,268	8,496	832	(1,376)	(674)	(212)	141	(237)	24,290

74

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 12.31.2020			Balance at 12.31.2019
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
					Restated

Land	3,540	-	3,540	3,692	-	3,692
Buildings	5,219	(805)	4,414	5,712	(843)	4,869
Leasehold improvements	4,778	(2,366)	2,412	7,065	(2,624)	4,441
Machinery and equipment	4,438	(2,669)	1,769	4,864	(2,583)	2,281
Facilities	725	(442)	283	1,065	(485)	580
Furniture and fixtures	1,966	(1,260)	706	2,196	(1,189)	1,007
Construction in progress	213	-	213	275	-	275
Other	181	(147)	34	256	(182)	74
	21,060	(7,689)	13,371	25,125	(7,906)	17,219

Lease – right of use:
Equipment	10,069	(3,604)	6,465	10,655	(3,632)	7,023
Equipment	105	(56)	49	128	(83)	45
Land	7	(4)	3	6	(3)	3
	10,181	(3,664)	6,517	10,789	(3,718)	7,071
Total	31,241	(11,353)	19,888	35,914	(11,624)	24,290

15.2.    Guarantees

At December 31, 2020 and 2019, the Company and its subsidiaries had collateralized property and equipment items for some legal claims, as disclosed in note 22.8.

15.3.    Capitalized borrowing costs

The consolidated borrowing costs for the year ended December 31, 2020 were R$15 (R$26 for the year ended December 31, 2019). The rate used to determine the borrowing costs eligible for capitalization was 150.67% of the CDI (136.11 % of the CDI for the year ended December 31, 2019), corresponding to the effective interest rate on the Company’s borrowings.

15.4.    Additions to property and equipment for cash flow presentation purposes:

	Parent Company		Consolidated
	12.31.2020	12.31.2019	12.31.2020	12.31.2019

Additions (i)	1,387	1,081	4,207	3,268
Lease	(783)	(122)	(2,025)	(806)
Capitalized borrowing costs	(3)	(7)	(15)	(26)
Property and equipment financing - Additions (ii)	(534)	(769)	(2,001)	(2,116)
Property and equipment financing - Payments (ii)	625	726	2,123	2,142
Total	692	909	2,289	2,462

(i)	The additions are related to the purchase of operating assets, acquisition of land and buildings to expand activities, building of new stores, improvements of existing distribution centers and stores and investments in equipment and information technology.

75

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)
(ii)	The additions to property and equipment above are presented to reconcile the acquisitions during the year with the amounts presented in the statement of cash flows net of items that did not impact cash.

15.5.    Other information

At December 31, 2020, the Company and its subsidiaries recorded in the cost of sales the amount of R$126 in the parent company (R$116 at December 31, 2019) and R$232 in consolidated (R$120 at December 31, 2019) related to the depreciation of its fleet of trucks, machinery, buildings and facilities related to the distribution centers.

16.	Intangible assets

Intangible assets acquired separately are measured at cost at initial recognition, less amortization and any impairment losses. Internally generated intangible assets, excluding capitalized software development costs, are recognized as expenses when incurred.

Intangible assets consist mainly of software acquired from third parties, software developed for internal use, commercial rights (stores’ rights of use), customer lists, advantageous lease agreements, advantageous furniture supply agreements and brands.

Intangible assets with definite useful lives are amortized by the straight-line method. The amortization period and method are reviewed, at least, at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimate.

Software development costs recognized as assets are amortized over their useful lives (5 a 10 years), accordingly to the amortization rate of 10.82% beginning amortization when they become operational.

Intangible assets with indefinite useful lives are not amortized, but tested for impairment at the end of each reporting period or whenever there are indications that their carrying amount may be impaired either individually or at the level of the cash-generating unit. The assessment is reviewed annually to determine whether the indefinite life assumption remains valid. Otherwise, the useful life is changed prospectively from indefinite to definite.

When applicable, gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net proceeds from the sale of the asset and its carrying amount, any gain or loss being recognized in the statement of operations in the year when the asset is derecognized.

76

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

	Parent Company
	Balance at 12.31.2019	Additi-ons	Remeasu-rement	Amortization	Write-off	Transfers	Balance at 12.31.2020

Goodwill	501	-	-	-	-	1	502
Commercial rightsl (note 16.2)	46	-	-	-	-	1	47
Software and implementation	749	98	-	(137)	(1)	179	888
	1,296	98	-	(137)	(1)	181	1,437
Lease-right of use:
Right of use Paes Mendonça (*)	557	-	49	(39)	-	-	567
Software	56	-	-	(20)	-	-	36
	613	-	49	(59)	-	-	603
Total	1,909	98	49	(196)	(1)	181	2,040

	Parent Company
	Balance at 12.31.2018	Additions	Remeasu-rement	Amortization	Transfers	Balance at 12.31.2019

Goodwill	542	-	-	-	(41)	501
Commercial rights (note 16.2)	46	-	-	-	-	46
Software and implementation	563	161	-	(95)	120	749
	1,151	161	-	(95)	79	1,296
Lease-right of use:
Right of use Paes Mendonça (*)	588	-	5	(36)	-	557
Software	77	-	-	(21)	-	56
	665	-	5	(57)	-	613
Total	1,816	161	5	(152)	79	1,909

	Parent Company
	Balance at 12.31.2020			Balance at 12.31.2019
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill	1,360	(858)	502	1,359	(858)	501
Commercial rights (note 16.2)	47	-	47	47	(1)	46
Software and implementation	1,664	(776)	888	1,397	(648)	749
	3,071	(1,634)	1,437	2,803	(1,507)	1,296
Lease-right of use:
Right of use Paes Mendonça (*)	653	(86)	567	604	(47)	557
Software	120	(84)	36	313	(257)	56
	773	(170)	603	917	(304)	613
Total	3,844	(1,804)	2,040	3,720	(1,811)	1,909

(*) Related to leases and operations agreements of some stores. The Company has the contractual right to operate these stores for 30 years.

77

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 12.31.2019	Addi-tions	Acquisiti-on of compa-nies (*)	Amorti-zation	Write-off	Remeasu-rement	Foreign currency translation adjustment	Transfer	Deconso-lidation Via Varejo	Balance at 12.31.2020

Goodwill	1,314	-	-	-	-	-	39	15	(618)	750
Tradename	3,062	-	-	(1)	-	-	713	-	(40)	3,734
Commercial rights (note 16.2)	136	6	-	-	-	-	-	-	(95)	47
Software	888	191	-	(179)	(2)	-	19	183	(70)	1,030
	5,400	197	-	(180)	(2)	-	771	198	(823)	5,561
Lease-right of use:
Right of use Paes Mendonça (**)	780	-	-	(47)	-	49	-	-	(215)	567
Software	56	1	-	(21)	-	-	-	-	-	36
	836	1	-	(68)	-	49	-	-	(215)	603
Total	6,236	198	-	(248)	(2)	49	771	198	(1,038)	6,164

(**) Related to leases and operations agreements of some stores. The Company has the contractual right to operate these stores for 30 years.

78

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 12.31.2018	Addi-tions	Acquisiti-on of compa-nies (*)	Amorti-zation	Write-off	Remeasu-rement	Foreign currency translation adjustment	Transfer	Deconso-lidation Via Varejo	Balance at 12.31.2019

Goodwill	1,148	-	165	-	-	-	3	(1)	-	1,315
Tradename	39	-	2,949	-	-	-	66	8	-	3,062
Commercial rights (note 16.2)	111	24	-	-	-	-	-	-	-	135
Software	621	274	60	(110)	(7)	-	1	124	(75)	888
	1,919	298	3,174	(110)	(7)	-	70	131	(75)	5,400
Lease-right of use:
Right of use Paes Mendonça (**)	819	-	-	(45)	-	6	-	-	-	780
Software	80	-	-	(24)	(1)	-	-	-	1	56
	899	-	-	(69)	(1)	6	-	-	1	836
Total	2,818	298	3,174	(179)	(8)	6	70	131	(74)	6,236

(*) See note nº13.1.

(**) Linked to lease and operating contracts for certain stores. The Company has the contractual right to operate these stores for a period of 30 years.

79

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 12.31.2020			Balance at 12.31.2019
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill	2,478	(1,728)	750	2,425	(1,111)	1,314
Tradename	3,736	(2)	3,734	3,062	-	3,062
Commercial rights (note 16.2)	47	-	47	135	1	136
Software	2,012	(982)	1,030	1,715	(827)	888
	8,273	(2,712)	5,561	7,337	(1,937)	5,400
Lease-right of use:
Right of use Paes Mendonça (**)	653	(86)	567	836	(56)	780
Software	120	(84)	36	321	(265)	56
	773	(170)	603	1,157	(321)	836
Total intangibles	9,046	(2,882)	6,164	8,494	(2,258)	6,236

16.1	Test for recovery of intangibles of indefinite useful life, including goodwill

The impairment test of intangibles uses the same practices described in Note 15 Property, plant and equipment.

For impairment testing purposes, the goodwill acquired through business combinations and tradenames with indefinite useful lives was allocated to two cash generating units, which are also operational segments that disclose information. The segments are: retail and international retail referring Exito Group.

The recoverable amount of the segments was defined by means of the value in use based on cash projections arising from the financial budgets approved by senior management for the next three years. The discount rate applied to cash flow projections is 7.9% (8.4% in 2019), and cash flows that exceed the three-year period are extrapolated using a 4.6% growth rate (4.8% on December 31, 2019). As a result of this analysis, there was no need to record a provision for impairment of these assets. See considerations regarding the effects of the COVID-19 pandemic in note 1.2.

In relation to Grupo Éxito, the discount rate applied to cash flow projections is 6.5% (and cash flows that exceed the three-year period are extrapolated using a 3% growth rate. As a result of this analysis, there was no need to record a provision for impairment of intangibles with indefinite useful lives.

Sensitivity analysis

Based on the probable scenario, a sensitivity analysis was made for a 0.5% increase / decrease in the discount rate and growth rate. In any combination, the value of the segment's cash flow is higher than its book value. As a result of this analysis, there was no need to record a provision for impairment of these assets.

80

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

16.2	Commercial right

Commercial rights are the right to operate the stores under to acquire rights, or allocated on business combinations.

Management understands that commercial rights are considered recoverable, considering its recovery by cash flows return or the possibility of negotiating with third parties.

Goodwill with a defined useful life is tested using the same assumptions used in the Company's other recoverability tests, following the term of use of these assets.

16.3	Additions to intangible assets for cash flow presentation purposes:
	Parent Company		Consolidated
	12.31.2020	12.31.2019	12.31.2020	12.31.2019

Additions	98	161	198	298
Lease	-	(1)	-	(1)
Intangible assets financing - Addition	-	-	(1)	(23)
Intangible assets financing - Payments	-	-	4	46
Total	98	160	201	320

81

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

17.	Trade payables, net
	Parent Company		Consolidated
	12.31.2020	12.31.2019	12.31.2020	12.31.2019

Product suppliers	4,914	5,064	10,907	14,371
Service suppliers	343	411	904	977
Bonuses from suppliers (note 17.2)	(381)	(453)	(387)	(461)
	4,876	5,022	11,424	14,887

17.1.	Agreement between suppliers, the Group and banks

The Company and its subsidiaries have certain agreements with financial institutions in order to allow their suppliers to use the Company's lines of credit for prepayment of receivables arising from the sale of goods and services, allowing suppliers to anticipate receivables in the normal course of purchases made by the Company.

These transactions were evaluated by the management concluding that has commercial characteristics, since there are no changes in price and / or terms previously established in the original commercial negotiations, as well as no financial charges. The anticipation is also solely the suppliers’s discretion.

The Company also has commercial transactions increasing payment terms, routinely as part of its commercial activity, without financial charges.

17.2.	Bonuses from suppliers

It includes bonuses and discounts obtained from suppliers. These amounts are established in agreements and include amounts for discounts on purchase volumes, joint marketing programs, freight reimbursements, and other similar programs. The collection of these receivables is by offsetting the amounts payable to suppliers, according to supply agreements conditions so that the settlement occurs by the net amount.

82

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

18.	Borrowings and financing
18.1.	Debt breakdown
		Parent Company		Consolidated
	Weighted average rate	12.31.2020	12.31.2019	12.31.2020	12.31.2019

Debentures and promissory note
Debentures Certificate of agribusiness receivables and promissory notes (note 18.4)	CDI + 1.27% per year	4,598	3,978	4,598	11,863
		4,598	3,978	4,598	11,863

Borrowings and financing
Local currency
BNDES	4.07% per year	-	4	-	27
Working capital	CDI+2.37% per year	2,689	509	2,689	1,008
Working capital	TR + 9.8 % per year	13	15	13	99
Swap contracts (note 18.7)	CDI-0.02% per year	(2)	(2)	(2)	(12)
Unamortized borrowing costs		(13)	(9)	(13)	(22)
		2,687	517	2,687	1,100
Foreign currency (note 18.5)
Working capital	USD + 2.27% per year	271	845	271	846
Working capital	IBR 3M + 3.8%	-	-	1,534	323
Working capital Argentina	Pré: 29.43%	-	-	26	-
Credit letter		-	-	12	12
Swap contracts (note 18.7)	CDI + 2.0% per year	12	(15)	12	(15)
Swap contracts (note 18.7)	IBR 3M + 3.8%	-	-	1	(19)
NDF Contracts - Derivatives		-	-	-	(1)
Unamortized borrowing costs		-	-	(1)	(1)
		283	830	1,855	1,145
Total		7,568	5,325	9,140	14,108

Current assets		-	45	-	73
Noncurrent assets		11	2	11	13
Current liabilities		1,257	2,016	2,309	3,488
Noncurrent liabilities		6,322	3,356	6,842	10,706

18.2.	Changes in borrowings
	Parent Company	Consolidated
At December 31, 2019	5,325	14,108
Additions	4,410	7,262
Accrued interest	271	755
Accrued swap	(281)	(343)
Mark-to-market	1	14
Adjustment to present value	44	115
Monetary and exchange rate changes	274	331
Borrowing cost	11	53
Interest paid	(225)	(774)
Payments	(2,582)	(5,125)
Swap paid	320	333
Foreign currency translation adjustment	-	173
Deconsolidation Sendas	-	(7,762)
At December 31, 2020	7,568	9,140

83

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

	Parent Company	Consolidated
At December 31, 2018	4,561	5,286
Additions	2,259	13,604
Accrued interest	312	678
Accrued swap	9	(11)
Mark-to-market	(1)	(47)
Monetary and exchange rate changes	8	(13)
Borrowing cost	9	31
Interest paid	(274)	(504)
Payments	(1,352)	(9,551)
Swap paid	11	103
Acquisition of company	-	4,527
Foreign currency translation adjustment	-	80
Desconsolidation Via Varejo	(217)	(75)
At December 31, 2019	5,325	14,108

18.3.	Maturity schedule of noncurrent borrowings and financing
Year	Parent Company	Consolidated

From 1 to 2 years	4,468	4,756
From 2 to 3 years	1,350	1,426
From 3 to 4 years	169	237
From 4 to 5 years	169	230
After 5 years	167	195
Subtotal	6,323	6,844

Unamortized borrowing costs	(12)	(13)
Total	6,311	6,831

84

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)
18.4.	Debentures, Promissory Note and Certificate of Agribusiness Receivables
				Date				Parent Company		Consolidated
	Type	Issue Amount	Outstanding debentures (units)	Issue	Maturity	Financial charges	Unit price (in reais)	12.31.2020	12.31.2019	12.31.2020	12.31.2019

14th Issue of Debentures – CBD and CRA	No preference	1,080	1,080,000	04/17/17	04/13/20	-	-	-	1,091	-	1,091
15th Issue of Debentures – CBD	No preference	800	800,000	01/17/18	01/15/21	150.00% of CDI	564	451	821	451	821
16th Issue of Debentures – CBD (1st serie)	No preference	700	700,000	09/11/18	09/10/21	162.71% of CDI	1,015	711	712	711	712
16th Issue of Debentures – CBD (2nd serie)	No preference	500	500,000	09/11/18	09/12/22	163.56% of CDI	1,042	521	508	521	508
17th Issue of Debentures - CDB	No preference	2,000	2,000,000	01/06/20	01/06/23	CDI + 1.45% per year	1,017	2,033	-	2,033	-
4th Issue of Promissory Notes – CBD	No preference	800	800	01/10/19	01/09/22	163.13% of CDI	1,113,594	891	849	891	849
1th Issue of Promissory Notes – Sendas (1nd serie)	No preference	50	1	07/04/19	07/03/20	CDI + 0.72% per year	-	-	-	-	52
1th Issue of Promissory Notes – Sendas (2nd serie)	No preference	50	1	07/04/19	07/05/21	CDI + 0.72% per year	-	-	-	-	52
1th Issue of Promissory Notes – Sendas (3nd serie)	No preference	50	1	07/04/19	07/04/22	CDI + 0.72% per year	-	-	-	-	52
1th Issue of Promissory Notes – Sendas (4nd serie)	No preference	250	5	07/04/19	07/04/23	CDI + 0.72% per year	-	-	-	-	258
1th Issue of Promissory Notes – Sendas (5nd serie)	No preference	200	4	07/04/19	07/04/24	CDI + 0.72% per year	-	-	-	-	206
1th Issue of Promissory Notes – Sendas (6nd serie)	No preference	200	4	07/04/19	07/04/25	CDI + 0.72% per year	-	-	-	-	206
1th Issue of Debentures – Sendas (1nd serie)	No preference	2,000	2,000,000	09/04/19	08/20/20	-	-	-	-	-	1,001
1th Issue of Debentures – Sendas (2nd serie)	No preference	2,000	2,000,000	09/04/19	08/20/21	CDI + 1.74% per year	-	-	-	-	2,044
1th Issue of Debentures – Sendas (3nd serie)	No preference	2,000	2,000,000	09/04/19	08/20/22	CDI + 1.95% per year	-	-	-	-	2,046
1th Issue of Debentures – Sendas (4nd serie)	No preference	2,000	2,000,000	09/04/19	08/20/23	CDI + 2.20% per year	-	-	-	-	2,047
Borrowing cost							-	(9)	(3)	(9)	(82)
								4,598	3,978	4,598	11,863

Current liabilities								1,220	1,130	1,220	2,287
Noncurrent liabilities								3,378	2,848	3,378	9,576

85

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

GPA uses the issue of debentures to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments. The debentures issued are unsecured, without renegotiation clauses and not convertible into shares.

The amortization of the 15th and 16th issue of debentures occurs with an exclusive payment on maturity with semiannual remuneration, for the 17th issue the payment will occur in two installments in the years 2022 and 2023.

On January 17, 2018, CBD performed the 15th issuance of simple debentures, non-convertible into shares, unsecured, in a single serie. The resources are used to increase working capital and to extend the indebtedness profile. The amount of R$ 800 has maturity on January 15, 2021, with interest of 104.75% of CDI that will be paid semiannually.

On September 11, 2018, CBD performed the 16th issuance of simple debentures, non-convertible to shares, unsecured, in two series. The resources are used to increase working capital and to extend the indebtedness profile. The total amount of R$ 1,200, being in September 10, 2021 the maturity of the first serie and September 10, 2022 the second serie, with interest of 106.00% of CDI for the first serie and of 107.40% for the second serie with semiannually payment.

In the first quarter of 2020, occurred the 17th issuance of simple debentures, non-convertible into shares, in single serie with a nominal value of R$1,000 has maturity on 3 years and a total of R$2,000. The funds will be used to strengthen working capital and extend the indebtedness profile.

18.5.	Borrowings in foreign currencies

On December 31, 2020 GPA had loans in foreign currencies (dollar) to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments.

18.6.	Guarantees

The Company has signed promissory notes for some loan contracts.

18.7.	Swap contracts

The Company use swap transactions for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts include a total amount of the debt with the objective toprotect the interest and principal and are signed, generally, with the same due dates and in the same economic group. The weighted average annual rate in December 2020 was 2.76% (5.96% as of December 31, 2019).

18.8.	Financial covenants

In connection with the debentures and promissory notes and for a portion of borrowings denominated in foreign currencies, the Company is required to maintain certain debt financial covenants. These ratios are quarterly calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) should not exceed the amount of equity and (ii) consolidated net debt/EBITDA ratio should be lower than or equal to 3.25. At December 31, 2020, GPA complied with these ratios.

86

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)
19.	Financial instruments

The main financial instruments and their carrying amounts, by category, are as follows:

	Parent Company		Consolidated
	Carrying amount		Carrying amount
	12.31.2020	12.31.2019	12.31.2020	12.31.2019

Financial assets:
Amortized cost
Related parties - assets	369	248	154	104
Trade receivables and other receivables	910	531	1,614	924
Others assets	-	-	48	51
Fair value through profit or loss
Cash and cash equivalents	4,095	2,863	8,711	7,954
Financial instruments – Fair value hedge	11	47	11	86
Financial instruments about lease – Fair value hedge	-	-	1	-
Others assets	-	-	2	2
Fair value through other comprehensive income
Trade receibles credit card companies and sales vouchers	113	50	113	377
Others assets	-	-	28	19
Financial liabilities:
Other financial liabilities - amortized cost
Related parties - liabilities	(212)	(234)	(194)	(215)
Trade payables	(4,876)	(5,022)	(11,424)	(14,887)
Financing for purchase of assets	(55)	(127)	(100)	(231)
Debentures and promissory notes	(4,598)	(3,978)	(4,598)	(11,863)
Borrowings and financing	(2,676)	(503)	(4,247)	(1,348)
Lease	(5,958)	(4,921)	(8,372)	(8,667)
Fair value through profit or loss
Borrowings and financing (Hedge accounting underlyng)	(284)	(861)	(284)	(944)
Financial instruments – Fair Value Hedge – liabilities side	(21)	(30)	(22)	(39)
Financial instruments about lease – Fair value hedge – liabilities side	-	-	(2)	-
Suppliers financial instruments - Fair value hedge - liabilities side	-	-	(25)	(8)
Disco Group put option (*)	-	-	(636)	(466)

(*) See note 19.3.

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 19.3.

87

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

19.1.	Considerations on risk factors that may affect the business of the Group

(i)	Credit risk
•	Cash and cash equivalents: in order to minimize credit risk, the Company adopts investment policies at financial institutions approved by the Company’s Financial Committee, also taking into consideration monetary limits and financial institution evaluations, which are regularly updated.
•	Accounts receivable: credit risk related to accounts receivable is minimized by the fact that large portion of the sales are paid with credit cards, and the Company sells these receivables to banks and credit card companies, aiming to strengthen working capital. The sales of receivables result in derecognition of the accounts receivable due to the transfer of the credit risk, benefits and control of such assets. Additionally, mainly to the accounts receivable paid in installments, the Company monitor the risk through the credit concession to customers and by periodic analysis of the provision for losses.
•	The Company also has counterparty risk related to the derivative instruments; such risk is mitigated by the Company’s carrying out transactions, according to policies approved by governance boards.
•	There are no amounts receivable that are individually, higher than 5% of accounts receivable or sales, respectively.
(ii)	Interest rate risk

The Company and its subsidiaries raise loans and financing with major financial institutions for cash needs for investments. As a result, the Company and its subsidiaries are, mainly, exposed to relevant interest rates fluctuation risk, especially in view of derivatives liabilities (foreign currency exposure hedge) and CDI indexed debt. The balance of cash and cash equivalents, indexed to CDI, partially offsets the interest rate risk.

(iii)	Foreign currency exchange rate risk

The Company and its subsidiaries are exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated borrowings. The Company and its subsidiaries use derivatives, such as swaps, aiming to mitigate the exchange exposure risk, converting the cost of debt into domestic currency andinterest rates.

Éxito Group uses derivatives to hedge against foreign exchange variations on imports.

(iv)	Capital risk management

The main objective of the Company’s capital management is to ensure if the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

88

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

The Group capital structure is as follows:

	Parent company		Consolidated
	12.31.2020	12.31.2019	12.31.2020	12.31.2019

Cash and cash equivalents	4,905	2,863	8,711	7,954
Financial instruments – Fair value hedge	(10)	17	(37)	39
Borrowings and financing	(7,558)	(5,342)	(9,129)	(14,155)
Other liabilities with related parties (*)	(120)	(124)	(120)	(124)
Net financial debt	(2,783)	(2,586)	(575)	(6,286)
Shareholders’ equity	(13,695)	(10,940)	(16,807)	(13,548)

Net debt to equity ratio	20%	24%	43%	46%

(*) Represents amount payable to Greenyellow related to the equipments purchase.

a.	Liquidity risk management

The Company manages liquidity risk through the daily analysis of cash flows and control of maturities of financial assets and liabilities.

The table below summarizes the aging profile of the Company’s financial liabilities as of December 31, 2020.

a)	Parent company
	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	119	3,036	181	3,336
Debentures and promissory notes	1,259	3,551	-	4,810
Derivative financial instruments	5	43	-	48
Lease liabilities	1,130	3,732	7,000	11,862
Trade payables	4,876	-	-	4,876
Total	7,389	10,362	7,181	24,932
b)	Consolidated
	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	1,174	3,761	181	5,116
Debentures and promissory notes	1,259	3,551	-	4,810
Derivative financial instruments	(22)	43	-	21
Lease liabilities	1,606	5,226	8,172	15,004
Trade payables	11,424	-	-	11,424
Total	15,441	12,581	8,353	36,375
b.	Derivative financial instruments

Certain swap operations are classified as fair value hedge, whose objective is to hedge against foreign exchange exposure (U.S. dollars) and fixed interest rates, converting the debt into domestic interest rates and currency.

At December 31, 2020 the reference value of these contracts were R$301 (R$955 at December 31, 2019. These operations are usually contracted under the same terms of amounts, maturities

89

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

and fees, and carried out with the financial institution of the same economic group, observing the limits set by Management.

According to the Company’s treasury policies, swaps cannot be contracted with restrictions (“caps”), margins, as well as return clauses, double index, flexible options or any other types of transactions different from traditional “swap” and “forwards” operations to hedge against debts.

The Company calculates the effectiveness of hedge transactions atinception date and on continuing basis. Hedge transactions contracted in the year ended December 31, 2020 were effective in relation to the covered risk. For derivative transactions qualified as hedge accounting, according to technical pronouncement CPC 48 (IFRS 9), the debt, which is the hedge object, is also adjusted at fair value.

		Consolidated
		Notional value		Fair value
		12.31.2020	12.31.2019	12.31.2020	12.31.2019
Fair value hedge
Hedge object (debt)		301	955	284	944

Long position (buy)
Prefixed rate	TR + 9.80% per year	21	127	13	99
US$ + fixed	USD + 2.27 % per year	280	828	271	846
		301	955	284	945
Short position (sell)
	CDI + 1.92% per year	(301)	(955)	(294)	(917)

Hedge position - asset		-	-	11	57
Hedge position - liability		-	-	(21)	(29)
Net hedge position		-	-	(10)	28

Gains and losses on these contracts during the year ended December 31, 2020 are recorded as financial expenses, net and the balance payable at fair value is R$10 (receivable from R$28 as of December 31, 2019), the asset is recorded in line item “Derivative financial instrument - fair value hedge” and the liability in “Borrowings and financing”.

The effects of the fair value hedge recorded in the statement of operations for the year ended December 31, 2020 resulted in a gain of R$282 (gain of R$24 as of December 31, 2019).

(v)	Fair values of derivative financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair values are calculated by projecting the future cash flows of transactions, using the curves of CDI and discounting them to present value, using CDI market rates for swaps both disclosed by B3.

The market value of exchange coupon swaps versus CDI rate was obtained applying market exchange rates effective on the date of financial statements are prepared and rates are projected by the market calculated based on currency coupon curves.

In order to calculate the coupon of foreign currency indexed-positions, the straight-line convention - 360 consecutive days was adopted and to calculate the coupon of CDI indexed-positions, the exponential convention - 252 business days was adopted.

90

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)
19.2.	Sensitivity analysis of financial instruments

According to the Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of B3, on the maturity dates of each transaction.

Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the sensitivity analysis effect, a deterioration of 25% and 50% was taken into account, respectively, on risk variables, up to one year of the financial instruments.

For the probable scenario, weighted exchange rate was R$5.28 on the due date, and the weighted interest rate weighted was 2.85% per year.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating effects are not significant.

The Company disclosed the net exposure of the derivatives financial instruments, corresponding to financial instruments and certain financial instruments in the sensitivity analysis table below, to each of the scenarios mentioned.

(i)	Other financial instruments
			Market projection
Transactions	Risk (CDI variation)	Balance at 12.31.2020	Scenario I	Scenario II	Scenario III

Fair value hedge (fixed rate)	CDI-0.02% per year	(11)	(1)	(1)	(1)
Fair value hedge (exchange rate)	CDI+2.00% per year	(283)	(11)	(13)	(16)
Debentures and promissories notes	CDI+1.27% per year	(4,607)	(133)	(166)	(199)
Bank loans	CDI+2.37% per year	(2,689)	(82)	(103)	(123)
Total borrowings and financing exposure		(7,590)	(227)	(283)	(339)

Cash and cash equivalents (*)	96.93% of CDI	4,784	106	133	159
Net exposure		(2,806)	(121)	(150)	(180)

(*) Weighted average

The Éxito Group's sensitivity test considers the economic environment in which the company operates. In scenario I, the observable rates are used. In scenario II it is considered on increase of 10% and in scenario III it is a decrease of 10%.

Scenario I: Reference Bank Index in Colombia (IBR) available 1.693%.

Scenario II: 1.693% increase in IBR and for Libor at 90 days an increase of 0.01583%

Scenario III: 1.693% decrease in IBR and for Libor at 90 days a decrease of 0.01583%

		Maket projection
Transactions	Balance 12.31.2020	Scenario I	Scenario II	Scenario III

Bank loans and swap	1,599	(13)	(44)	18

91

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

19.3.	Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 (“IFRS13”), which refer to the requirements of measurement and disclosure. The fair value hierarchy levels are defined below:

Level 1: Measurement of fair value at the balance sheet date based on quoted (unadjusted) prices in active markets for assets or liabilities that the entity may have access to at the measurement date.

Level 2: Measurement of fair value at the balance sheet date using other significant observable assumptions for the asset or liability, either directly or indirectly, other than quoted prices included in Level 1.

Level 3: Measurement of fair value at the balance sheet date using unobservable inputs for the asset or liability.

The data for these models are obtained, whenever possible, from observable markets or from information, on comparable operations and transactions in the market. The judgments include the analyses of the data, such as liquidity risk, credit risk and volatility. Changes in assumptions about to these factors may affect the reported fair value of financial instruments.

The fair values of cash and cash equivalents, trade receivables and trade payables are equivalent to their carrying amounts.

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is disclosed in the financial statements:

	Consolidated
	Carrying amount	Fair value
	12.31.2020	12.31.2020	Level
Financial assets and liabilities
Trade receibles with credit card companies and sales vouchers	113	113	2
Swaps of annual rate between currencies	(12)	(12)	2
Swaps of annual rate	(23)	(23)	2
Forward between Currencies	(2)	(2)	2
Borrowings and financing (FVPL)	(284)	(284)	2
Borrowings and financing and debentures (amortized cost)	(8,845)	(8,241)	2
Disco Group put option (*)	(636)	(636)	3
Total	(9,689)	(9,085)

(*) Non-controlling shareholders of Group Disco del Uruguay S.A. Éxito Group’s subsidiary have a exercisable put option based on a formula that uses data such as net income, EBITDA - earnings before interest, taxes, depreciation and amortization and net debt, in addition to fixed amounts determined in the contract and the exchange variation applicable for conversion to the functional currency. This put option was presented in acquisition.

There were no changes between the fair value measurements levels in the year ended December 31, 2020.

92

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable market inputs, such as expected interest rate and current and future foreign exchange rate.

19.4.	Consolidated position of derivative transactions

The Company and its subsidiaries have derivative contracts with the following financial institutions: Itaú BBA, Bank of New Scotia, Bogotá Bank, BBVA, Davivenda, Bancolombia, Santander, Banco Popular, Banco Occidente and Corficolombia.

The consolidated position of outstanding derivative financial instruments are presented in the table below:

			Consolidated
Risk	Reference value	Due date	12.31.2020	12.31.2019

Debt
USD - BRL	US$ 160	2020	-	16
USD - BRL	US$ 50	2023	(12)	-
Interest rate - BRL	R$ 21	2026	2	2
Interest rate - BRL	R$ 106	2027	-	10
Derivatives - Fair value hedge - Brazil			(10)	28

Debt
USD - COP		2020	-	20
USD - COP	US$ 2	2022	1	1
Interest rate - COP	COP 383.235	2021	(2)	(1)
Interest rate - COP	COP 132.917	2022	(1)	-
			(2)	20

Trade payables
EUR - COP	EUR 5	2021	(2)	-
USD - COP	USD 55	2021	(23)	-
			(25)	-

Derivatives – Éxito Group			(27)	20

93

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

20.	Taxes and contributions payable and taxes payable in installments

Revenue from sales of goods and services are subject to taxation by State Value-Added Tax (“ICMS”) and Services Tax (“ISS”), calculated based on the rates applicable to each city, as well as contribution for the Social Integration Program (“PIS”) and contribution for Social Security Financing (“COFINS”), and are presented net of sales revenue.

Revenue and expenses are recognized net of taxes, except where the sales tax incurred on the purchase of assets or services is not recoverable from the tax authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable.

20.1.       Taxes and contributions payable and taxes payable in installments are as follows:

	Parent Company		Consolidated
	12.31.2020	12.31.2019	12.31.2020	12.31.2019

Taxes payable in installments - Law 11,941/09(ii)	237	354	244	355
Taxes payable in installments – PERT (i)	151	162	151	162
ICMS	94	50	99	96
PIS and COFINS	5	4	9	7
Provision for income tax and social contribution	10	-	13	-
Withholding Income Taxo n third parties	2	1	2	1
INSS	5	1	5	6
Other	25	7	25	60
Taxes payable – Éxito Group	-	-	285	220
	529	579	833	907

Current	288	203	585	531
Noncurrent	241	376	248	376

(i)	The Company decided to include certain federal tax debts in the Special Program on Tax Settlements – PERT (“PERT Program”), as per the conditions stablished in Law no. 13.496, enacted on October 24, 2017. The program allows the payment in monthly installments, and granted discounts on interest and penalties. The Company included tax debts related to (i) tax assessments over purchase transactions, manufacturing and exports sales of soil beans (PIS/COFINS), (ii) non-validation of tax offsets (IRPJ, PIS/COFINS); and other tax debts previously classified as possible risks related mainly to CPMF and other claims - (See note 22.2). The PERT liability is being settled integrally in cash in monthly installments in 12 years. The Company is in compliance with the obligations assumed in this installment plan.
(ii)	Federal tax installment payment, Law 11,941/09 – The Law 11,941, was enacted on May 27, 2009, a special federal tax and social security debt installment program, for debts overdue until November 2008, and gave several benefits to its participants, such as reduction of fines, interest rates and penalties, the possibility of utilization of accumulated tax losses to settle penalties and interest and payment in 180 months, use of restricted deposits linked to the claim to reduce the balance, besides of the fact that such reduction gains are not subject to IRPJ/CSLL/PIS/COFINS. The Company is in compliance with terms and conditions of obligations of this tax installment payment program.
94

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

20.2.	Maturity schedule of taxes payable in installments in noncurrent liabilities:
Consolidated
From 1 to 2 years	87
From 2 to 3 years	73
From 3 to 4 years	25
From 4 to 5 years	12
After 5 years	51
248

21.	Income tax and social contribution

Current income tax and social contribution

Current income tax and social contribution assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to calculate taxes are those in force or substantially in force at the end of each balance sheet date.

Income taxes comprise Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), calculated based on taxable income (adjusted income), at the applicable rates set forth in the legislation in force: 15% on taxable income plus an additional 10% on annual taxable income exceeding R$240,000 for IRPJ, and 9% for CSLL.

Deferred income tax and social contribution

Deferred income tax and social contribution assets are recognized for all deductible temporary differences and unused tax loss carryforwards to the extent that it is probable that taxable income will be available against which to deduct temporary differences and unused tax loss carryforwards, except where the deferred income tax and social contribution assets relating to the deductible temporary difference arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor tax income or losses.

With respect to deductible temporary differences associated with investments in subsidiaries and associates, deferred income tax and social contribution are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable income will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax and social contribution assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax and social contribution to be utilized. Unrecognized deferred income tax and social contribution assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable income will allow these assets to be recovered.

Deferred income tax and social contribution assets do not have a statutory term, but their use, as defined by law, is limited to 30% of the taxable profit for each year for Brazilian legal entities, and are related to their subsidiaries that have tax planning opportunities to use these balances.

Deferred income tax and social contribution assets measurement requires a significant judgment by Management, based on the attribution of profit and the level of future taxable profit, in accordance with the approved strategic plan by the Board of Directors.

Deferred taxes related to items directly recognized in equity are also recognized in equity and not in the statement of operations.

95

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

Deferred income tax and social contribution assets and liabilities are offset if there is a legal or contractual right to offset tax assets against income tax liabilities, and the deferred taxes refer to the same taxpayer entity and to the same tax authority.

In virtue of nature and complexity of the Group's businesses, the differences between the actual results and the assumptions adopted, or the future changes to these assumptions, may result in future adjustments to tax revenues and expenses already recorded. The Company and its subsidiaries set up provisions, based on reasonable estimates, for taxes due. The value of these provisions is based on several factors, such as the experience of previous inspections and the different interpretations of tax regulations by the taxpayer and the responsible tax authority. These differences in interpretation can refer to a wide variety of issues, depending on the conditions in force at the home of the respective entity.

21.1.	Income tax and social contribution effective rate reconciliation
	Parent Company		Consolidated
	12.31.2020	12.31.2019	12.31.2020	12.31.2019
				Restated
Incomet (loss) before income tax and social contribution (continued operations)	2,752	345	1,901	(368)
Credit (expense) of income tax and social contribution at the nominal rate of 25% for the Company and 34% for subsidiaries	(688)	(86)	(542)	105
Tax penalties	(11)	(16)	(11)	(16)
Share of profit of associates	287	241	19	(2)
Interest on own capital (*)	(78)	(4)	(78)	(4)
Tax benefits	12	6	(12	6
Spin off Sendas	(74)	-	(74)	-
Other permanent differences	6	(8)	12	6
Effective income tax and social contribution expensive	(546)	133	(662)	95

Credit (expense) income tax and social contribution expense for the year:
Current	(53)	165	(371)	249
Deferred	(493)	(32)	(291)	(154)
Credit (expense) income tax and social contribution expense	(546)	133	(662)	95
Effective rate	19.84%	-38.55%	34.82%	25.82%

(*) Effect of income tax on interest on own capital.

Income tax expense calculated on the sale of Via Varejo in 2019 totaled R$199 (see note 12.3) at the parent company, presented in the result of discontinued operations.

The nominal rate is 34% for subsidiaries located in Brazil, 32% (33% in 2019) for subsidiaries based in Colombia, 25% for subsidiaries based in Uruguay and 30% for subsidiaries based in Argentina. The Company does not pay social contribution based on a final favorable court decision in the past; therefore, its nominal rate is 25%.

96

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

21.2.	Breakdown of deferred income tax and social contribution
	Parent Company
	12.31.2020			12.31.2019
	Asset	Liability	Net	Asset	Liability	Net

Tax losses and negative basis of social contribution	98	-	98	140	-	140
Provision for contingencies	313	-	313	212	-	212
Goodwill tax amortization	-	(266)	(266)	-	(123)	(123)
Mark-to-market adjustment	-	(6)	(6)	-	(4)	(4)
Technological innovation – future realization	-	(5)	(5)	-	(7)	(7)
Depreciation of fixed assets as per tax rates	-	(188)	(188)	-	(142)	(142)
Unrealized gains with tax credits	-	(508)	(508)	-	(101)	(101)
Net leasing of the right to use	335	-	335	252	-	252
Other	14	-	14	58	-	58
Deferred income tax and social contribution assets (liabilities)	760	(973)	(213)	662	(377)	285

Compensation	(760)	760	-	(377)	377	-
Deferred income tax and social contribution assets (liabilities), net	-	(213)	(213)	285	-	285

	Consolidated
	12.31.2020			12.31.2019
	Asset	Liability	Net	Asset	Liability	Net

Tax losses and negative basis of social contribution	514	-	514	453	-	453
Provision for risks	376	-	376	321	-	321
Goodwill tax amortization	-	(496)	(496)	-	(604)	(604)
Mark-to-market adjustment	-	(6)	(6)	-	(7)	(7)
Technological innovation – future realization	-	(5)	(5)	-	(7)	(7)
Fixed assets, tradename and investment property	-	(1,681)	(1,681)	-	(1,359)	(1,359)
Unrealized gains with tax credits	-	(402)	(402)	82	(322)	(240)
Net adjustments of IFRS 16	389	-	389	356	-	356
Cash flow hedge	11	-	11	-	(80)	(80)
Other	29	-	29	117	-	117
Presumed profit on equity of Éxito	237	-	237	192	-	192
Deferred income tax and social contribution assets (liabilities)	1,556	(2,590)	(1,034)	1,521	(2,379)	(858)

Off-set assets and liabilities	(1,556)	1,556	-	(1,184)	1,184	-
Deferred income tax and social contribution assets (liabilities), net	-	(1,034)	(1,034)	337	(1,195)	(858)

97

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

Management has prepared a technical feasibility study on the future realization of deferred tax assets, considering the probable capacity to generate taxable income in the context of the main variables of the Company’s business. This study was prepared based on information extracted from the strategic planning report previously approved by the Company’s Board of Directors.

The Company estimates to recover these deferred tax assets as follows:

	Parent Company	Consolidated

Up to one year	164	143
From 1 to 2 years	52	238
From 2 to 3 years	52	211
From 3 to 4 years	52	218
From 4 to 5 years	52	225
Above 5 years	388	521
	760	1,556

21.3.	Movement in deferred income tax and social contribution
	Parent Company		Consolidated
	12.31.2020	12.31.2019	12.31.2020	12.31.2019
				Restated
Opening balance	285	266	(858)	(225)
Credit (expense) for the year - Continued operations	(493)	(32)	(291)	(154)
Credit (expense) for the year - Discontinued operations	44	-	214	(122)
Tax on discontinued operations	-	55	-	314
Income tax related to OCI - Continued operations	-	-	-	1
Income tax related to OCI – Discontinued operations	-	-	-	(20)
Acquisition of companies	-	-	-	(747)
Foreigh currency translation adjustment	-	-	(188)	(18)
Assets held for sale and discontinued operations (see note 33	-	-	-	122
Deconsolidation - Sendas	-	-	91	-
Spin off Sendas	(45)	-	-	-
Others	(4)	(4)	(2)	(7)
At the end of the year	(213)	285	(1,034)	(856)

98

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

22.	Provision for contingencies

Provisions are recognized when the Company and its subsidiaries have a present obligation (legal or non-formalized) due to a past event, it is likely that an outflow of funds is required to settle the obligation, and it is possible to make a reliable estimate of the amount that obligation. The expense related to any provision is recorded in the income for the year, net of any reimbursement. In the case of success fees, the Company and its subsidiaries have a policy of provisioning at the time the fees are incurred, that is, when the cases are finally judged, the amounts involved for the cases still being disclosed in the explanatory notes not finalized.

The assessment of the likelihood of loss includes the assessment of the available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions, their legal relevance, the history of occurrence and amounts involved and the assessment of external lawyers.

The provision for risks is estimated by the Company’s management, supported by its legal counsel. The provision was recognized in an amount considered sufficient to cover probable losses.

22.1.	Parent Company
	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2019	617	236	87	940

Additions	304	124	86	514
Payments	(9)	(70)	(38)	(117)
Reversals	(59)	(39)	(49)	(147)
Monetary adjustment	(4)	29	18	43
Balance at December 31, 2020	849	280	104	1,233

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2018	679	231	77	987

Additions	129	130	62	321
Payments	(28)	(55)	(26)	(109)
Reversals	(152)	(98)	(42)	(292)
Monetary adjustment	(11)	28	16	33
Balance at December 31, 2019	617	236	87	940

99

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

22.2.	Consolidated
	Tax	Social security and labor	Civil and Regulatory	Total

Balance at December 31, 2019	841	319	145	1,305
Additions	331	166	166	663
Payments	(13)	(75)	(73)	(161)
Reversals	(67)	(83)	(70)	(220)
Monetary adjustment	(3)	38	21	56
Foreign currency translation adjustment	17	2	5	24
Deconsolidation Sendas (*)	(169)	(64)	(49)	(282)
Balance at December 31, 2020	937	303	145	1,385

(*) With the spin-off of Sendas, the balances of provisions of the lawsuits totaling R$292 were desconsolidated, being R$179 from tax contingencies, R$64 from labor contingencies and R$49 from civil contingencies and others.

	Tax	Social security and labor	Civil and Regulatory	Total

Balance at December 31, 2018	828	291	116	1,235
Additions	149	449	162	760
Payments	(41)	(328)	(84)	(453)
Reversals	(274)	(200)	(92)	(566)
Monetary adjustment	(10)	66	23	79
Acquisition of companies	76	13	14	103
Foreign currency translation adjustment	2	-	-	2
Deconsolidation Via Varejo	111	28	6	145
Balance at December 31, 2019	841	319	145	1,305
22.3.	Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision for tax risks according to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

PIS, COFINS and others

Other tax claims remained, which, according to the analysis of its legal advisors, were provisioned by the Company. These refer to: (i) challenge on the non-application of the Accident Prevention Factor - FAP; (ii) challenge on the State Finance Department on the ICMS tax rate calculated on electric energy bills; (iii) undue credit; (iv) no social charges on benefits granted to its employees, due to an unfavorable decision in the Court; (v) IPI requirement on resale of imported products; (vi) other minor issues. The amount accrued for these matters as of December 31, 2020 is R$470 (R$345 as of December 31, 2019).

100

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

ICMS

The Federal Supreme Court ("STF") on October 16, 2014 decided that ICMS taxpayers that trade products included in the “basked of food staples” have no right to fully utilize the ICMS credits. The Company, with the assistance of its legal counsel, decided to record a provision for this matter amounting to R$27 as of December 31, 2020 (R$50 as of December 31, 2019) since this claim was considered a “probable” loss. The amounts accrued represent Management’s best estimate of the probable cash disbursement to settle this claim. On May 9, 2019, the STF upheld the previous understanding and did not comply with the request for modulation of the effects of the decision. However, such a decision did not have a major impact on the Company's financial information, since the amount was already provisioned in its entirety.

Additionally, there are cases assessed by São Paulo State tax authorities related to the refund of ICMS over tax substitution without proper compliance with accessory tax obligations introduced by CAT Administrative Rule 17. Considering recent court decisions the Company accrued R$292 (R$268 in December 2019) representing the estimatio of probable loss evaluated by management based on documentation evidence aspect of the claims.

Supplementary Law 110/2001

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as of December 31, 2020 is R$60 (R$96 in December 31, 2019).

Sendas compensation liability

The Company is responsible for Sendas legal proceedings prior to Assai activity. As of December 31, 2020, the amount involved in tax proceedings is R$115 (R$104 as of December 31, 2019).

Éxito Group

The subsidiary Éxito and its subsidiaries discuss tax issues related to value added tax, property tax and industry and commerce taxes in the amount of R$88 on December 31, 2020 (R$78 as of December 31, 2019).

22.4.	Labor and social security taxes

The Company and its subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business. At December 31, 2020, the Company recorded a provision of R$303 (R$319 as of December 31, 2019). Management, with the assistance of its legal counsel, assessed these claims and recorded a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed.

101

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

22.5.	Civil and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. The Company’s management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal internal and external counsel considers the loss as probable.

Among these lawsuits, we point out the following:

•	The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts claimed by the adverse party (owner of the property) in the lawsuit, when internal and external legal counsel consider that it is probable that the rent amount will be changed by the Company. As of December 31, 2020, the amount accrued for these lawsuits is R$34 (R$68 as of December 31, 2019), for which there are no escrow deposits.
•	The Company and its subsidiaries answer to legal claims related to penalties applied by regulatory agencies, from the federal, state and municipal administrations, among which includes Consumer Protection Agencies (Procon), National Institute of Metrology, Standardization and Industrial Quality (INMETRO) and Municipalities and some lawsuits involving contract terminations with suppliers. Company supported by its legal counsel, assessed these claims, and recorded a provision according to probable cash expending and estimative of loss. On December 31, 2020 the amount of this provision is R$40 (R$24 on December 31, 2019).

•	The subsidiary Éxito and its subsidiaries respond to certain lawsuits related to civil liability cases, lawsuits for rental conditions and other matters in the amount of R$35 on December 31, 2020 (R$17 on December 31, 2019).

•	In relation to the provisioned amounts remaining for other civil jurisdiction matters on December 31, 2020, it is R$36 (R$36 on December 31, 2019).

22.6.	Possible contingent liabilities

The Company has other litigations which have been analyzed by the legal counsel and considered as possible loss and, therefore, have not been accrued. The possible litigations updated balance without indemnization from shareholders is of R$10,081 as December 31, 2020 (R$10,901 in December 31, 2019), and are mainly related to:

•	INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$473, as December 31, 2020 (R$453 as of December 31, 2019). The lawsuits are under administrative and court discussions. On August 28, 2020, the Supreme Court, in general repercussion, recognized the incidence of social security contributions on the constitutional third of vacations as constitutional. The Company has been following the development of these issues, and together with its legal advisors, concluded that the elements so far do not require a provision to be registered.
•	IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments;

102

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

fine for failure to comply with accessory obligations, among other less significant taxes. The amount involved is R$575 as of December 31, 2020 (R$1,055 as of December 31, 2019).

•	COFINS, PIS and IPI - The Company has been questioned about compensations not approved; fine for noncompliance with accessory obligation, disallowance of COFINS and PIS credits, IPI requirement on resale of imported products, among other matters. These proceedings are awaiting judgment at the administrative and judicial levels. The amount involved in these assessments is R$2,940 as of December 31, 2020 (R$2,022 as of December 31, 2019).
•	ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) levied on its own operation of merchandise purchase (own ICMS) – article 271 of ICMS by-law; (iv) resulting from sale of extended warranty, (v) resulting from financed sales; and (vi) among other matters. The total amount of these assessments is R$5,572, as of December 31, 2020 (R$6,773 as of December 31, 2019), which await a final decision at the administrative and court levels.
•	Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), rates, and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations, ISS and sundry taxes, in the amount of R$143 as December 31, 2020 (R$123 as of December 31, 2019), which await decision at the administrative and court levels.
•	Other litigations – these refer to administrative proceedings and lawsuits in which the Company claims the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court, Consumer Protection Agency - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$374 as December 31, 2020 (R$403 as of December 31, 2019).
•	The subsidiary Éxito and its subsidiaries have an amount of R$4 of lawsuits with probability of possible losses on December 31, 2020 (R$72 as of December 31, 2019).

The Company has litigations related to challenges by tax authorities on the income tax payment, for which, based on management and legal assessment, the Company has the right of indemnization from its former and current shareholders, related to years from 2007 to 2013, under allegation that had improper deduction of goodwill amortizations. These assessments amount R$1,432 in December 31, 2020 (R$1,409 in December 31, 2019).

The Company is responsible for the legal processes of GLOBEX prior to the association with Casas Bahia (Via Varejo). As of December 31, 2020, the amount involved in tax proceedings is R$456 (R$484 as of December 31, 2019).

The Company is responsible for the legal processes of Sendas prior to Assai activity. As of December 31, 2020, the amount involved was R$1,420, of which R$1,378 are tax and R$42 civil and others (R$1,382 as of December 31, 2019).

The Company engages external attorneys to represent it in the tax assessments, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as of December 31, 2020 the estimated amount, in case of success in all lawsuits, is approximately R$174 (R$205 as of December 31, 2019).

103

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

22.7.	Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

	Parent Company		Consolidated
	12.31.2020	12.31.2019	12.31.2020	12.31.2019

Tax	121	172	123	242
Labor	397	424	407	474
Civil and other	27	43	33	79
Total	545	639	563	795

22.8.	Guarantees
Lawsuits	Property and equipment		Letter of Guarantee		Total
	2020	2019	2020	2019	2020	2019

Tax	733	843	10,022	9,162	10,755	10,005
Labor	-	-	613	539	613	539
Civil and other	9	11	558	469	567	480
Total	742	854	11,193	10,170	11,935	11,024

The cost of letter of guarantees is approximately 0.49% per year of the amount of the lawsuits and is recorded as expense.

The Company is responsible for the legal processes of Sendas Distribuidora prior to Assai activity where there are letters of guarantee and insurance issued in the amount of R$201 on December 31, 2020.

22.9.	Deduction of ICMS from the calculation basis for PIS and COFINS

Since the adoption of the non-cumulative regime to calculate PIS and COFINS, the Group has challenged the right to deduct ICMS taxes from the calculation basis for PIS and COFINS. On March 15, 2017, the Supreme Court ruled that ICMS should be excluded from the calculation basis of PIS and COFINS, in line with the thesis claimed by the Company.

Since the decision of the Supreme Court on March 15, 2017, the proceedings have been brought forward by our legal advisors without any change in management's judgment, but without the final decision on the appeal filed by the prosecution. The Company and its advisors estimate that the decision on this appeal will not limit the right of the lawsuit filed by the Company, however, the elements of the lawsuit are still pending decision and do not allow the recognition of assets related to the credits to be raised since filing of the lawsuit in 2003. The subsidiaries that had the final and unappealable process recorded in 2019 the amount of R$382, of which R$198 in the financial result.

On October 29, 2020, the Company obtained a favorable decision in its individual lawsuit, resulting in the registration of tax credit in the amount of R$1,609 (of which R$613 in the financial result), net of provisions for installments that, eventually, considered not achievable. The Company made the calculations based on the understanding of its legal advisors. The offsetting of this tax credit is subject to certain administrative proceedings with the Brazilian Tax Authorities, and the Company estimates it will be realized in 5 (five) years.

104

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

Likewise, Via Varejo obtained a favorable decision in May 2020, which includes the amount for which GPA is entitled to be reimbursed, pursuant to the association agreement signed between GPA and the Klein family in the transaction that gave rise to Via Varejo. The periods that GPA is entitled to reimbursement refer to the subsidiary Globex (which was incorporated in the formation of Via Varejo) for the years 2003 to 2010. CBD has already recognized in 2020, based on the documentation analyzed and validated until the moment, R$231 of a credit with Via Varejo. The related gain is recognized in the net result of discontinued operations. In addition, the Company estimates that it is entitled to an outstanding amount of R$277, which is subject to certain adjustments and confirmation by Via Varejo.

22.10.	Arbitration Península

On September 12, 2017, the Company received a notice from the Brazil-Canada Chamber of Commerce regarding a request for arbitration (“Proceeding”) filed by Banco Ourinvest S.A., a financial institution, in its capacity as fund manager and acting in the exclusively interest of the quotaholders of Fundo de Investimento Imobiliário Península ("Península" and the “Procedimento”).

The Proceeding aims to discuss the calculation of the rental fees and other operational matters related to the stores owned by Peninsula, which are under several lease agreements and contracts entered into between the Company and Peninsula during 2005 (the "Agreements"). The Agreements assure to CBD the rent of the stores for a period of twenty (20) years, which may be extended for an additional 20-year term, at CBD’s discretion, and rules the calculation of the rental fees.

The Proceeding refers to certain terms and conditions of the Agreements and does not affect the continuity of the leasing of the stores, which are contractually assured. The amounts on which the Company is exposed can not be determined with reasonable certainty based on the current stage of the arbitral process. Management assessed the arbitration as possible loss, based on the opinion provided by the external legal counsel.

23.	Leases
23.1.	Lease obligations

When entering into a contract, the Company assesses whether the contract is, or contains, a lease. The contract is, or contains, a lease if it transfers the right to control the use of the identified asset for a specified period in exchange for consideration.

The Company leases equipment and commercial spaces, including stores and distribution centers, under cancellable and non-cancellable lease agreements. The terms of the contracts vary substantially between 5 and 25 years.

The Company and its subsidiaries as lessees

The Company evaluates its lease agreements in order to identify lease terms for a right to use, using the exemptions provided for contracts with a term of less than twelve months and an individual asset value below US$5,000 (five thousand dollars).

The contracts are then recorded, when the lease begins, as a Lease Liability against the Right of Use (notes 15 and 16), both at the present value of the minimum lease payments, using the interest rate implicit in the contract, if this can be used, or an incremental interest rate considering loans obtained by the Company.

105

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

The lease term used in the measurement corresponds to the term that the lessee is reasonably certain to exercise the option to extend the lease or not to exercise the option to terminate the lease.

Subsequently, payments made are segregated between financial charges and reduction of the lease liability, in order to obtain a constant interest rate on the liability balance. Financial charges are recognized as financial expenses for the period.

Lease use assets are amortized over the lease term. Capitalizations for improvements, improvements and renovations carried out in stores are amortized over their estimated useful life or the expected term of use of the asset, limited if there is evidence that the lease will not be extended.

Variable rents are recognized as expenses in the years in which they are incurred.

The Company and its subsidiaries as lessors

Leases where the Company does not substantially transfer all the risks and rewards of ownership of the asset are classified as operating leases. The initial direct costs of negotiating operating leases are added to the book value of the leased asset and recognized over the term of the contract, on the same basis as rental income.

Variable rents are recognized as income in the years in which they are earned.

Leasing contracts totaled R$8,374 as of December 31, 2020 (R$8,667 as of December 31, 2019), according to the following table:

	Parent Company		Consolidated
	12.31.2020	12.31.2019	12.31.2020	12.31.2019

Financial lease liability – minimum lease payments:
Up to 1 year	570	533	947	937
1 - 5 years	1,921	1,663	3,053	2,936
Over 5 years	3,467	2,725	4,374	4,794
Present value of finance lease agreements	5,958	4,921	8,374	8,667

Future financing charges	5,904	5,466	6,630	8,007
Gross amount of finance lease agreements	11,862	10,387	15,004	16,674

PIS and COFINS embedded in the present value of the lease agreements	362	299	662	413

PIS and COFINS embedded in the gross amount of the lease agreements	721	632	1,171	856

The interest expense on lease liability is presented in note 29. The incremental interest rate of the Company and its subsidiaries was 9.41% in the year ended December 31, 2020 (10.73% as of December 31, 2019).

106

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

If the Company had adopted the calculation methodology projecting the inflation embedded in the nominal incremental rate and bringing it to present value by the nominal incremental rate, the average percentage of inflation to be projected per year would have been approximately 5.63%. The average term of the contracts considered is 14.4 years. For international subsidiaries, the average nominal incremental rate is 6.11%, with 3.5% of built-in inflation. The average term of the contracts considered is 9.0 years.

23.2.	Movement of leasing obligation

	Parent Company	Consolidated
At December 31, 2019	4,921	8,667
Additions	783	2,025
Remeasurement	824	1,445
Accrued interest	544	958
Payments	(923)	(1,680)
Anticipated lease contract termination	(185)	(698)
Transfer to subsidiary	(10)	-
Foreign currency translation adjustment	-	433
Sendas Incorporation	4	-
Deconsolidation – Sendas	-	(2,776)
At December 31, 2020	5,958	8,374

Current	570	947
Noncurrent	5,388	7,427

	Parent Company	Consolidated
At December 31, 2018	4,670	5,787
Additions	123	807
Remeasurement	533	838
Accrued interest	530	862
Payments	(843)	(1,498)
Anticipated lease contract termination	(92)	(116)
Business combination	-	1,817
Foreign currency translation adjustment	-	33
Deconsolidation Via Varejo	-	137
At December 31, 2019	4,921	8,667

Current	533	937
Noncurrent	4,388	7,730

23.3.	Lease expense on variable rents, low value assets and short-term agreements

	Parent Company		Consolidated
	12.31.2020	12.31.2019	12.31.2020	12.31.2019
Expenses (income) for the year:				Restated
Variable (0.1% to 4.5% of sales)	38	10	40	19
Sublease rentals (*)	(196)	(210)	(196)	(210)

(*) Refers to lease agreements receivable from commercial shopping malls.

107

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

24.	Deferred revenue

The Company received amounts from business partners on exclusivity in the intermediation of additional or extended warranty services, and the amounts referring to the rental of back lights for the display of products from suppliers, are recognized in the income for the year by proving the provision of service in the sale of these guarantees to business partners.

	Parent Company		Consolidated
	12.31.2020	12.31.2019	12.31.2020	12.31.2019

Deferred revenue in relation to sale of real estate property	8	10	8	10
Additional or extended warranties	12	16	12	16
Services rendering agreement - Allpark	8	9	8	9
Revenue from credit card operators and banks	-	42	80	84
Back lights	-	-	-	142
Gift Card	7	6	131	99
Others	-	1	77	31
	35	84	316	391

Current	16	60	297	365
Noncurrent	19	24	19	26

25.	Shareholders’ equity
a.	Capital stock

On March 2, 2020, the process of converting preferred shares into common shares was completed and GPA started trading on the Novo Mercado. The subscribed and paid-in capital stock, on December 31, 2020, is represented by 268,352 (267,997 on December 31, 2019) of thousands of registered, book-entry shares with no par value. As a result of the Sendas merger process, there was a reduction capital in the amount of R$1,432. As of December 31, 2020, the share capital is R$5,434 (R$6,857 on December 31, 2019).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of any amendment to the Company’s Bylaws, upon resolution of the Board of Directors, which will establish the issue conditions.

At the Board of Directors’ Meetings held on February 20, 2019, May 7, 2019, June 24, 2019 and July 24, 2019, were approved a capital increase of R$9 (R$32 on December 31, 2019) through the issuance of 354 thousands preferred shares (1,152 thousands of preferred shares on December 31,2019).

Share rights

Under the terms of the Brazilian Corporation Law, the Bylaws or the resolutions taken by the shareholders at the General Meeting cannot deprive shareholders of the right to: (i) participate in the Company's social profits; (ii) participate, in the event of liquidation of the Company, in the distribution of any remaining assets, in proportion to their participation in the capital stock; (iii) inspect the management, under the terms of the Brazilian Corporate Law; (iv) preference in subscribing for future capital increases, except in certain circumstances provided for in the Brazilian Corporation Law; and (v) withdraw from the Company in the cases provided for in the Brazilian Corporation Law.

108

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

Regarding the right to dividends, the Bylaws provide that 25% of the adjusted annual net income should be available for distribution as a mandatory dividend or payment of interest on equity, in any fiscal year.

b.	Earnings reserve
(i)	Legal reserve: corresponds to appropriations of 5% of net income of each year, limited to 20% of the capital.
(ii)	Expansion reserve: corresponds to appropriations of the amount determined by shareholders to reserve funds to finance additional fixed and working capital investment through the allocation of up to 100% of the net income remaining after the appropriations determined by law and supported by capital budget, approved at shareholders’ meeting.
c.	Stock options

It recognizes the expenses associated to the Company’s executives’ share-based payments in accordance with CPC 10 (R1)/ (IFRS 2) – Share-based payment.

The Company's employees and administrators (including its subsidiaries) may receive payment based on shares, when employees provide services in exchange for equity instruments (“transactions settled with shares”).

The Company measures the transaction costs of employees eligible for share based compensation, based on the fair value of equity instruments on the grant date. Estimating the fair value of share-based payment transactions requires a definition of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires a definition of the most appropriate information for the valuation model, including the stock option life expectancy, volatility and dividend return, as well as the preparation of corresponding assumptions.

The cost of operations settled with shares is recognized as an expense for the year, together with a corresponding increase in shareholders' equity, during the year in which the performance and / or service provision conditions are met. Accumulated expenses recognized in relation to equity instruments on each base date, up to the acquisition date, reflect the extent to which the acquisition period has expired and the best estimate of the Company and its subsidiaries of the number of equity instruments that will be acquired.

The expense or reversal of expenses for each year represents the movement in accumulated expenses recognized at the beginning and end of the year. Expenses related to services that have not completed their acquisition period are not recognized, except in the case of operations settled with shares in which the acquisition depends on a market condition or non-acquisition of rights, which are treated as acquired, regardless of whether the market condition or non-acquisition of rights is satisfied or not, provided that all other performance and / or service provision conditions are met.

When an equity instrument is modified, the minimum expense recognized is the expense that would have been incurred if the terms had not been modified. An additional expense is recognized in the event of a change that increases the total fair value of the share-based payment transaction or that otherwise benefits the employee, as measured on the date of the change.

109

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

In the event of cancellation of an equity instrument, it is treated as if it were fully acquired on the date of cancellation, and any expenses not yet recognized, referring to the premium, are recognized immediately in the income for the year. This includes any premium whose conditions of non-acquisition under the control of the Company or the employee are not met. However, if the canceled plan is replaced by a new plan and substitute grants are generated, on the date it is granted, the canceled grant and the new plan will be treated as if they were a modification of the original grant, as described in the previous paragraph. All cancellations for transactions settled with shares are treated in the same way.

The dilutive effect of outstanding options is reflected as an additional dilution of shares in the calculation of diluted earnings per share.

The following describes the Former Stock Option Plan on December 31, 2020.

Compensation Plan

The Compensation Plan is managed by the Board of Directors, assigning to the Human Resources and the Compensation Committee the responsibility to grant the options and the advisory in managing the Compensation Plan (the "Committee").

Committee members will meet for the option grant Compensation Plan series and whenever necessary, decide on questions arising on the Compensation Plan. Each series of the granting of stock options will receive the letter "B" followed by a number. In the fiscal year ended December 31, 2020, was in force options granted B5 and B6 Series of the Compensation Plan.

The options granted to a participant will not be exercisable for a period of 36 (thirty six) months from the date of grant ("Grace Period"), except with formal authorization by the Company, and may only be exercised in the period beginning on the first day of the 37 (thirty-seventh) month from the date of grant, and ends on the last day of the 42 (forty-second) month from the date of grant ("Exercise Period").

The participants may exercise their total purchase options or in part, in one or more times, if for each year, the option exercise term is submitted during the Exercise Period.

The exercise price of each stock option granted under the Compensation Plan should correspond to R$0.01 (one cent) ("Exercise Price").

The exercise price of the options shall be paid in full in local currency by check or wire transfer available to the bank account held by the Company, in the tenth (10th) day preceding the date of acquisition of the shares.

The participant shall be disqualified for a period of 180 (one hundred and eighty) days from the date of acquisition of the shares, directly or indirectly, sell, assign, exchange, dispose of, transfer, grant to the capital of another company, grant option, or even celebrate any act or agreement which results or may result in the sale, directly or indirectly, costly or free, all or any of the shares acquired by the exercise of the purchase option under the option Plan.

The Company withhold any applicable tax under Brazilian tax law, less the number of shares delivered to the participant amount equivalent to taxes withheld.

110

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

Option Plan

The Stock Option Plan will be managed by the Board of Directors, assigning to the Human Resources and Compensation Committee the responsability to grant the options and the advisory in managing of the Stock Option Plan (the "Committee").

Committee members will meet for the option grant of the Option Plan series and, where necessary, to decide on the questions regarding the Stock Option Plan. Each series of the granting of stock options will receive the letter "C" followed by a number. In the fiscal year ended December 31, 2020, was in force options granted C5 and C6 Series Option Plan.

For each serie of stock options granted under the Option Plan, the exercise price of each stock option shall be equivalent to 80% of the closing price of the average of the Company's preferred shares traded in the prior twenty (20) days in B3 - Securities, Commodities and Futures prior to the date of the Committee meeting that decides upon the granting of the options that series ("Exercise Price").

Options granted to a Participant shall be exercisable for a period of 36 (thirty six) months from the Grant Date ("Grace Period"), and may only be exercised in the period beginning on the first day of the 37 (thirty-seventh) months as from the Grant Date, and ends on the last day of the 42 (forty-second) month as of the Grant Date ("Exercise Period"), provided the exceptions included in the Compensation Plan.

The participant may exercise their total purchase options or in part, in one or more times, if for each year the Option Exercise Agreement is submitted during the Exercise Period.

The exercise price of the options shall be paid in full in local currency by check or wire transfer available to the bank account held by the Company, provided that the payment deadline will always be the tenth (10th) day preceding the date to acquire the shares.

Information on the former stock option plan, stock option plan and compensation plan is summarized below:

					12.31.2020
					Number of options (in thousands)
Series granted	Grant date	1st date of exercise	Exercise price at the grant date	Granted	Exercised	Cancelled	Expired	Outstan-ding
Series B4	05/31/2017	05/31/2020	0.01	537	(450)	(55)	(32)	-
Series C4	05/31/2017	05/31/2020	56.78	537	(382)	(60)	(95)	-
Series B5	05/31/2018	05/31/2021	0.01	594	(152)	(49)	-	393
Series C5	05/31/2018	05/31/2021	62.61	594	(142)	(58)	-	394
Series B6	05/31/2019	05/31/2022	0.01	434	(13)	(29)	-	392
Series C6	05/31/2019	05/31/2022	70.62	331	(5)	(37)	-	289
				3,027	(1,144)	(288)	(127)	1,468

111

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

Consolidated information of share-based payment plans – GPA

According to the terms of the series plans, each option offers its beneficiary the right to buy a share of the Company. In both plans, the grace period is 36 months, always measured from the date on which the Board of Directors approved the issue of the respective series of options. The stock options may be exercised by their beneficiaries within 6 months after the end of the grace period of the respective grant date. The condition for the options to be exercisable (vested) is for the beneficiary to remain as an employee of the Company. The plans differ exclusively in the exercise price of the options and in the existence or not of a restriction period for the sale of the shares acquired in the exercise of the option.

According to the plans, the options granted in each of the series may represent maximum 0.7% of the total shares issued by the Company.

At December 31, 2020 there were 239 thousands treasury preferred shares which may be used as guarantee for the options granted in the plan. The preferred share price at B3 was R$75.05 per share.

The table below shows the maximum percentage of dilution to which current shareholders eventually being subject to in the event that all options granted are exercised until 2020:

	12.31.2020	12.31.2019

Number of shares	268,352	267,997
Balance of effective stock options granted	1,468	2,153
Maximum percentage of dilution	0,55%	0,80%

The fair value of each option granted is estimated on the grant date, by using the options pricing model “Black&Scholes” taking into account the following assumptions for the series B5 and C5: (a) expectation of dividends of 0.41%, (b) expectation of volatility nearly 36.52% and (c) the weighted average interest rate without risk of 9.29%.

The fair value of each option granted is estimated at the grant date using the option pricing model Black & Scholes, taking into account the following assumptions for the B6 and C6 series: (a) dividend expectation of 0.67%, (b) volatility expectation of nearly 32.74% and (c) the weighted average interest rate of 7.32%.

The expectation of remaining average life of the series outstanding at December 31, 2020 is 0.88 year (1.50 year at December 31, 2019). The weighted average fair value of options granted at December 31, 2020 was R$58.78 (R$56.41 at December 31, 2019).

112

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

	Shares in thousands	Weighted average of exercise price	Weighted average of remaining contractual term

At December 31, 2019
Granted during the period	765	30.55
Cancelled during the period	(126)	31.75
Exercised during the period	(1,080)	21.55
Expired during the period	(161)	16.74
Outstanding at the end of the period	2,153	30.25	1.50
Total to be exercised at December 31, 2019	2,153	30.25	1.50

At December 31, 2020
Granted during the period	-	-
Cancelled during the period	(69)	42,59
Exercised during the period	(489)	23,93
Expired during the period	(127)	42,44
Outstanding at the end of the period	1,468	30,71	0,88
Total to be exercised at December 31, 2020	1,468	30,71	0,88

The amounts recorded in the Parent Company and Consolidated statement of operations, for the year ended December 31, 2020 were R$23 (R$27 as of December 31, 2019).

25.1.	Other comprehensive income

Foreign exchange variation of investment abroad

Cumulative effect of exchange rate gains and losses on the translation of assets, liabilities and results from (i) euros to Reais, corresponding to CBD's investment in the subsidiary Cnova NV generating a loss of R$162 and (ii) Colombian pesos to Reais, corresponding to Sendas' investment in the Éxito subsidiary generating a gain of R$1,732. The effect on the parent company was R$1,570 (R$151 on December 31, 2019).

25.2.	Governamental subsidy reserve

On June 29, 2018, was approved in extraordinary shareholders’ meeting the proposal the management to reallocate the amount R$48 arising from tax incentives treated as subsidies for investments granted to the Company in the years of 2013 to 2017.

In December 2018 the company allocated an additional R$10 reserve tax incentives to be approved at an Extraordinary General Meeting on April 25, 2019.

In December 2020, the Company allocated another R$9 to reserve tax incentives to be approved at the Extraordinary General Meeting.

113

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

25.3.	Dividends and Interest on Equity

The distribution of dividends to the Company's shareholders is recognized as a liability at the end of the year, based on the minimum mandatory dividends defined in the bylaws. Any amounts exceeding this minimum are recorded only on the date on which such additional dividends are approved by the Company's shareholders.

The Company's Bylaws establish the minimum payment of 25% of the net income for the year, which may be higher as determined by the Board.

The Company may pay or credit interest as remuneration on equity calculated on equity accounts, subject to the rates and limits defined by law.

Management proposed dividends to be distributed in the amount of R$515 (R$1,9217 - one real and ninety-two cents per share), as shown below, considering that there were no prepayments of interest on equity in 2020.

	Proposed dividends
	12.31.2020	12.31.2019

Net income, for the year	2,179	790
Legal reserve	(109)	(39)
Governmental subsidy reserve	(9)	-
Calculation basis of dividends	2,061	751
Mandatory minimum dividends – 25%	515	188
Additional dividends	-	-

Payment of interim dividends as interest on own capital	-	(32)
Dividends payable	515	156

25.4.	Dividends distributed to non-controlling interests

The Company, through its subsidiary Éxito, has investments with non-controlling interest in some real estate projects and in Grupo Disco del Uruguay SA, as detailed in note 12. On December 31, 2020, dividends in the amount of R$143 were declared to non-controlling interests.

114

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

26.	Revenue from the sale of goods and / or services

CPC 47 / IFRS 15 establishes a comprehensive framework to determine if, when and for how long revenue is recognized.

Sale of goods

Revenue from sale of goods are recognized at their fair value and, when control over the products is transferred to the buyer, the Company and its subsidiaries cease to hold control or responsibility for the goods sold and the economic benefits generated to the Company and its subsidiaries are probable, which occurs substantially delivery of the products to the customers in the stores, moment when the Company's performance obligation is satisfied. No revenue is recognized if their realization is uncertain.

Service revenue

Since the Company and its subsidiaries’ are holders of policies on extended sale, financial protection insurance, personal accident insurance, sales agents in technical assistance and mobile phone recharge, revenues earned are presented net of related costs and recognized in profit or loss when probable that the economic benefits will flow to the Company and their values can be measured reliably.

	Parent Company		Consolidated
	12.31.2020	12.31.2019	12.31.2020	12.31.2019
Gross sales				Restated
Goods	29,534	27,795	54,466	30,826
Services rendered	445	415	1,608	555
Sales returns and cancellations	(214)	(204)	(342)	(216)
	29,765	28,006	55,732	31,165

Taxes on sales	(1,769)	(2,199)	(4,479)	(2,327)

Net operating revenues	27,996	25,807	51,253	28,838

115

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

27.	Expenses by nature

Cost of goods sold

The cost of goods sold comprises the cost of purchases net of discounts and bonuses received from suppliers, changes in inventory and logistics costs.

Bonuses received from suppliers are measured based on contracts and agreements between the parties.

The cost of sales includes the cost of logistics operations managed or outsourced by the Company and its subsidiaries and includes, warehousing, handling and freight costs incurred until the goods are available for sale. Transport costs are included in the acquisition costs.

Selling expenses

Selling expenses comprise all store expenses, such as salaries, marketing, occupancy, maintenance, expenses with credit card companies, etc.

Marketing expenses refer to advertising campaigns for each segment in which the Company operates. The main media used by the Company are: radio, television, newspapers and magazines. These expenses are recognized in profit or loss through campaign period.

General and administrative expenses

General and administrative expenses correspond to overhead and the cost of corporate units, including the purchasing and procurement, information technology and financial areas.

	Parent Company		Consolidated
	12.31.2020	12.31.2019	12.31.2020	12.31.2019
				Restated
Cost of inventories	(18,716)	(17,828)	(35,357)	(19,893)
Personnel expenses	(3,243)	(3,363)	(5,500)	(3,607)
Outsourced services	(443)	(413)	(838)	(438)
Overhead expenses	(1,180)	(1,230)	(2,214)	(1,361)
Commercial expenses	(958)	(976)	(1,690)	(1,074)
Other expenses	(611)	(485)	(1,248)	(550)
	(25,151)	(24,295)	(46,847)	(26,923)

Cost of sales	(19,978)	(19,062)	(37,504)	(21,225)
Selling expenses	(4,495)	(4,492)	(7,755)	(5,166)
General and administrative expenses	(678)	(741)	(1,588)	(532)
	(25,151)	(24,295)	(48,847)	(26,923)

116

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

28.	Other operating expenses, net

Other operating income and expenses correspond to the effects of major or nonrecurring events occurred during the year that do not meet the definition for the other statement of operations lines.

	Parent Company		Consolidated
	12.31.2020	12.31.2019	12.31.2020	12.31.2019
				Restated
Tax installments and other tax risks	(322)	(123)	(374)	(158)
Restructuring expenses (*)	(362)	(167)	(454)	(267)
Losses on disposal of property(**)	427	60	378	39
Corporate reorganization (****)	513	-	513	-
Prevention spending – Covid-19(***)	(82)	-	(134)	-
	174	(230)	(71)	(386)

(*) amounts related to restructuring expenses in Brazilian operations and expenses in the acquisition of Éxito Group.

(**) The result of fixed assets was mainly impacted by the Sale and Leaseback operations in the amount of R$187 (see note 1.3), the sale of 3 stores in the city of Curitiba in the amount of R$68 and the sale of 2 non-core properties in the city of São Paulo in the amount of R$190, R$45 in 2019.

(***) Expenses incurred as a result of the pandemic refer to the purchase of individual protection and store adaptation items, overtime expenses, expenses with internal and external communication, incremental expenses with transportation and cleaning and sanitation services.

(****) Impacts related to the Sendas spin-off project totaled revenue of R$513 composed of (i) the revaluation of the remaining interest in FIC by IFRS10 (50% for the interest held by GPA was transferred to Assaí at fair price) in the amount of R$573 (see note 1.1) and (ii) costs related to spin-off (expenses of R$60).

117

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)
29.	Financial income (expenses), net

Financial income includes income generated by cash and cash equivalents and restricted deposits, gains related to the measurement of derivatives at fair value.

Interest income is recorded for all financial assets measured at amortized cost, using the effective interest rate, which corresponds to the discount rate for future payments or cash receipts over the expected useful life of the financial instrument - or shorter period, as the case may be - at the net book value of the financial asset or liability.

Financial expenses include substantially all expenses generated by net debt and receivables sold during the year, losses related to the measurement of derivatives at fair value, losses on disposals of financial assets, financial charges on lawsuits and taxes and interest charges on financial leases, as well as discount charges.

	Parent Company		Consolidated
	12.31.2020	12.31.2019	12.31.2020	12.31.2019
				Restated
Finance expenses:
Cost of debt	(317)	(323)	(387)	(337)
Cost of the discounting of receivables	(57)	(100)	(58)	(101)
Monetary restatement loss	(112)	(88)	(265)	(151)
Interest on lease liabilities	(543)	(509)	(729)	(528)
Other finance expenses	(87)	(78)	(198)	(107)
Total financial expenses	(1,116)	(1,098)	(1,637)	(1,224)

Financial income:
Income from short term instruments	59	66	152	111
Monetary restatement gain (*)	672	70	749	234
Other financial income	4	7	8	8
Total financial income	735	143	909	353

Total	(381)	(955)	(728)	(871)

(*) On October 29, 2020, the Company had the final and unappealable process in favor of the Company, granting tax credit in the amount of R$1,609, net of provisions for unrealized installments, being R$613 in the financial result.

The hedge effects are recorded as cost of debt and disclosed in Note 19.

118

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

30.	Earnings per share

Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the year.

Diluted earnings per share are calculated as follows:

•	Numerator: profit for the year adjusted by dilutive effects from stock options granted by subsidiaries.
•	Denominator: the number of shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back at market, if applicable.

Equity instruments that will or may be settled with the Company and its subsidiaries’ shares are only included in the calculation when its settlement has a dilutive impact on earnings per share.

As mentioned in note 1.2, the migration process to “Novo Mercado” was concluded and, therefore, the Company started to present earnings per share considering a single class of shares from 2019.

The table below presents the determination of net income available to holders of common shares and the weighted average number of common shares outstanding used to calculate basic and diluted earnings per share in each reporting exercise:

	12.31.2020	12.31.2019
	Ordinary	Ordinary

Basic numerator
Net income (loss) allocated to common shareholders – continued operations	1,092	(287)
Net income (loss) allocated to common shareholders - discontinued operations	1,087	1,077
Net income (loss) allocated to common shareholders	2,179	790

Basic denominator (millions of shares)
Weighted average of shares	268	267

Basic earnings per millions of shares (R$) – continued operations	4,07575	(1,07463)
Basic earnings per millions of shares (R$) - discontinued operations	4,05709	4,03267
Basic earnings per millions of shares (R$) - total	8,13283	2,95804

Diluted numerator
Net income (loss) allocated to common shareholders – continued operations	1,092	(287)
Net income (loss) allocated to common shareholders - discontinued operations	1,087	1,077
Net income (loss) allocated to common shareholders	2,179	790

Diluted denominator
Weighted average of shares (in millions)	268	267
Stock option	1	1
Diluted weighted average of shares (millions)	269	268

Diluted earnings per millions of shares (R$) – continued operations	4,06984	(1,07337)
Diluted earnings per millions of shares (R$) – discontinued operations	4,05120	4,02728
Diluted earnings per millions of shares (R$) – total	8,12104	2,95391

119

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)
31.	Segment information

Management considers the following segments:

•	Food retail – includes the banners “Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado” / “Mercado Extra”, “Minimercado Extra”, “Minuto Pão de Açúcar”, “Comprebem”, “Posto Extra, “Drogaria Extra” and “GPA Malls & Properties”.
•	Éxito Group - includes the company Éxito (Colômbia) and its subsidiaries Libertad (Argentina) and Disco (Uruguay). Éxito also operates the brands Surtimax, Super Inter, and Carulla, consequence of the acquisition of Éxito in November 2019 (note 13).

The electronics and electronic commerce segments were sold and are presented as Discontinued Operations on December 31, 2019. The wholesale self-service segment, Assai, was spun off to the Company's shareholders and is presented as a discontinued operation on December 31, 2020 and 2019. The other businesses are composed of the results of James, Cheftime, Stix and Cnova N.V. Both segments are maintained in this note for purposes of reconciliation with the consolidated financial statements.

The eliminations of the result and balance sheet are presented within the segment itself.

Expenses related to the acquisition of Éxito and the tax on profits earned abroad paid in Brazil are considered in the Éxito Group.

Management monitors the operating results of its business units separately making decisions about resource allocation and performance assessment. The segment performance is evaluated based on operating income and is measured consistently with operating income in the financial statements.

The Company is engaged in operations of retail stores located in 16 states and the Federal District of Brazil. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker who has been identified as the Chief Executive Officer.

The chief operating decision-maker allocates resources and assesses performance by reviewing results and other information related to segments.

The Company deems irrelevant the disclosure of information on sales per product category, given that similar products are sold based on each business’ strategies and each segment has its own management controls. Thus, any aggregation product for disclosure is practically impossible.

The Company measures the results of segments using the accounting practices adopted in Brazil and IFRS, among other measures, each segment’s operating profit, which includes certain corporate overhead allocations. At times, the Company reviews the measurement of each segment’s operating profit, including any corporate overhead allocations, as determined by the information regularly reviewed by the chief operating decision-maker.

Information on the Company’s segments as of December 31, 2020 is included in the table below:

120

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

Description	Retail		Exito Group		Discontinued operations		Others businesses		Total
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
				Restated		Restated				Restated

Net operating revenue	29,170	26,654	22,034	2,151	-	-	49	33	51,253	28,838
Gross profit	8,219	7,005	5,508	609	-	-	22	(1)	13,749	7,613
Depreciation and amortization	(1,069)	(967)	(729)	(60)	-	-	(6)	(1)	(1,804)	(1,028)
Share of profit of subsidiaries and associates	118	107	27	(6)	-	-	(47)	(99)	98	2
Operating income	2,134	574	679	84	-	-	(184)	(155)	2,629	503
Net financial expenses	(386)	(815)	(340)	(57)	-	-	(2)	1	(728)	(871)
Profit(loss) before income tax and social contribution	1,748	(241)	339	27	-	-	(186)	(154)	1,901	(368)
Income tax and social contribution	(559)	121	(110)	(28)	-	-	7	2	(662)	95
Net income (loss) for continued operations	1,189	(120)	229	(1)	-	-	(179)	(152)	1,239	(273)
Net income (loss) for discontinued operations	85	312	(1)	-	1,003	797	-	-	1,087	1,109
Net income (loss) of year end	1,274	192	228	(1)	1,003	797	(179)	(152)	2,326	836

Current assets	9,531	8,002	8,015	6,664	-	5,292	95	10	17,641	19,968
Noncurrent assets	16,672	15,568	18,930	15,438	-	7,475	52	26	35,654	38,507
Current liabilities	8,573	11,557	9,729	7,252	-	4,317	181	9	18,483	23,135
Noncurrent liabilities	14,390	9,810	3,620	9,686	-	2,295	(5)	1	18,005	21,792
Shareholders' equity	3,240	2,203	13,596	5,164	-	6,155	(29)	26	16,807	13,548

121

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues by geographic region is showed below:

	12.31.2020	12.31.2019
Brazil
Retail	29,170	26,654
Others businesses	49	33
	29,219	26,687

Exito Group
Colombia	17,062	1,694
Uruguay	3,746	350
Argentina	1,226	107
	22,034	2,151
Total net operating revenue	51,253	28,838
32.	Non cash transactions

During 2020 and 2019 the Company had transactions that was not represent disbursement of cash and therefore was not presented at the statement of cash flow, as presented below:

•       Purchase of fixed assets not paid yet as note 15.3;

•       Purchase of intangible assets not paid yet as per note 16.3;

33.	Non current assets held for sale

Noncurrent assets and group of assets are reclassified as held for sale if the carrying amount will be recovered through a sale transaction, instead of continuous use. This condition is considered reached only when the asset is available to sale in the present condition, exposed only the terms that are usual to sales of these assets and the sale is highly probable. Management has to be committed to finish the sale, which must be completed in one year.

When the Company is committed to a sale plan involving the loose of subsidiary control, all the assets and liabilities of this subsidiary are classified as held for sale when the criteria above is met, even if the Company keeps a non-controlling interest in its former subsidiary after the sale. Additionally, the net income of the entity classified as held for sale is presented as discontinued operations in a unique caption into statements of operations.

Non current assets classified as held for sale are measured based on the lower amount between carrying amount and market value less cost to sell.

122

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

Parent Company’s effects	2020	2019

Parent company properties / land available for sale	78	171
Assets held for sale and discontinued operations	78	171

Consolidated	12.31.2020	12.31.2019

Parent company properties / land available for sale	78	171
Éxito real estate developments	31	52
Total	109	223

34.	Discontinued operations
a)	Via Varejo

As disclosed in notes 2 and 12.4, on June 14, 2019, the sale of Via Varejo S.A. (“VV”) was concluded, the date on which control of the subsidiary was exercised by its new controlling shareholders.

Following are the balance sheet and consolidated statements of Via Varejo's cash flows before eliminations, including effects of purchase price allocation on the acquisitions of Globex and Casa Bahia:

Balance sheet (*):

05.31.2019
Assets
Current
Total current assets	9,871
Noncurrent
Total noncurrent assets	16,266
Total assets	26,137

Liabilities
Current
Total current liabilities	13,484

Noncurrent
Total noncurrent liabilities	7,375

Shareholders’ equity	5,278
Total liabilities and shareholders’ equity	26,137

(*) Prior to elimination of GPA related party balances.

123

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

Cash flow:	05.31.2019

Cash flow provided by (used in) operating activities	(2,640)
Net cash provided by (used in) investing activities	(234)
Net cash provided by (used in) financing activities	(651)
Cash variation in the period	(3,525)

Income statement:

The breakdown of profit from discontinued operations presented in the consolidated income statement of the Company is as follows:

05.31.2019

Net operating revenue	10,527
Net income before income tax and social contribution	169
Income tax and social contribution	(119)
Net income for the period	50

b)	Sendas

On December 31, 2020, the Company lost control of the subsidiary Sendas, as a result of the spin off, Sendas' net result is presented as a discontinued operation. Below is the summary cash flow statement and income statement:

Cash flow:	12.31.2020

Cash flow provided by (used in) operating activities	4,191
Net cash provided by (used in) investing activities	(695)
Net cash provided by (used in) financing activities	(1,827)
Cash variation in the year	1,669

	12.31.2020	12.31.2019

Net operating revenue	35,950	27,806
Net income before income tax and social contribution	1,315	1,128
Income tax and social contribution	(312)	(367)
Net income for the period	1,003	761

124

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2020 (In millions of Brazilian reais, unless otherwise stated)

c) Composition of discontinued operations
	12.31.2020	12.31.2019
Net income Via Varejo		50
Net income - Sendas	1,003	761
Other results from discontinued operations	84	(100)
Gain on the sale of discontinued operations (note 12.3)	-	398
Net income from discontinued operations presented in the consolidated income statement of the Company	1,087	1,109

Attributable:
Controlling shareholders of the Company	1,087	1,073
Participation of non-controlling shareholders	-	36

Additionally, a reclassification of costs incurred at the Parent Company was made, mainly related to contingency indemnity costs from periods prior to the acquisition, paid to Via Varejo. Under IFRS 5, such costs were reclassified to discontinued activities in the amount of R$84 on December 31, 2020 (R$87 on December 31, 2019). The amount of R$84 includes the amount of R$231 corresponding to GPA right to receive the refund of the ICMS exclusion benefit from the PIS and COFINS basis of its former subsidiary Globex from Via Varejo, after the final and unappealable process , referring to the period of 2007 and 2010 (see note 21.9).

35.	Insurance coverage

The insurance coverage as of December 31, 2020 is summarized as follows:

		Amount insured
Insured assets	Covered risks	Parent Company	Consolidated
Property and equipment and inventories	Assigning profit	16,246	16,438
Business interruption	Loss of profits	7,695	13,110
Cars and Others (*)	Damages	271	337

The Company maintains specific policies for general civil liability of R$100 and civil responsibility of R$134, coverage against fraud and risk (Criminal) in the amount of R$44 and risk of damage protection and Cybersecurity responsibility (Cyber) of R$37. Totaling the coverage of R$315.

(*)       The value reported above does not include coverage of the hulls, which are insured by the value of 100% of the Foundation Institute of Economic Research – FIPE table.

125

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 24, 2021	By: /s/ Christophe José Hidalgo
	Name:	Christophe José Hidalgo
	Title:	Interim Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.